Form 20-F
period 2014-03-31
DORIAN LPG LTD.
filed 2014-07-30
CIK 1596993

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

Commission file number: 001-36437

Dorian LPG Ltd.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

Dorian LPG Ltd., c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, Connecticut 06902
(Address of principal executive offices)

Mr. Theodore B. Young
(203) 674-9695 Dorian LPG Ltd., c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, Connecticut 06902
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2014, there were 48,365,012 outstanding shares of common stock, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No	X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	X	No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of "large accelerated filer" and "accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

X	U.S. GAAP

International Financial Reporting Standards as issued by the international Accounting Standards Board

Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

FORWARD‑LOOKING STATEMENTS
This report contains forward‑looking statements that involve risks and uncertainties. Where any forward‑looking statement includes a statement about the assumptions or bases underlying the forward‑looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward‑looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward‑looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. Forward‑looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this report. These risks include the risks that are identified in the "Risk Factors" section of this report, and also include, among others, risks associated with the following:
•	future operating or financial results;
•	our limited operating history;
•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;
•	future production of LPG, refined petroleum products and oil prices;
•	infrastructure to support marine transportation of LPG, including pipelines and terminals;
•	competition in the marine transportation industry;
•	oversupply of LPG vessels comparable to ours;
•	future supply and demand for oil and refined petroleum products and natural gas of which LPG is a byproduct;
•	global and regional economic and political conditions;
•	shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;
•	ability to employ our vessels profitably;
•	our limited number of assets and small number of customers;
•	performance by the counterparties to our charter agreements;
•	termination of our customer contracts;
•	delays and cost overruns in vessel construction projects;
•	our ability to incur additional indebtedness under and compliance with restrictions and covenants in our debt agreements;
•	our need for cash to meet our debt service obligations and to pay installments in connection with our newbuilding vessels;
•	our levels of operating and maintenance costs;
•	our dependence on key personnel;
•	availability of skilled workers and the related labor costs;
•	compliance with governmental, tax, environmental and safety regulation;
•	changes in tax laws, treaties or regulations;
•	any non‑compliance with the U.S. Foreign Corrupt Practices Act of 1977 ("the FCPA"), the U.K. Bribery Act 2010, or other applicable regulations relating to bribery;

•	general economic conditions and conditions in the oil and natural gas industry;
•	effects of new products and new technology in our industry;
•	operating hazards in the maritime transportation industry;
•	adequacy of insurance coverage in the event of a catastrophic event;
•	the volatility of the price of our common shares;
•	our incorporation under the laws of the Republic of the Marshall Islands and the limited rights to relief that may be available compared to other countries, including the United States;
•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and our ability to comply with covenants set forth in our existing and future financing arrangements; and
•	expectations regarding vessel acquisitions.
Any forward‑looking statements contained in this report should not be relied upon as predictions of future events. No assurance can be given that the expectations expressed in these forward‑looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward‑looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is not realized. You should thoroughly read this report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. Some important factors that could cause actual results to differ materially from those in the forward‑looking statements are, in certain instances, included with such forward‑looking statements and in "Risk Factors" in this report. Additionally, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward‑looking statements. We qualify all of the forward‑looking statements by these cautionary statements.
Readers are cautioned not to place undue reliance on the forward‑looking statements contained in this report, which represent the best judgment of our management. Such statements, estimates and projections reflect various assumptions made by us concerning anticipated results, which are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and which may or may not prove to be correct. We undertake no obligation to update or revise any forward‑looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
      Not applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
Unless otherwise indicated, references to "Dorian," the "Company," "we," "our," "us," or similar terms refer to Dorian LPG Ltd. and its subsidiaries and predecessors. The terms "Predecessor" and "Predecessor Business" refer to the owning companies of the four vessels (hereinafter referred to as our "Initial Fleet"), as defined below, prior to their acquisition by us. We use the term "VLGC" to refer to very large gas carriers. We use the term "LPG" to refer to liquefied petroleum gas and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of our vessels. References in this report to "Statoil," "Shell" and "Petredec" refer to Statoil ASA, Royal Dutch Shell plc, and Petredec Limited, respectively, and certain of each of their subsidiaries that are our customers. Unless otherwise indicated, all references to "U.S. dollars," "USD," "dollars," "U.S.$," and "$" in this report are to the lawful currency of the United States of America and references to "Norwegian Kroner" and "NOK" are to the lawful currency of Norway.
A.	Selected Financial Data
We were formed on July 1, 2013 by Dorian Holdings as a new LPG shipping company primarily focused on owning and operating VLGCs. Our fiscal year end is March 31.
On July 29, 2013, in connection with our formation, we entered into concurrent transactions in which we issued an aggregate of 18,644,324 common shares to Dorian Holdings, SeaDor Holdings and other investors, in exchange for the four vessels in our Initial Fleet, including our assumption of debt obligations associated with the vessels, contracts for the construction of three newbuilding VLGCs and options to acquire an additional three newbuilding VLGCs, and net proceeds of approximately $162 million as described in Note 1 to the consolidated financial statements included herein. On November 26, 2013, we completed the acquisition of 13 VLGC newbuilding contracts, associated deposits to shipyards and cash from Scorpio Tankers, in return for 7,990,425 common shares, and we simultaneously completed a private placement in Norway of 16,081,081 of our common shares for net proceeds of approximately $243 million. On February 12, 2014, we completed a private placement in Norway of 5,649,200 common shares as described in Note 12 to the consolidated financial statements included herein for net proceeds of approximately $96 million. On April 25, 2014, we completed a private placement of 1,412,698 common shares with a strategic investor for net proceeds of approximately $25.9 million as described in Note 22 to the consolidated financial statements included herein. On May 13, 2014, we completed an initial public offering of 7,105,263 common shares on the New York Stock Exchange at a price of $19.00 per share, or $135.0 million in gross proceeds not including underwriting fees or closing costs of $11.5 million as described in Note 22 to the consolidated financial statements herein. On May 22, 2014, we completed the issuance of 245,521 common shares related to the overallotment exercise by the underwriters of the Company's initial public offering at a price of $19.00 per share, or $4.7 million in gross proceeds not including underwriting fees or closing costs of $0.3 million as described in Note 22 to the consolidated financial statements herein.
All references to our common shares and per‑share data included in the selected historical consolidated financial data below have been retrospectively adjusted to reflect the one‑for‑five reverse stock split effective on April 25, 2014. The consolidated financial statements of Dorian LPG Ltd. are presented as of March 31, 2014 and the results of operations, cash flows and statements of shareholders' equity are presented for the period July 1, 2013 (inception) to March 31, 2014. The consolidated financial statements for the period from inception to March 31, 2014 include the businesses and assets acquired in the transactions described above. The financial statements for the periods prior to July 29, 2013 represent the combined financial statements of the Predecessor Businesses.
THE PURCHASE METHOD OF ACCOUNTING WAS USED TO RECORD ASSETS ACQUIRED AND LIABILITIES ASSUMED BY THE COMPANY. SUCH ACCOUNTING GENERALLY RESULTS IN INCREASED OR DECREASED AMORTIZATION AND DEPRECIATION REPORTED IN FUTURE PERIODS. ACCORDINGLY, THE ACCOMPANYING FINANCIAL STATEMENTS OF THE PREDECESSOR AND THE COMPANY ARE NOT COMPARABLE IN ALL MATERIAL RESPECTS SINCE THOSE FINANCIAL STATEMENTS REPORT FINANCIAL POSITION, RESULTS OF OPERATIONS, AND CASH FLOWS OF THESE TWO SEPARATE ENTITIES.

The following table presents selected historical financial data and other data of Dorian LPG LTD as of March 31, 2014 and for the period July 1, 2013 (inception) to March 31, 2014 and the Predecessor Businesses' of Dorian LPG LTD as of and for the fiscal years ended March 31, 2013 and 2012 and for the period April 1, 2013 to July 28, 2013. The selected historical financial data of Dorian LPG Ltd. has been derived from our audited consolidated financial statements and notes thereto and the selected historical financial data of the Predecessor has been derived from the Predecessor Businesses' audited combined financial statements, and should be read together with and are qualified in its entirety by reference to such financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The following table should also be read together with "Item 5. Operating and Financial Review and Prospects".
Our audited consolidated financial statements as of March 31, 2014 and for the period July 1, 2013 (inception) to March 31, 2014 and the Predecessor Businesses' audited combined financial statements as of March 31, 2013 and for the fiscal years ended March 31, 2013 and 2012 and for the period April 1, 2013 to July 28, 2013 together with the notes thereto are included in "Item 18.  Financial Statements" and should be read in their entirety.

	Dorian LPG Ltd.	Predecessor Businesses of Dorian LPG Ltd.
	Period July 1 (inception) To March 31,	Period April 1, 2013 To	Years Ended March 31,
	2014	July 28, 2013	2013	2012
	(in U.S. dollars, except fleet data)

Statement of Operations Data
Revenues	$29,633,700	$15,383,116	$38,661,846	$34,571,042
Expenses
Voyage expenses	6,670,971	3,623,872	8,751,257	2,075,698
Voyage expenses‑related party	—	198,360	505,926	448,683
Vessel operating expenses	8,394,959	4,638,725	12,038,926	14,410,349
Management fees‑related party	3,122,356	601,202	1,824,000	1,824,000
Depreciation and amortization	6,620,372	3,955,309	12,024,829	11,847,628
General and administrative expenses	433,674	28,204	157,039	80,552
Total expenses	25,242,332	13,045,672	35,301.977	30,686,910
Operating income	4,391,368	2,337,444	3,359,869	3,884,132
Other income/(expenses)
Interest and finance costs	(1,579,206)	(762,815)	(2,568,985)	(2,415,855)
Interest income	428,201	98	598	504
(Loss)/Gain on derivative, net	(1,104,001)	2,830,205	(5,588,479)	(10,943,316)
Foreign currency gain/(loss), net	697,481	(5)	(53,700)	2,215
Total other income/(expenses), net	(1,557,525)	2,067,483	(8,210,566)	(13,356,452)
Net income/(loss)	$2,833,843	$4,404,927	$(4,850,697)	$(9,472,320)
Earnings per common share, basic and diluted	$0.09	—	—	—
Other Financial Data
Adjusted EBITDA(1)	$12,137,422	$6,292,846	$15,331,596	$15,734,479
Fleet Data
Calendar days	984	476	1,460	1,464
Available days	964	476	1,447	1,421
Operating days	941	449	1,359	1,405
Fleet utilization	97.7%	94.3%	93.9%	98.9%
Average Daily Results
Time charter equivalent rate	$24,402	$25,748	$21,637	$22,809
Daily vessel operating expenses	$8,531	$9,745	$8,246	$9,843

	Dorian LPG Ltd.	Predecessor Businesses of Dorian LPG Ltd.
	As of March 31, 2014	As of March 31, 2013
	(in U.S. dollars)
Balance Sheet Data
Cash and cash equivalents	$279,131,795	$1,041,644
Restricted cash, current	30,948,702	—
Restricted cash, non‑current	4,500,000	—
Total assets	840,245,766	194,447,604
Total liabilities	148,046,334	181,689,814
Total shareholders' / owners' equity	692,199,432	12,757,790

(1)	Adjusted EBITDA represents net income before interest and finance costs, loss/(gain) on derivatives and depreciation and amortization and is used as a supplemental financial measure by management to assess our financial and operating performance. We believe that adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods, and depreciation and amortization expense, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including adjusted EBITDA as a financial and operating measure benefits investors in selecting between investing in us and other investment alternatives.
Adjusted EBITDA has certain limitations in use and should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income. Adjusted EBITDA as presented below may not be computed consistently with similarly titled measures of other companies and, therefore might not be comparable with other companies.
The following table sets forth a reconciliation of net income/(loss) to Adjusted EBITDA (unaudited) for the periods presented:
	Dorian LPG Ltd.	Predecessor Businesses of Dorian LPG Ltd.
	Period July 1 (inception) To March 31,	Period April 1, 2013 To	Years Ended March 31,
	2014	July 28, 2013	2013	2012
	(in U.S. dollars)
Net income/(loss)	$2,833,843	$4,404,927	$(4,850,697)	$(9,472,320)
Interest and finance costs	1,579,206	762,815	2,568,985	2,415,855
Loss /(Gain) on derivatives, net	1,104,001	(2,830,205)	5,588,479	10,943,316
Depreciation and amortization	6,620,372	3,955,309	12,024,829	11,847,628
Adjusted EBITDA	$12,137,422	$6,292,846	$15,331,596	$15,734,479

B.	Capitalization and Indebtedness
Not applicable.
C.	Reasons for the Offer and Use of Proceeds
Not applicable.
D.	Risk Factors
The following risks relate principally to us and our business and the industry in which we operate. Other risks relate principally to the securities markets and ownership of our common shares. Any of the risk factors described below could significantly and negatively affect our business, financial condition and results of operations and our ability to pay dividends, and lower the trading price of our common shares. You may lose part or all of your investment.
Risks Relating to Our Company
We are a recently formed company with a limited history of operations on which investors may assess our performance.
We are a recently formed company and have a limited performance record, operating history and historical financial statements upon which you can evaluate our operations or our ability to implement and achieve our business strategy. We cannot assure you that we will be successful in implementing our business strategy. In July 2013, we acquired the four vessels in our Initial Fleet, and we did not engage in any business or other activities prior to such acquisitions.
Our operating fleet consists of five LPG carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.
Our operating fleet consists of five LPG carriers. Until the delivery of one or more of the additional vessels for which we have contracted, with scheduled deliveries between September 2014 and January 2016, or until we identify and acquire additional vessels, we will depend upon these five vessels for all of our revenue. If any of our vessels are unable to generate revenues as a result of off‑hire time, early termination of the applicable time charter or otherwise, our business, results of operations financial condition and ability to pay dividends on our common shares could be materially adversely affected.

Due to our lack of diversification, adverse developments in the maritime LPG transportation business would adversely affect our business, financial condition and operating results.
We currently rely exclusively on the cash flow generated from the vessels in our operating fleet, all of which operate in the maritime LPG transportation business, and focus on VLGCs in particular. Unlike some other shipping companies, which have various vessels that can carry containers, dry bulk, crude oil and oil products, we expect to depend exclusively on the transport of LPG. Our lack of a diversified business model could materially adversely affect us if the maritime LPG transportation sector fails to develop in line with our expectations. Our lack of diversification could make us vulnerable to adverse developments in the international LPG shipping industry which would have a significantly greater impact on our business, financial condition and operating results than it would if we maintained more diverse assets or lines of business.
We currently derive a substantial portion of our revenue and cash flow from one charterer and the loss of that charterer could cause us to suffer losses or otherwise adversely affect our business.
We currently derive a substantial portion of our revenue and cash flow from one charterer, Statoil. For the period ended March 31, 2014, Statoil accounted for 51% of our total revenue. The vessels we have contracted under time charters have fixed terms, but may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LPG shipping industry, prevailing prices for LPG and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends to our shareholders.
If any of our charters are terminated, we may be unable to re‑deploy the related vessel on terms as favorable to us as our current charters, or at all. If we are unable to re‑deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition. Any of these factors may decrease our revenue and cash flows. Further, the loss of any of our charterers, charters or vessels, or a decline in charter hire rates under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends.
We may not be able to successfully secure employment for our vessels, including our 18 newbuildings for which we have not yet arranged employment, which could adversely affect our financial condition and results of operations.
Two of the vessels in our operating fleet are on time charters, one of which expires in the fourth calendar quarter of 2014 for which we have not arranged re‑employment, and three of our vessels are operating in the spot market. In addition, we have not yet arranged employment for 18 newbuildings, which we expect to be delivered between the third calendar quarter of 2014 and the first quarter of 2016. As a result, a large number of our vessels may not have secured employment upon expiration of their current charters or delivery to us. We cannot assure you that we will be successful in finding employment for such vessels, on time charters, in the spot market, or otherwise, immediately upon their deliveries to us or whether such employment will be at profitable rates, which could affect the availability of financing as well as our general financial condition, results of operation and cash flow.
Our growth in the LPG shipping market depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.
The process of obtaining new charter agreements is highly competitive and generally involves an intensive screening process and competitive bidding process that often extends for several months. Contracts are awarded based upon a variety of factors, including:
•	the operator's industry relationships, experience and reputation for customer service, quality operations and safety;
•	the quality, experience and technical capability of the crew;
•	the experience of the crew with the operator and type of vessel;
•	the operator's relationships with shipyards and the ability to get suitable berths;
•	the operator's construction management experience, including the ability to obtain on‑time delivery of new vessels according to customer specifications;

•	the operator's willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
•	the competitiveness of the bid in terms of overall price.
Our vessels will operate in a highly competitive market and we expect substantial competition for providing transportation services from a number of companies (both LPG vessel owners and operators). We anticipate that an increasing number of maritime transport companies, including many with strong reputations and extensive resources and experience, will enter the LPG shipping market. Our existing and potential competitors may have significantly greater financial resources than we do. Competition for the transportation of LPG depends on the price, location, size, age, condition and acceptability of the vessel to the charterer. Further, competitors with greater resources may have larger fleets, or could operate larger fleets through consolidations, acquisitions, newbuildings or pooling of their vessels with other companies, and, therefore, may be able to offer a more competitive service than us, including better charter rates. We expect competition from a number of experienced companies providing contracts for gas transportation services to potential LPG customers, including state‑sponsored entities and major energy companies affiliated with the projects requiring shipping services. As a result, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, financial condition and operating results.
We are subject to credit risk with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered into, and expect to enter into in the future, various contracts, including charter agreements, contracts of affreightment, shipbuilding contracts and credit facilities. Such agreements subject us to counterparty risks. The ability and willingness of our counterparties to perform their obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and LPG industries, the overall financial condition of the counterparty, charter rates for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve‑based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We are exposed to fluctuations in spot market charter rates, which may adversely affect our earnings.
As of the date of this annual report, three of our five operating vessels operate in the spot market, exposing us to fluctuations in spot market charter rates. In addition, we may employ additional vessels in the spot market in the future as our current time charters expire and as we take delivery of our newbuilding vessels under construction. The spot charter market may fluctuate significantly based upon LPG supply and demand. In addition, VLGC spot market rates are highly seasonal, with strength in the second and third calendar quarters, as suppliers build inventory for the high consumption northern hemisphere winter. The successful operation of our vessels in the competitive and highly volatile spot charter market depends on, among other things, obtaining profitable spot charters, which depends greatly on vessel supply and demand, and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re‑charter these vessels at similar rates, or at all, or to secure charters for our contracted LPG carrier newbuildings at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.
Our VLGC Newbuilding Program is subject to risks, including our ability to obtain financing for the acquisition of the vessels we have contracted to acquire, which could cause delays, cost overruns or cancellations, which would have a material adverse effect on our results of operations, financial condition and cash flows.
We have entered into contracts for the construction of 19 newbuilding vessels at Hyundai Heavy Industries Co., Ltd. ("HHI" or "Hyundai") and Daewoo Shipping and Marine Engineering Ltd. ("Daewoo"), including one that has been delivered (our "VLGC Newbuilding Program"), for which installment payments made by us or through acquisitions as of July 24, 2014 total $385.4 million and our remaining contractual commitments total approximately $1.0 billion. Although we can provide no assurance that we will be successful in obtaining financing at all or on satisfactory terms, we plan to finance the estimated remaining project costs for the vessels in our VLGC Newbuilding Program with cash on hand, the net proceeds of our initial public offering and borrowings in an estimated amount of approximately $750 million under new credit facilities or debt/equity offerings we will seek to arrange. Our entry into new credit facilities and access to the public and private debt and equity markets are subject to significant conditions, including without limitation, the negotiation and execution of definitive documentation, as well as credit and debt market conditions, and we may not be able to obtain such financing on terms acceptable to us or at all. In addition, the actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain financing or may significantly increase our costs of obtaining such capital. If financing is not available when needed, including potentially through debt or equity financings, or is available only on unfavorable terms, we may be unable to meet our purchase price payment obligations and complete the acquisition of these vessels. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

The delivery of any of the newbuildings we have ordered or may order or of any vessels we agree to acquire in the future could be delayed, which would delay our receipt of revenues under any future charters we enter into for the vessels. In addition, under some of the charters we may enter into for these newbuildings, if our delivery of a vessel to the customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, significantly in excess of the hire rate during the delay. For prolonged delays, the customer may terminate the time charter, resulting in loss of revenues. The delivery of any newbuilding with substantial defects could have similar consequences.
Newbuilding construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, hostilities or political economic disturbances in the countries where the vessels are being built, including any escalation of recent tensions with North Korea, adverse weather conditions or any other events of force majeure.
In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the vessels, we may not have substantial remedies. Failure by the shipyard to construct or deliver the ships or any significant delays could increase our expenses, diminish our net income and may result in a material adverse effect on our business.
In addition, the refund guarantors under the newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If the shipbuilders or refund guarantors are unable or unwilling to meet their obligations to the sellers of the vessels, we may lose the deposits we have paid on these newbuildings or this may impact our acquisition of vessels and, in either case, may materially and adversely affect our operations and our obligations under our credit facilities.
We also cannot assure you that our newbuildings, when delivered, will perform in accordance with our expectations. Our newbuildings are based on innovative new ECO designs, which have only limited operational history, thus exposing us to potential uncertainties. The failure of our newbuildings to perform in accordance with expectations may result in a material adverse effect on our business.
The failure to consummate or integrate acquisitions in a timely and cost‑effective manner could have an adverse effect on our financial condition and results of operations.
We believe that acquisition opportunities may arise from time to time, and any such acquisition could be significant. Any acquisition could involve the payment by us of a substantial amount of cash, the incurrence of a substantial amount of debt or the issuance of a substantial amount of equity. Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common shares. Our future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets, the risk of failing to successfully and timely integrate the operations or management of any acquired businesses or assets and the risk of diverting management's attention from existing operations or other priorities. We may also be subject to additional costs related to compliance with various international laws in connection with such acquisitions. If we fail to consummate and integrate our acquisitions in a timely and cost‑effective manner, our financial condition, results of operations and ability to pay dividends, if any, to our shareholders could be adversely affected.

Our loan agreement contains restrictive covenants that may limit our liquidity and corporate activities, which could have an adverse effect on our financial condition and results of operations.
Our existing bank loan agreement contains, and any future financing arrangements are expected to contain, customary covenants and event of default clauses, including cross‑default provisions and restrictive covenants and performance requirements, which may affect operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.
Our loan agreement with the Royal Bank of Scotland, which is secured by each of the three VLGC vessels of our Initial Fleet, requires us to maintain specified financial ratios, satisfy financial covenants and contains cross‑default clauses. These financial ratios and covenants include requirements that we:
•	maintain a ratio of cash flow from operations before interest expense to cash debt service costs of not less than 0.8:1 through December 31, 2014; and 1:1 at all times thereafter;
•	maintain minimum shareholders' equity, as adjusted for any reduction in the vessel fair market value, of not less than $85 million;
•	maintain a minimum cash balance of $10 million at the end of each quarter and minimum cash balances of $1.5 million per mortgaged vessel in a pledged account with the lender at all times;
•	ensure that our debt to adjusted equity ratio does not at any time exceed 150%;
•	maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan, plus 50% of the related swap exposure up to September 30, 2014 and 100% of such exposure thereafter, at all times in excess of 125%; and
•	not pay dividends in excess of free cash flow if an event of default is occurring.
As of March 31, 2014, we are in compliance with our loan covenants.
The loan agreement also requires that Dorian Holdings maintain its ownership of our common shares at a minimum level currently set at 4.9% as of July 23, 2014, subject to downward adjustment for any future equity issuances by us, and provides that the ownership of more than one‑third of our common shares by any shareholder other than Dorian Holdings is an event of default, and requires the lender's approval prior to chartering for a period of greater than one year any of the vessels securing the loan, subject to certain conditions. Under the loan agreement, our subsidiaries which own the vessels securing the loan may make expenditures to fund our administration and operation but may not pay dividends to us.
As a result of the restrictions in our loan agreement, or similar restrictions in our future financing arrangements, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest which may adversely impact our revenues, results of operations and financial condition.
A failure by us to meet our payment and other obligations, including our financial covenants and security coverage requirement, could lead to defaults under our secured loan agreements. In addition, a default under one of our credit facilities could result in the cross‑acceleration of our other indebtedness. Our lenders could then accelerate our indebtedness and foreclose on our fleet. The loss of our vessels would mean we could not run our business.
Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could adversely affect our results of operations.
We generate all of our revenues in U.S. dollars and the majority of our expenses are also in U.S. dollars. However, a small portion of our overall expenses is incurred in other currencies, particularly the Euro, British Pound Sterling, the Japanese Yen, Norwegian Krone and the Singapore Dollar. This could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro.

The market values of our vessels may decrease, which could cause us to breach covenants in our existing and future loan agreements we may enter into, and could have a material adverse effect on our business, financial condition and results of operations.
Our existing loan agreement, which is secured by liens on each of the VLGC vessels in our Initial Fleet, contains various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a minimum debt to adjusted equity ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers, is sensitive to, among other things, changes in the LPG carrier charter markets, with vessel values deteriorating in times when LPG carrier charter rates are falling and improving when charter rates are anticipated to rise. While the market values of our vessels have increased since the economic slowdown, they still remain below the historic high levels prior to the economic slowdown. LPG vessel values remain subject to significant fluctuation. A decline in the fair market values of our vessels could result in our not being in compliance with these loan covenants. Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.
A failure to comply with our covenants and/or obtain covenant waivers or modifications could result in our lender requiring us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet or accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing and could lose our vessels if our lender forecloses their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreement.
A significant increase in our debt levels may adversely affect our profitability and our cash flows.
As of March 31, 2014 we had outstanding indebtedness of $128.7 million and we expect to incur substantial further secured indebtedness, in an estimated amount of approximately $750 million, as we finance the remaining purchase price of our 18 newbuilding vessels. This increase in the level of indebtedness as well as any further increase necessary to further expand our fleet, and the need to service such indebtedness, may impact our profitability and cash available for growth of our fleet, working capital and dividends. Additionally, any increase in the present interest rate levels may increase the cost of servicing our indebtedness and decrease our profits. We have to dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures, dividends and other purposes. The need to service our debt may limit our funds available for other purposes, including any distributions of cash to our shareholders, and our inability to service our debt could lead to acceleration of our debt and foreclosure on our fleet.
Moreover, carrying secured indebtedness exposes us to increased risks if the demand for seaborne LPG transportation decreases and charter rates and vessel values are adversely affected.
We are a holding company, and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.
We are a holding company, and our subsidiaries, which are all directly and indirectly wholly‑owned by us, conduct all of our operations and own all of our operating assets. As a result, our ability to satisfy our financial obligations and to pay dividends, if any, to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, the terms of our financing arrangements or by the law of its jurisdiction of incorporation which regulates the payment of dividends. Our subsidiaries that own the VLGCs vessels in our Initial Fleet and who are party to our existing secured term loan facility with the Royal Bank of Scotland are prohibited from paying dividends to us without the consent of the lender. However, the loan facility permits the borrowers to make expenditures to fund our administration and operation.
If we fail to manage our growth properly, we may not be able to successfully expand our fleet and may incur significant expenses and losses in connection therewith.
We currently have 18 newbuildings on order at HHI and Daewoo. As and when market conditions permit, we intend to continue to prudently grow our fleet over the long term, in addition to the acquisition of the 18 newbuildings currently scheduled for delivery between September 2014 and January 2016 and a VLGC that was delivered in July 2014. The expansion of our fleet could impose significant additional responsibilities on our management and staff, and may necessitate that we increase the number of personnel. In the future, we may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Any future growth will depend on:

•	locating and acquiring suitable vessels;
•	identifying and completing acquisitions or joint ventures;
•	integrating any acquired LPG carriers or businesses successfully with our existing operations;
•	hiring, training and retaining qualified personnel and crew to manage and operate our growing business and fleet;
•	expanding our customer base; and
•	obtaining required financing.
Growing a business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired vessels into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, including the management and staff of our commercial and technical managers that we brought in‑house at the end of the second calendar quarter of 2014, and may necessitate that we increase the number of personnel. We may not be successful in executing our growth initiatives and we may incur significant expenses and losses in connection therewith.
As our fleet grows in size, we will need to improve our operations and financial systems and recruit additional staff and crew; if we cannot improve these systems or recruit suitable employees, our business and results of operations may be adversely affected.
We are in the process of significantly expanding our fleet, and as a consequence of this, we will have to invest considerable sums in upgrading our operating and financial systems. In addition, we will have to recruit well‑qualified seafarers and shoreside administrative and management personnel. We may not be able to hire suitable employees to the extent we continue to expand our fleet. Our vessels require technically skilled staff with specialized training. If our crewing agents are unable to employ such technically skilled staff, they may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or we are unable to recruit suitable employees as we expand our fleet, our results of operation and our ability to expand our fleet may be adversely affected.
We may be unable to attract and retain key management personnel and other employees in the shipping industry without incurring substantial expense as a result of rising crew costs, which may negatively affect the effectiveness of our management and our results of operations.
The successful development and performance of our business depends on our ability to attract and retain skilled professionals with appropriate experience and expertise. Any loss of the services of any of the senior management or key personnel could have a material adverse effect on our business and operations. Obtaining time charters with leading industry participants depends on a number of factors, including the ability to man vessels with suitably experienced, high‑quality masters, officers and crew. In recent years, the limited supply of and increased demand for well‑qualified crew has created upward pressure on crewing costs, which we generally bear under our time and spot charters. Increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants may adversely affect our profitability. In addition, if we cannot retain sufficient numbers of quality on‑board seafaring personnel, our fleet utilization will decrease, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Our directors and officers may in the future hold direct or indirect interests in companies that compete with us.
Our directors and officers each have a history of involvement in the shipping industry and may, in the future, directly or indirectly, hold investments in companies that compete with us. In that case, they may face conflicts between their own interests and their obligations to us.
Our business and operations involve inherent operating risks, and our insurance and indemnities from our customers may not be adequate to cover potential losses from our operations.
Our vessels are subject to a variety of operational risks caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy, or other circumstances or events. We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, and war risk insurance for our fleet. While we endeavor to be adequately insured against all known risks related to the operation of our ships, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. There can be no assurance that such insurance coverage will remain available at economic rates. Furthermore, such insurance coverage will contain deductibles, limitations and exclusions, which are standard in the shipping industry and may increase our costs or lower our revenue if applied in respect of any claim.

We may incur substantial costs for the drydocking or replacement of our vessels as they age.
The drydocking of our vessels requires significant capital expenditures and loss of revenue while our vessels are off‑hire. Any significant increase in the number of days of off‑hire due to such drydocking or in the costs of any repairs could have a material adverse effect on our business, results of operations, cash flows and financial condition. Although we do not anticipate that more than one vessel will be out of service at any given time, we may underestimate the time required to drydock our vessels, or unanticipated problems may arise.
In addition, although almost all of our VLGCs are newbuildings or were built within the past seven years, we estimate that our vessels have a useful life of 25 years. As our vessels become older or if we acquire older secondhand vessels, we may have to replace such vessels upon the expiration of their useful lives. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace such older vessels. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations, cash flows and financial condition. Any reserves set aside for vessel replacement will not be available for the payment of dividends to shareholders.
Following the completion of our initial public offering, Scorpio Tankers, Kensico Capital Management, Dorian Holdings and SeaDor Holdings continued to control a substantial ownership stake in us and their interests could conflict with the interests of our other shareholders.
As of July 23, 2014, Scorpio Tankers, SeaDor Holdings, Kensico Capital Management and Dorian Holdings own approximately 16.4%, 16.3%, 14.0% and 9.9% of our outstanding common shares, respectively. As a result of this substantial ownership interest and their participation on the Board of Directors, they currently have the ability to exert significant influence over certain actions requiring shareholders' approval, including, increasing or decreasing the authorized share capital, the election of directors, declaration of dividends, the appointment of management, and other policy decisions. While transactions with Scorpio Tankers, Dorian Holdings and SeaDor Holdings could benefit us, their interests could at times conflict with the interests of our other shareholders. Conflicts of interest may arise between us and Scorpio Tankers, Dorian Holdings and SeaDor Holdings or their affiliates, which may result in the conclusion of transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares.
United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders.
A foreign corporation will be treated as a "passive foreign investment company," ("PFIC") for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of "passive income." For purposes of these tests, "passive income" generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services generally does not constitute "passive income." United States shareholders of a PFIC are subject to an adverse United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
There is a risk that we will be treated as a PFIC for our 2015 taxable year. Whether we are treated as a PFIC for either year will depend, in part, upon whether our newbuilding contracts and the deposits made thereon are treated as assets held for the production of "passive income" and the average value of our assets treated as held for the production of "passive" income during such year.
Thereafter, whether we will be treated as a PFIC will depend upon the nature and extent of our operations. In this regard, we intend to treat the gross income we derive from our voyage and time chartering activities as services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, our vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. There is substantial legal authority supporting this position consisting of case law and the United States Internal Revenue Service (the "IRS"), pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

For any taxable year in which we are, or were to be treated as, a PFIC, United States shareholders would face adverse United States federal income tax consequences. Under the PFIC rules, unless a shareholder makes an election available under the U.S. Internal Revenue Code of 1986, as amended (the "Code"), (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of United States Holders"), excess distributions and any gain from the disposition of such shareholder's common shares would be allocated ratably over the shareholder's holding period of the common shares and the amounts allocated to the taxable year of the excess distribution or sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed with respect to such tax. See "Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of United States Holders" for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.
We may have to pay tax on United States source shipping income, which would reduce our earnings.
Under the Code, 50% of the gross shipping income of a corporation that owns or charters vessels, as we and our subsidiaries do, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4%, or an effective 2%, United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.
We do not believe that we were able to qualify for exemption under Section 883 for our first fiscal year ended March 31, 2014 and as a consequence, our gross United States source shipping income for our first fiscal year, derived from two vessel voyages transporting cargo from Houston to ports in Brazil is subject to a 4% gross basis tax of $39,266 (without allowance for deductions) .
Subsequent to our first fiscal year ended March 31, 2014, we anticipate that we will qualify for exemption under Section 883 based on the Publicly‑Traded Test but, as discussed below, this is a factual determination made on an annual basis.
Publicly‑Traded Test
We and our subsidiaries have taken the position that we qualify for exemption under Section 883 of the Code for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain "non‑qualified" shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on that we or any of our subsidiaries will qualify for exemption under Section 883 of the Code.
If we or our subsidiaries were not entitled to exemption under Section 883 of the Code for any taxable year based on our failure to satisfy the publicly‑traded test, we or our subsidiaries would be subject for such year to an effective 2% United States federal income tax on the gross shipping income we or our subsidiaries derive during the year that is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.
We are a "foreign private issuer" under the NYSE rules, and as such we are entitled to exemption from certain of the NYSE's corporate governance standards applicable to domestic companies, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE's corporate governance requirements.
We are a "foreign private issuer" under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, "foreign private issuers" are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE's rules, a "foreign private issuer" is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a "foreign private issuer" to follow its home country practice in lieu of the listing requirements of the NYSE. For a description of our corporate governance practices, please see "Item 6. Directors, Senior Management and Employees – C. Board Practices." Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE's corporate governance requirements.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.
Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board ("PCAOB"), inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. The PCAOB did conduct inspections in Greece in 2008 and evaluated our auditor's performance of audits of SEC registrants and our auditor's quality controls. The PCAOB issued its report which can be found on the PCAOB website. Currently however the PCAOB is unable to conduct inspections in Greece until such time as a cooperation agreement between the PCAOB and the Greek Accounting & Auditing Standards Oversight Board (AAOB) is reached. Accordingly, unlike for most U.S. public companies, should the PCAOB again wish to conduct an inspection it is currently prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such inspections.
We are exposed to volatility in the London Interbank Offered Rate ("LIBOR"), and we have and we intend to selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.
The amounts outstanding under our senior secured credit facility have been, and we expect borrowings under additional credit facilities we will seek to enter into will generally be, advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.
We have entered into and may selectively in the future enter into derivative contracts to hedge our overall exposure to interest rate risk exposure. Our Predecessor has incurred substantial losses under such contracts. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs. See "Item 5. Operating and Financial Review and Prospects" for a description of our interest rate swap arrangements.
If we purchase and operate secondhand vessels, we will be exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
We may acquire secondhand vessels in the future, and while we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock which would reduce our fleet utilization.
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel‑efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.
Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to secondhand vessels and may restrict the type of activities in which the vessels may engage. As vessels age, market conditions may not justify those expenditures or enable us to operate those vessels profitably during the remainder of their useful lives.

Risks Relating to our Industry
The cyclical nature of the demand for LPG transportation may lead to significant changes in our chartering and vessel utilization, which may adversely affect our revenues, profitability and financial position.
Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable. If charter rates decline, our earnings may decrease, particularly with respect to our vessels deployed in the spot market, but will also apply to our other vessels whose charters will be subject to renewal during 2014, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. In addition, we expect to take delivery of three newbuilding VLGCs in 2014 (including one newbuilding that was delivered in July 2014), fourteen newbuilding VLGCs in 2015 and two newbuilding VLGCs in 2016, for eighteen of which we have not yet arranged employment. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.
Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet's ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, India, Japan and Southeast Asia, in the U.S. and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world LPG shipping fleet appears likely to increase in the near term. Economic growth may be limited in the near term, and possibly for an extended period, as a result of the current global economic conditions, which could have an adverse effect on our business and results of operations.
The factors affecting the supply and demand for LPG carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
The factors that influence demand for our vessels include:
•	supply and demand for LPG products;
•	worldwide production of natural gas;
•	global and regional economic conditions;
•	the distance LPG products are to be moved by sea;
•	availability of competing LPG vessels;
•	availability of alternative transportation means;
•	changes in seaborne and other transportation patterns;
•	development and exploitation of alternative fuels and non‑conventional hydrocarbon production;
•	governmental regulations, including environmental or restrictions on offshore transportation of natural gas;
•	local and international political, economic and weather conditions;
•	domestic and foreign tax policies;
•	accidents, severe weather, natural disasters and other similar incidents relating to the natural gas industry; and
•	weather.
The factors that influence the supply of vessel capacity include:
•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;
•	LPG vessel prices;
•	changes in environmental and other regulations that may limit the useful lives of vessels; and
•	the number of vessels that are out of service.
A significant decline in demand for the seaborne transport of LPG or a significant increase in the supply of LPG vessel capacity without a corresponding growth in LPG vessel demand could cause a significant decline in prevailing charter rates, which could materially adversely affect our financial condition and operating results and cash flow.
If the demand for LPG products and LPG shipping does not grow, or decreases, our business, results of operations and financial condition could be adversely affected.
Our growth depends on growth in the supply and demand for LPG products and LPG shipping, which was adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of 2008 and in 2009. Although the global economy has recovered somewhat, it remains relatively weak and world and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:
•	adverse global or regional economic or political conditions, particularly in LPG consuming regions, which could reduce energy consumption;
•	a reduction in global or general industrial activity specifically in the plastics and chemical industries;
•	increases in the cost of petroleum and natural gas from which LPG is derived;
•	decreases in the consumption of LPG or natural gas due to availability of new, alternative energy sources or increases in the price of LPG or natural gas relative to other energy sources or other factors making consumption of LPG or natural gas less attractive; and
•	increases in pipelines for LPG, which are currently few in number, linking production areas and industrial and residential areas consuming LPG, or the conversion of existing non‑petroleum gas pipelines to petroleum gas pipelines in those markets.
Reduced demand for LPG products and LPG shipping would have an adverse effect on our future growth and would harm our business, results of operations and financial condition.
Our revenues, operations and future growth could be adversely affected by a decrease in the supply or demand of LPG or natural gas.
In recent years, there has been a strong supply of natural gas and an increase in the construction of plants and projects involving natural gas, of which LPG is a byproduct. Several of these projects, however, have experienced delays in their completion for various reasons and thus the expected increase in the supply of LPG from these projects may be delayed significantly. If the supply of natural gas decreases, we may see a concurrent reduction in the production of LPG and resulting lesser demand and lower charter rates for our vessels, which could ultimately have a material adverse impact on our revenues, operations and future growth. Additionally, changes in environmental or other legislation establishing additional regulation or restrictions on LPG production and transportation, including the adoption of climate change legislation or regulations, or legislation in the United States placing additional regulation or restrictions on LPG production from shale gas could result in reduced demand for LPG shipping.
Various economic factors could materially adversely affect our business, financial position and results of operations, as well as our future prospects.
The global economy and the volume of world trade have remained relatively weak since the severe decline in the latter part of 2008 and in 2009. Recovery of the global economy is proceeding at varying speeds across regions and remains subject to downside risks, including fragility of advanced economies and concerns over sovereign debt defaults by European Union member countries such as Greece. More specifically, some LPG products we carry are used in cyclical businesses, such as the manufacturing of plastics and in the chemical industry, that were adversely affected by the recent economic downturn and, accordingly, continued weakness and reduction in demand in those industries could adversely affect the LPG carrier industry. In particular, an adverse change in economic conditions affecting China, India, Japan or Southeast Asia generally could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In particular, in recent years China and India have been among the world's fastest growing economies in terms of gross domestic product. Moreover, any further deterioration in the economy of the United States or the European Union, including due to the European sovereign debt and banking crisis, may further adversely affect economic growth in Asia. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by adverse economic conditions in any of these countries or regions.

The state of global financial markets and current economic conditions may adversely impact our ability to obtain financing or refinance our future credit facilities on acceptable terms, which may hinder or prevent us from operating or expanding our business.
Global economic conditions and financial markets have been severely disrupted and volatile in recent years. Credit markets and the debt and equity capital markets were exceedingly distressed in 2008 and 2009, and have been volatile since that time. The current sovereign debt crisis in countries such as Greece, for example, and concerns over debt levels of certain other European Union member states and in other countries around the world, as well as concerns about international banks, have led to increased volatility in global credit and equity markets. These issues, along with the re‑pricing of credit risk and the difficulties experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt on terms similar to our current debt or at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry reduced or ceased lending activities in the shipping industry. New banking regulations, including tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our credit facilities committed in the future or refinance our credit facilities when our current facilities mature if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.
In addition, as a result of the ongoing economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.
Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends.
We operate our LPG carriers in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter‑to‑quarter volatility in our operating results, which could affect the amount of dividends that we may pay to our shareholders from quarter‑to‑quarter. The LPG carrier market is typically stronger in the spring and summer months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended June 30 and September 30, and conversely, our revenues may be weaker during the fiscal quarters ended December 31 and March 31. This seasonality could materially affect our quarterly operating results.
An over‑supply of ships may lead to a reduction in charter rates, vessel values and profitability.
The market supply of LPG carriers is affected by a number of factors, such as supply and demand for LPG, natural gas and other energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new LPG carriers delivered exceeds the capacity of such vessel types being scrapped and converted to non‑trading vessels, global fleet capacity will increase. If the supply of LPG carrier capacity increases, particularly VLGCs, the segment on which we focus, and if the demand for the capacity of such vessel types decreases or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations.
The market values of our vessels may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our earnings and possibly lead to defaults under our loan agreement or under future loan agreements we may enter into.
Vessel values are both cyclical and volatile, and may fluctuate due to a number of different factors, including general economic and market conditions affecting the shipping industry; sophistication and condition of the vessels; types and sizes of vessels; competition from other shipping companies; the availability of other modes of transportation; increases in the supply of vessel capacity; charter rates; the cost and delivery of newbuildings; governmental or other regulations; supply and demand for LPG products; prevailing freight rates; and the need to upgrade secondhand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise. In addition, as vessels grow older, they generally decline in value.

Due to the cyclical nature of the market, if for any reason we sell any of our owned vessels at a time when prices are depressed and before we have recorded an impairment adjustment to our financial statements, the sale may be for less than the vessel's carrying value in our financial statements, resulting in a loss and reduction in earnings. Furthermore, if vessel values experience significant declines, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreement or future loan agreements and we may not be able to refinance our debt or obtain additional financing or pay dividends, if any. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.
Future technological innovation could reduce our charterhire income and the value of our vessels.
The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We believe that our fleet will, upon delivery of our committed newbuildings, be among the youngest and most eco‑friendly fleet of all our competitors. However, if new LPG carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our results of operations and financial condition could be adversely affected.
Changes in fuel, or bunker, prices may adversely affect profits.
While we do not bear the cost of fuel or bunkers under time and bareboat charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce profitability.
We are subject to regulation and liability, including environmental laws, which could require significant expenditures and adversely affect our financial conditions and results of operations.
Our business and the operation of our vessels are subject to complex laws and regulations and materially affected by government regulation, including environmental regulations in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries in which the vessels operate, as well as in the country or countries of their registration.
These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA90, that establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills and applies to any discharges of oil from a vessel, including discharges of fuel oil (bunkers) and lubricants, the U.S. Clean Air Act, U.S. Clean Water Act and requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of Emission Control Areas, or ECAs, thereunder, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention of Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention of Load Lines of 1966, as from time to time amended, and the International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS. To comply with these and other regulations we may be required to incur additional costs to modify our vessels, meet new operating maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. We are also required by various governmental and quasi‑governmental agencies to obtain permits, licenses, certificates and financial assurances with respect to our operations. These permits, licenses, certificates and financial assurances may be issued or renewed with terms that could materially and adversely affect our operations. Because these laws and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact they may have on the resale prices or useful lives of our vessels. However, a failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Additional laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which could materially adversely affect our operations. For example, a future serious incident, such as the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico may result in new regulatory initiatives.

The operation of our vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention ("ISM Code"). The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" ("SMS") that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject the owner or charterer to increased liability, may decrease available insurance coverage for the affected vessels, or may result in a denial of access to, or detention in, certain ports. In our case, non‑compliance with the ISM Code may result in breach of our loan covenants. Currently, each of the vessels in our fleet is ISM Code‑certified. Because these certifications are critical to our business, we place a high priority on maintaining them. Nonetheless, there is the possibility that such certifications may not be renewed.
We currently maintain, for each of our vessels, pollution liability insurance coverage in the amount of $1.0 billion per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Under certain circumstances, fire and explosion could result in a catastrophic loss. We believe that our present insurance coverage is adequate, but not all risks can be insured, and there is the possibility that any specific claim may not be paid, or that we will not always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, the effect on our business would be severe and could possibly result in our insolvency.
We believe that regulation of the shipping industry will continue to become more stringent and compliance with such new regulations will be more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations.
Our vessels are subject to periodic inspections by a classification society.
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The VLGCs from our Initial Fleet are currently classed with Lloyd's Register, the Comet is currently classed with American Bureau of Shipping ("ABS") and the Grendon is currently classed with Nippon Kaiji Kyokai. We expect that our newbuildings will be classed with Lloyd's Register, ABS and Det Norske Veritas.
A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five‑year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel. However, for vessels not exceeding 15 years that have means to facilitate underwater inspection in lieu of drydocking the drydocking can be skipped and be conducted concurrently with the special survey.
If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of covenants in our loan agreements and insurance contracts or other financing arrangements. This would adversely impact our operations and revenues.
Maritime claimants could arrest our vessels, which could interrupt our cash flow.
Crew members, suppliers of goods and services to a vessel, shippers of cargo and others may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.
In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships or, possibly, another vessel managed by one of our major shareholders, Scorpio Tankers, SeaDor Holdings or Dorian Holdings or entities affiliated with them.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of revenues.
The government of a vessel's registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Risks involved with operating ocean‑going vessels could affect our business and reputation, which would adversely affect our revenues and share price.
The operations of our vessels are subject to hazards inherent in marine operations, such as capsizing, sinking, grounding, collision, explosions, piracy and terrorism, loss of life, cargo and property losses or damage. Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in operations, or extensive uncontrolled fires. We could be exposed to substantial liabilities, i.e. pollution and environmental liabilities, not recoverable under our insurances. Our vessel operations may also be suspended because of machinery breakdowns, human error, war, political action in various countries, labor strikes, abnormal weather conditions etc., all of which could adversely affect our financial condition, results of operations and cash flows. The involvement of our vessels in a serious accident could harm our reputation as a safe and reliable vessel operator and lead to a loss of business.
We may be subject to litigation that could have an adverse effect on our business and financial condition.
We are currently not involved in any litigation matters that are expected to have a material adverse effect on our business or financial condition. Nevertheless, we anticipate that we could be involved in litigation matters from time to time in the future. The operating hazards inherent in our business expose us to litigation, including personal injury litigation, environmental litigation, contractual litigation with clients, intellectual property litigation, tax or securities litigation, and maritime lawsuits including the possible arrest of our vessels. We cannot predict with certainty the outcome or effect of any claim or other litigation matter. Any future litigation may have an adverse effect on our business, financial position, results of operations and our ability to pay dividends, because of potential negative outcomes, the costs associated with prosecuting or defending such lawsuits, and the diversion of management's attention to these matters.
Our vessels may suffer damage and we may face unexpected repair costs, which could affect our cash flow and financial condition.
If our vessels suffer damage, they may need to be repaired at a shipyard facility. The costs of repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would have an adverse effect on our cash flow and financial condition. We do not intend to carry business interruption insurance.
Acts of piracy on ocean‑going vessels could adversely affect our business.
Acts of piracy have historically affected ocean‑going vessels trading in regions of the world such as the South China Sea, West Africa and in the Gulf of Aden off the coast of Somalia. Since 2008, the frequency of piracy incidents increased significantly, most recently off the coast of West Africa. For example, in October 2010, Somali pirates captured the York, an LPG carrier, which is not affiliated with us, off the coast of Kenya. The vessel was released after a ransom was paid in March 2011. If these piracy attacks occur in regions in which our vessels are deployed and are characterized by insurers as "war risk" zones, as the Gulf of Aden continues to be, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such coverage, for which we are responsible with respect to vessels employed on spot charters, but not vessels employed on bareboat or time charters, could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our operations outside the United States expose us to global risks, such as political conflict and terrorism, which may interfere with the operation of our vessels and could have a material adverse impact on our operating results, revenues and costs.
We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg (which is not affiliated with our Company) was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001 and more recent attacks in other parts of the world, and the military response of the United States and other nations, including the conflict in Iraq, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. Hostilities in or closure of major waterways in the Middle East, Ukraine or Black Sea region could adversely affect the availability of and demand for crude oil and petroleum products, as well as LPG, and negatively affect our investment and our customers' investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Russia, Sudan and Syria may also impact the availability of crude oil, petroleum products and LPG and which would increase the availability of applicable vessels thereby impacting negatively charter rates. Further, instability on the Korean peninsula could adversely affect our VLGC Newbuilding Program, which consists of contracts with South Korean shipyards.
Terrorist attacks, or the perception that LPG or natural gas facilities or oil refineries and LPG carriers are potential terrorist targets, could materially and adversely affect the continued supply of LPG. Concern that LPG and natural gas facilities may be targeted for attack by terrorists has contributed to a significant community and environmental resistance to the construction of a number of natural gas facilities, primarily in North America. If a terrorist incident involving a gas facility or gas carrier did occur, the incident may adversely affect necessary LPG facilities or natural gas facilities currently in operation. Furthermore, future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.
Our vessels may call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares.
Since January 1, 2010, none of our vessels has called on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Cuba, Iran, Sudan, Syria and North Korea, although in the future our vessels may call on ports in these countries from time to time on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the Iran Sanctions Act of 1996. Among other things, CISADA expands the application of the prohibitions involving Iran to include ships or shipping services by non‑U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in October 2012, President Obama issued an executive order implementing the Iran Threat Reduction and Syria Human Rights Act of 2012 (the "ITRA") which extends the application of all U.S. laws and regulations relating to Iran to non‑U.S. companies controlled by U.S. companies or persons as if they were themselves U.S. companies or persons, expands categories of sanctionable activities, adds additional forms of potential sanctions and imposes certain related reporting obligations with respect to activities of SEC registrants and their affiliates. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is controlling beneficial owner of, or otherwise owns, operates or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter‑Proliferation Act of 2012 (the "IFCPA") which expanded the scope of U.S. sanctions on any person that is part of Iran's energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.
Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may vary or may be subject to changing interpretations and we may be unable to prevent our charterers from violating contractual and legal restrictions on their operations of the vessels. Any such violation could result in fines or other penalties for us and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Risks Relating To Our Common Shares
The price of our common shares may be highly volatile.
The market price of the common shares may fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. An adverse development in the market price for our common shares could also negatively affect our ability to issue new equity to fund our activities.
We are incorporated in the Republic of the Marshall Islands, which does not have a well‑developed body of corporate law.
Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non‑statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
Our board of directors may not declare dividends.
While we have not paid any dividends since our inception in July 2013, our longer‑term objective is to pay dividends in order to enhance shareholder returns. We will evaluate the potential level and timing of dividends as soon as profits and newbuilding capital expenditure requirements allow. However, the timing and amount of any dividend payments will always be subject to the discretion of our board of directors and will depend on, among other things, earnings, capital expenditure commitments, market prospects, current capital expenditure programs, investment opportunities, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, and the terms and restrictions of our loan agreement and other future credit facilities. The international liquefied petroleum gas shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.
We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. Our growth strategy contemplates that we will finance our acquisitions of additional vessels through debt financings or the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends.
In general, under the terms of our credit facility and the additional credit facilities that we expect to enter into, we will not be permitted to pay dividends if there is a default or a breach of a loan covenant. Our subsidiaries that own the three VLGCs in our Initial Fleet and who are party to our existing secured term loan facility with the Royal Bank of Scotland are prohibited from paying dividends to us without the consent of the lender. Please see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" of this  report for more information relating to restrictions on our ability to pay dividends under the terms of such credit facilities.
The Republic of Marshall Islands laws generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at all.
We may have to issue additional shares in the future, which could cause the market price of our common shares to decline.
We may issue additional shares in the future in connection with, among other things, future vessel acquisitions or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances. Our issuance of additional shares would have the following effects: our existing shareholders' proportionate ownership interest in us will decrease; the amount of cash available for dividends payable per share may decrease; the relative voting strength of each previously outstanding share may be diminished; and the market price of our shares may decline.

A future sale of shares by major shareholders may reduce the share price.
Upon consummation of our initial public offering and exercise of the underwriters' overallotment, certain of our existing shareholders owned 33,789,576 shares, or approximately 59.1%, of our outstanding common shares, which may be resold subject to the volume, manner of sale and notice requirements of Rule 144 under the Securities Act, as a result of their status as our "affiliates." Furthermore, shares held by such existing shareholders are subject to the underwriters' 180 day lock‑up agreement (120 days in the case of 2,562,950 shares). However, after the lock‑up period expires, these shareholders will be able to register all of the common shares owned by them pursuant to a registration rights agreement. Sales or the possibility of sales of substantial amounts of our common shares by our existing shareholders in the public markets could adversely affect the market price of our common shares.
We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act. However, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on September 30, 2014.
In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected not to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10‑K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20‑F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short‑swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on the NYSE that are available to foreign private issuers, including the exemption from the requirement that a majority of our board of directors satisfy the NYSE independence criteria, which may require us to appoint a number of additional independent directors.
It may be difficult to enforce service of process and judgments against us and our officers and directors.
We are a Republic of The Marshall Islands corporation and several of our executive offices are located outside of the United States. Some of our officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors and officers are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of The Marshall Islands or of the non‑U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. It is further doubtful whether courts in the Marshall Islands will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in the Marshall Islands against us or our directors or officers under the securities laws of other jurisdictions.
We are an "emerging growth company, as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.
We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes‑Oxley Act of 2002 for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
Our organizational documents contain anti‑takeover provisions.
Several provisions of our articles of incorporation and our bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:
•	authorizing our board of directors to issue "blank check" preferred shares without shareholder approval;
•	providing for a classified board of directors with staggered, three‑year terms;
•	authorizing the removal of directors only for cause; limiting the persons who may call special meetings of shareholders;
•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and
•	restricting business combinations with interested stockholders.
These anti‑takeover provisions could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may reduce the market price of our common shares and shareholders' ability to realize any potential change of control premium.
ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company
We are an international LPG shipping company headquartered in the United States and primarily focused on owning and operating VLGCs, each with a cargo‑carrying capacity of greater than 80,000 cbm. Our founding executives have managed vessels in the LPG market since 2002 and we currently own and operate five LPG carriers, including one fuel-efficient 84,000 cbm VLGC delivered in July 2014, three modern 82,000 cbm VLGCs and one pressurized 5,000 cbm vessel, through our management function which was brought in‑house from our existing managers at the end of the second calendar quarter of 2014. In addition, we have newbuilding contracts for the construction of 18 new fuel‑efficient 84,000 cbm VLGCs at Hyundai and Daewoo, both of which are based in South Korea, with scheduled deliveries between September 2014 and January 2016.
We were incorporated on July 1, 2013 under the laws of the Republic of the Marshall Islands for the purpose of owning and operating LPG carriers. On July 29, 2013, in connection with our formation, we entered into concurrent transactions in which we issued an aggregate of 18,644,324 common shares to Dorian Holdings, SeaDor Holdings and other investors, in exchange for the four vessels in our Initial Fleet, including our assumption of debt obligations associated with the vessels, contracts for the construction of three newbuilding VLGCs and options to acquire an additional three newbuilding VLGCs, which we have since exercised, and net proceeds of approximately $162 million. On November 26, 2013, we completed the acquisition of 13 VLGC newbuilding contracts, associated deposits to shipyards and cash from Scorpio Tankers in return for 7,990,425 common shares, and we simultaneously completed a private placement in Norway of 16,081,081 common shares for net proceeds of approximately $243 million. On February 12, 2014, we completed a private placement in Norway of 5,649,200 common shares for net proceeds of approximately $96 million. On April 25, 2014, we completed a private placement of 1,412,698 common shares with a strategic investor for net proceeds of approximately $25.9 million. On May 13, 2014, we completed an initial public offering of 7,105,263 common shares on the New York Stock Exchange at a price of $19.00 per share, or $135.0 million in gross proceeds not including underwriting fees or offering costs of $11.5 million. On May 22, 2014, we completed the issuance of 245,521 common shares related to the overallotment exercise by the underwriters of the Company's initial public offering at a price of $19.00 per share, or $4.7 million in gross proceeds not including underwriting fees or closing costs of $0.3 million.

Recent Developments
On April 21, 2014, there was a fire on one of our newbuilding vessels, the Corsair, which is under construction at Hyundai Heavy Industries ("HHI") in Korea. HHI has advised us that the vessel will be delivered in September 2014, instead of August 2014, as originally planned.
On April 25, 2014, we closed a private placement of 1,412,698 common shares to BH Logistics, LP, an investment vehicle in which an affiliate of HNA Group of China is an investor, at a price of NOK 110 per share. In connection with the private placement, our board of directors was expanded to 9 members and Mr. David Savett, a Managing Partner of the general partner of BH Logistics, LP, was appointed to fill the vacancy on the board. Based on the US Dollar—NOK exchange rate of 1.00:5.9791 on April 24, 2014, the aggregate purchase price for our common shares paid by BH Logistics, LP was $25,990,000.
On April 25, 2014 a one‑for‑five reverse stock split was effected for all of our issued and outstanding common shares. Our Board of Directors approved the reverse stock split on April 23, 2014. The reverse stock split and authorization for the Board of Directors to set and approve the ratio was previously approved in a special meeting of our shareholders on April 2, 2014. As a result of the reverse stock split, the number of outstanding shares decreased to 49,777,710 shares, and the par value of our common shares remained unchanged at $0.01 per share.  All references to number of shares and per share amounts prior to April 25, 2014 give retroactive effect to the reverse stock split.
On May 13, 2014, we completed an initial public offering of 7,105,263 common shares on the New York Stock Exchange at a price of $19.00 per share, or $135.0 million in gross proceeds not including underwriting fees or closing costs of $11.5 million as described in Note 22 to the consolidated financial statements herein.
On May 22, 2014, we completed the issuance of 245,521 common shares related to the overallotment exercise by the underwriters of the Company's initial public offering at a price of $19.00 per share, or $4.7 million in gross proceeds not including underwriting fees or closing costs of $0.3 million as described in Note 22 to the consolidated financial statements herein.
On June 25, 2014, the Company completed the exchange offer of unregistered common shares that it previously issued in its prior equity private placements, other than the common shares owned by its affiliates, for 15,528,507 common shares that have been registered under the Securities Act of 1933, as amended, the complete terms and conditions of which were set forth in a prospectus dated May 8, 2014 and the related letter of transmittal.
On June 30, 2014, the Company granted 655,000 restricted stock awards to certain of its officers under the equity incentive plan that vest over 5 years.
On July 25, 2014, the Company took delivery of its first vessel under the VLGC Newbuilding Program, the Comet, from Hyundai Heavy Industries Co. Ltd.
B.	Business Overview
Overview
We are a Marshall Islands corporation headquartered in the United States and primarily focused on owning and operating VLGCs, each with a cargo‑carrying capacity of greater than 80,000 cbm. Our fleet currently consists of five LPG carriers, including one fuel-efficient 84,000 cbm VLGC, three 82,000 cbm VLGCs and one pressurized 5,000 cbm vessel. In addition, we have newbuilding contracts for the construction of 18 new 84,000 cbm VLGCs at Hyundai, and Daewoo, both of which are based in South Korea, with scheduled deliveries between September 2014 and January 2016.
Our principal shareholders include Scorpio Tankers (NYSE:STNG); SeaDor Holdings, an affiliate of SEACOR Holdings Inc. (NYSE:CKH); Kensico Capital Management and Dorian Holdings which own 16.%, 16.3% 14.0% and 9.9%, respectively, of our total shares outstanding, as of July 23, 2014 and are each represented on our board of directors. Following the completion of our initial public offering, they continued to own a substantial ownership interest in the Company's outstanding common shares and continue to have the ability to exert significant influence over its operations.
Our customers include global energy companies such as Statoil and Shell, commodity traders such as Petredec, and industrial users. We intend to pursue a balanced chartering strategy by employing our vessels on a mix of multi‑year time charters, some of which may include a profit‑sharing component, and spot market voyages and shorter‑term time charters. While two of our vessels are currently on time charters that are set to expire in 2014, we have chartered the Captain Markos NL and our first newbuilding, the Comet, to Shell for five years beginning on or about November 1, 2014 and July 25, 2014, respectively.

For the years ended March 31, 2013 and 2012 and for the period April 1, 2013 to July 28, 2013, the combined financial statements include the accounts of the vessel owning companies of our Initial Fleet, which we refer to collectively as our Predecessor or the Predecessor Businesses. Our financial position, results of operations and cash flows reflected in our Predecessor combined financial statements are not indicative of those that would have been achieved had we operated as an independent stand‑alone entity for all periods presented or of future results.
Our Fleet
Our operating fleet currently consists of five LPG carriers, including one fuel-efficient 84,000 cbm VLGC, three modern 82,000 cbm VLGCs and one pressurized 5,000 cbm vessel. In addition, we have newbuilding contracts for the construction of 18 new fuel‑efficient 84,000 cbm VLGCs at Hyundai and Daewoo, both of which are based in South Korea, with scheduled deliveries between September 2014 and January 2016.
Each of our newbuildings will be an ECO‑design vessel incorporating advanced fuel efficiency and emission‑reducing technologies. Upon completion of our VLGC Newbuilding Program in January 2016, 100% of our VLGC fleet will be operated as sister ships and the average age of our VLGC fleet will be approximately 1.6 years, while the average age of the current worldwide VLGC fleet is approximately 11 years.
The following table sets forth certain information regarding our vessels as of July 25, 2014:
	Capacity (Cbm)	Shipyard	Sister Ships	Year Built/ Scheduled Delivery(1)	ECO Vessel(2)	Charterer	Charter Expiration(1)
OPERATING FLEET
VLGC
Captain Nicholas ML(3)	82,000	Hyundai	A	2008	—	Spot	—
Captain John NP(3)	82,000	Hyundai	A	2007	—	Spot	—
Captain Markos NL(3)(4)	82,000	Hyundai	A	2006	—	Statoil	Q4 2014
						Shell	Q4 2019
Comet(5)	84,000	Hyundai	B	2014	X	Shell	Q4 2019

Small Pressure
Grendon	5,000	Higaki		1996	—	Spot	—
NEWBUILDING VLGCs
Corsair(6)	84,000	Hyundai	B	Q3 2014	X	—	—
Corvette	84,000	Hyundai	B	Q4 2014	X	—	—
Cougar	84,000	Hyundai	B	Q2 2015	X	—	—
Cobra	84,000	Hyundai	B	Q2 2015	X	—	—
Continental	84,000	Hyundai	B	Q2 2015	X	—	—
Concorde	84,000	Hyundai	B	Q2 2015	X	—	—
Constitution	84,000	Hyundai	B	Q2 2015	X	—	—
Commodore	84,000	Hyundai	B	Q3 2015	X	—	—
Constellation	84,000	Hyundai	B	Q3 2015	X	—	—
Cresques	84,000	Daewoo	C	Q3 2015	X	—	—
Cheyenne	84,000	Hyundai	B	Q4 2015	X	—	—
Clermont	84,000	Hyundai	B	Q4 2015	X	—	—
Chaparral	84,000	Hyundai	B	Q4 2015	X	—	—
Commander	84,000	Hyundai	B	Q4 2015	X	—	—
Cratis	84,000	Daewoo	C	Q4 2015	X	—	—
Copernicus	84,000	Daewoo	C	Q4 2015	X	—	—
Challenger	84,000	Hyundai	B	Q1 2016	X	—	—
Caravel	84,000	Hyundai	B	Q1 2016	X	—	—
Total	1,847,000
(1)	Represents calendar year quarters.
(2)	Represents vessels with very low revolutions per minute, long‑ stroke, electronically controlled engines, larger propellers, advanced hull design, and low friction paint.

(3)	Restricted cash of $4.5 million pledged against these VLGCs as of March 31, 2014. Each of the vessels is secured and cross-collaterallized by first priority mortgages.
(4)	Currently on time charter at a base rate of $500,000 per month and a 100% profit share based on average spot market rates between the base rate of $500,000 per month and a maximum rate of $1,050,000 per month. Commencing on or about November 1, 2014, on time charter to Shell at a rate of $850,000 per month for a period of 5 years.
(5)	Delivered on July 25, 2014 and on time charter beginning July 25, 2014 at a rate of $945,000 per month.
(6)	Restricted cash of $30.9 million pledged against this vessel as of March 31, 2014. The vessel will be mortgaged as security upon delivery as described in Note 11 to our consolidated financial statements included herein.
Classification, Inspection and Maintenance
Every large, commercial seagoing vessel must be "classed" by a classification society. A classification society certifies that a vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.
For maintenance of the class certificate, regular and special surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Vessels are drydocked at least once during a five‑ year class cycle for inspection of the underwater parts and for repairs related to inspections. Vessels under five years of age can waive drydocking provided the vessel is inspected underwater. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies (the "IACS"). In December 2013, the IACS adopted harmonized Common Structure Rules that align with IMO goal standards. The VLGCs of our Initial Fleet are currently classed with Lloyd's Register, the Comet is currently classed with ABS and the Grendon is currently classed with Nippon Kaiji Kyokai. All of the vessels in our fleet have been awarded ISM certification and are currently "in class."
We also carry out inspections of the ships on a regular basis; both at sea and while the vessels are in port. The results of these inspections are documented in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance and improvement for our vessels and their systems.
Safety, Management of Ship Operations and Administration
Safety is our top operational priority. Our vessels are operated in a manner intended to protect the safety and health of the crew, the general public and the environment. We actively manage the risks inherent in our business and are committed to preventing incidents that threaten safety, such as groundings, fires and collisions. We are also committed to reducing emissions and waste generation. We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators every three months to determine if remedial action is necessary to reach our targets. Our shore staff performs a full range of technical, commercial and business development services for us. This staff also provides administrative support to our operations in finance, accounting and human resources.

Risk of Loss and Insurance
The operation of any vessel, including LPG carriers, has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries or hostilities. In addition, there is always an inherent possibility of marine disaster, including explosions, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. We believe that our present insurance coverage is adequate to protect us against the accident related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice. However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.
We have obtained hull and machinery insurance on all our vessels against marine and war risks, which include the risks of damage to our vessels, salvage or towing costs, and actual or constructive total loss. However, our insurance policies contain deductible amounts for which we are responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss of a vessel.
We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance (marine and war risks). Under our loss of hire policies, our insurer will pay us an agreed daily rate in respect of each vessel in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days for the VLGCs in our operating fleet and a maximum of 90 days for the Grendon.
Protection and indemnity insurance, which covers our third party legal liabilities in connection with our shipping activities, is provided by mutual protection and indemnity associations, or P&I clubs. This insurance includes third party liability and other expenses related to the injury or death of crew members, passengers and other third party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited.
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs (the "International Group") insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $5.45 billion per accident or occurrence. We are a member of three P&I Clubs: The Standard Club Ltd., The United Kingdom Mutual Steamship Assurance Association (Bermuda) Limited and The London Steam‑Ship Owners' Mutual Insurance Association Limited. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs' claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.
Our Customers
Our customers include international energy companies, industrial users and commodity traders. One of our four vessels from our Initial Fleet is currently on a multi‑year time charter that expires in November 2014 and, upon expiring, will begin a five year time charter with Shell.  We operate two VLGCs and one pressurized gas carrier ("PGC") in the spot market. Additionally, our first newbuilding, the Comet, was chartered for five years beginning on July 25, 2014 with Shell.
Competition
LPG carrier capacity is primarily a function of the size of the existing world fleet, the number of newbuildings being delivered and the scrapping of older vessels. As of April 1, 2014 there were 1,272 LPG carriers with an aggregate capacity of 21.5 million cbm. As of such date, a further 191 LPG carriers of 8.7 million cbm were on order for delivery by 2017, equivalent to 40.3% of the existing fleet in capacity terms. This exceeds its long‑term average and the 32% peak seen in late 2007 and early 2008. In contrast to oil tankers and drybulk carriers, according to Poten & Partners, the number of shipyards with LPG carrier experience is quite limited, and as such, a sudden influx of supply beyond what is already on order before 2016 is unlikely. In the VLGC sector in which we operate, as of April 1, 2014, there were 158 vessels in the world fleet with 78 vessels on order for delivery by 2016. Approximately 20% of the fleet capacity in the VLGC sector is more than 20 years old.
We believe that our young fleet positions us well to compete and upon delivery of all the vessels in our VLGC Newbuilding Program, we expect to own and operate one of the largest fleets in our size segment, which, in our view, enhances our position relative to that of our competitors.

There are approximately 55 owners in the entire VLGC fleet, with the top ten owners possessing 43% of the total capacity in service. As of April 1, 2014, we were the second largest owner by combined capacity of fleet and orderbook in the VLGC segment with 246,000 cbm in our fleet and 1,596,000 cbm on order.
Seasonality
Liquefied gases are primarily used for industrial and domestic heating, as a chemical and refinery feedstock, as a transportation fuel and in agriculture. The liquefied gas carrier market is typically stronger in the spring and summer months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and the supply of certain commodities. As a result, demand for our vessels may be stronger in our quarters ending June 30 and September 30 and relatively weaker during our quarters ending December 31 and March 31, although 12‑month time charter rates tend to smooth these short‑term fluctuations. To the extent any of our time charters expire during the relatively weaker fiscal quarters ending December 31 and March 31, it may not be possible to re‑charter our vessels at similar rates. As a result, we may have to accept lower rates or experience off‑hire time for our vessels, which may adversely impact our business, financial condition and operating results. Please read "Our Fleet."
Environmental and Other Regulation
General
Governmental and international agencies extensively regulate the carriage, handling, storage and regasification of LPG. These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels now or, in the future, will operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels. Various governmental and quasigovernmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.
Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non‑compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local port authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry, charterers, terminal operators and LPG producers.
International Maritime Organization Regulations of LPG Vessels
The IMO is the United Nations' agency that provides international regulations governing shipping and international maritime trade, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships, or the "MARPOL Convention." The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations, and participation at IMO meetings. The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention (the ISM Code) promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. We are compliant with the requirement to hold a Document of Compliance under the ISM Code for LPG ships (Gas carriers).
Vessels that transport gas, including LPG carriers are also subject to regulation under the IMO's International Gas Carrier Code (or the IGC Code). The IGC Code and similar regulations in individual member states, address fire and explosion risk posed by the transport of liquefied gases. Collectively these standards and regulations impose detailed requirements relating to the design and arrangement or cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our vessels is in compliance with the IGC Code and each of our newbuilding/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations, including the IGC Code, upon delivery. Non‑compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

The IMO also periodically amends the International Convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as SOLAS, and its implementing regulations. SOLAS includes construction, equipment, and procedure requirements to assure the safe operation of commercial vessels. Among other things, SOLAS requires lifeboats and other life‑saving appliances be provided on vessels and mandates the use of the Global Maritime Distress and Safety System, an international radio equipment and watchkeeping standard, afloat and at shore stations. The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (or STCW). New SOLAS safety requirements relating to lifeboats and safe manning of vessels that were adopted in May 2012 came into effect on January 1, 2014. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
In the wake of increased worldwide security concerns, after the September 11, 2001 attack in the United States, the IMO amended SOLAS and added the International Ship and Port Facilities Security Code (ISPS) as a new chapter to that convention. The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels to be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Our Manager has developed Ship Security Plans, appointed and trained Ship and Office Security Officers and all of our vessels have been certified to meet the ISPS Code requirements.
SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non‑compliance with these IMO regulations may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.
The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form.
The IMO amended Annex I to MARPOL, by adding a new regulation relating to oil fuel tank protection that applies to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.
In 2012, the IMO's Marine Environmental Protection Committee, or MEPC, adopted a resolution amending the International Code for the Construction of Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the IBC Code.  The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code.  We may need to make certain financial expenditures to comply with these amendments.
In 2013, the MEPC adopted a resolution amending MARPOL Annex I Consolidated Assessment Scheme , or CAS. These amendments, which are expected to become effective on October 1, 2014, pertain to revising references to the inspection of bulk carriers and tankers after the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.
The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

Air Emissions
In September 1997, the IMO adopted MARPOL 73/78 Annex VI "Regulations for the prevention of Air Pollution" (or Annex VI) to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It applies to all ships, fixed and floating drilling rigs and other floating platforms, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, and prohibits deliberate emissions of ozone depleting substances, such as chlorofluoro carbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on sulfur content of fuel oil and allows for more stringent controls on sulfur emissions in special coastal areas known as Emission Control Areas, or ECAs designated by the IMO's Marine Environmental Protection Committee (MEPC). Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Prevention Certificate (or an IAPP Certificate). Annex VI has been ratified by some but not all IMO member states. Annex VI came into force in the United States on January 8, 2009. All the vessels in our operating fleet have been issued IAPP Certificates.
On July 1, 2010 amendments to Annex VI to the MARPOL Convention that require progressively stricter limitations on sulfur emissions from ships took effect. As of January 1, 2012, fuel used to power ships could contain no more than 3.5% sulfur. This cap will then decrease progressively until it reaches 0.5% by January 1, 2020. However, in Emission Control Areas such as the North America ECA fuels cannot contain more than 1% sulfur with a further reduction to 0.1% on January 1, 2015. The Annex VI amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Further, the European directive 2005/33/EU, which became effective on January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance, where necessary, with both the applicable IMO and EU sulfur regulations, by being arranged to burn compliant fuels for the area of their operation.
Additionally, as discussed above, more stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO's Marine Environment Protection Committee (MEPC). U.S. air emissions standards are now equivalent to these amended Annex VI requirements, and once these amendments become effective, we may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems.
Ballast Water Management Convention
The IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments (or the BWM Convention) in February 2004. The BWM will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force, but it is close and papers were recently submitted to the IMO proposing solutions to implementation problems. Many of the implementation dates originally written into the BWM Convention have already passed, so on December 4, 2013, the IMO Assembly has passed a resolution revising the dates of applicability of the requirements of the BWM Convention so that they are triggered by the entry into force dated, and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date 'existing vessels,' and delayed the date for installation of ballast water management systems on vessels until the first renewal survey following entry into force of the convention. Upon entry into force of the BWM Convention mid-ocean ballast exchange would become mandatory. When mid-ocean ballast exchange or ballast water treatment requirements become mandatory the cost of compliance could increase for ocean carriers, and the costs of ballast water treatment may be material.
Bunkers Convention / Civil Liability Convention State Certificates
The International Convention on Civil Liability for Bunker Oil Pollution 2001 (or the Bunker Convention) entered into force in State Parties to the Convention on November 21, 2008. The Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Convention requires the ship owner liable to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State issued certificate must be carried on board at all times.
Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the "CLC." Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limited liability protections are forfeited under the CLC where the spill is caused by the owner's personal fault and under the 1992 Protocol where the spill is caused by the owner's personal act or omission or by intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner.

In jurisdictions such as the United States where the CLC or the Bunkers Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict—liability basis.
P&I Clubs in the International Group issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State‑issued certificate attesting that the required insurance coverage is in force.
Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the "Anti‑fouling Convention." The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti‑fouling System Certificate and undergo a survey before the vessel is put into service or when the antifouling systems are altered or replaced. We have obtained AFS, or Anti‑fouling System Certificates for all of our vessels, which are subject to the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, and do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.
United States Environmental Regulation of LPG Vessels
Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, increases our overall cost of business.
Oil Pollution Act and CERCLA
The U.S. Oil Pollution Act of 1990 (OPA90) established an extensive regulatory and liability regime for environmental protection and clean up of oil spills. OPA90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) applies to the discharge of hazardous substances whether on land or at sea. While OPA90 and CERCLA would not apply to the discharge of LPG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these substances could cause an environmental hazard. Under OPA90, vessel operators, including vessel owners, managers and bareboat or "demise" charterers, are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean‑up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean‑up and containment costs are defined broadly to include:
•	natural resource damages and related assessment costs;
•	real and personal property damages;
•	net loss of taxes, royalties, rents, profits or earnings capacity;
•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources;
•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and
•	loss of subsistence use of natural resources.
Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA90 liability to the greater of $2,000 per gross ton or $17.088 million for any double‑hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners' responsibilities under these laws.

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages for releases of "hazardous substances." Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances, cargo or residue, and $300 per gross ton or $5 million for each release from vessels carrying hazardous substances, cargo or residue. As with OPA90, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA90 and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.
OPA90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA90/CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self‑insurance or guaranty. Under OPA90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA90/CERCLA. Each of our shipowning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center, three‑year certificates of financial responsibility, supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted certificates of financial responsibility from the U.S. Coast Guard for each of our vessels that is required to have one.
In response to the BP Deepwater Horizon oil spill, a number of bills that could potentially increase or even eliminate the limits of liability under OPA90 have been introduced in the U.S. Congress. Compliance with any new requirements of OPA90 may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation, regulation, or other requirements applicable to the operation of our vessels that may be implemented in the future as could adversely affect our business and ability to make distributions to our unitholders.
Clean Water Act
The United States Clean Water Act (or CWA) prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA90 and CERCLA. In additional, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. The EPA recently proposed revisions to the CWA.
The EPA and the U.S. Coast Guard , or USCG, have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged in or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters.
The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within U.S. waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP.  For a new vessel delivered to an owner or operator after September 19, 2009, to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. On March 28, 2013, the EPA re-issued the VGP for another 5 years. This VGP took effect on December 19, 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for gas scrubbers and the use of environmentally acceptable lubricants.
USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.
Compliance with the VGP could require the installation of equipment on our Vessel to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our Vessel from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We submit NOIs for our Vessel where required and do not believe that the costs associated with obtaining and complying with the VGP have a material impact on our operations.
Clean Air Act
The U.S. Clean Air Act of 1970, as amended (or the CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so‑called "Category 3" marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near‑term standards for newly‑built engines will apply from 2011, and long‑term standards requiring an 80% reduction in nitrogen dioxides (or NOx) that will apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.
Other Regulations
The European Union has also adopted legislation that would: (1) ban manifestly sub‑standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and require port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.
The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced requirements parallel to those in MARPOL Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports, effective January 1, 2010.
In 2005, the European Union adopted a directive on ship‑source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. We cannot predict what regulations, if any, may be adopted by the European Union or any other country or authority.
Regulation of Greenhouse Gas Emissions
In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non‑binding commitment to reduce greenhouse gas emissions. In addition, in December 2011, the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties. In April 2013, the European Union Parliament rejected proposed changes to the European Union Emissions law regarding carbon trading. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In January 2012, the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council, large vessels using European Union ports would be required to monitor, report and verify their carbon dioxide emissions beginning in January 2018. In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships.

As of January 1, 2013 all ships must comply with mandatory requirements adopted by MEPC in July 2011 in part to address greenhouse gas emissions. The amendments to MARPOL Annex VI Regulations for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring new ships to meet the Energy Efficiency Design Index (EEDI), for new ships, and all ships to develop and implement a Ship Energy Efficiency Management Plan (SEEMP). Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all ships of 400 gross tonnage and above. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. MEPC is also considering market‑based mechanisms to reduce greenhouse gas emissions from ships. It is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.
In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations that regulate the emission of greenhouse gases from certain mobile sources and has proposed regulations to limit greenhouse gases from large stationary sources. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean‑going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow. Any climate control legislation or other regulatory initiatives adopted by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures or operational changes to upgrade our vessels, that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Act of 2002 (or MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or the IMDG Code. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate (or ISSC) from a recognized security organization approved by the vessel's flag state. Among the various requirements are:
•	on‑board installation of automatic identification systems to provide a means for the automatic transmission of safety‑related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;
•	on‑board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;
•	the development of vessel security plans;
•	ship identification number to be permanently marked on a vessel's hull;
•	a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and
•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non‑U.S. vessels from obtaining U.S. Coast Guard‑approved MTSA vessel security plans provided such vessels have on board an ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.
We have developed security plans, appointed and trained Ship and Company Security Officers and each of our vessels in our fleet complies with the requirements of the ISPS Code, SOLAS and the MTSA.
Other Regulation
Our LPG vessels may also become subject to the 2010 HNS Convention, if it is entered into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (or HNS), including liquefied gases. The 2010 HNS Convention sets up a two‑tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights (or SDR). If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.
Corporate Structure
We were incorporated in the Republic of the Marshall Islands on July 1, 2013 as a subsidiary of Dorian Holdings, for the purpose of owning and operating LPG carriers.
On July 29, 2013, in connection with our formation, we entered into concurrent transactions in which we issued an aggregate of 18,644,324 common shares to Dorian Holdings, SeaDor Holdings and other investors, in exchange for the four vessels in our Initial Fleet, including our assumption of debt obligations associated with the vessels, contracts for the construction of three newbuilding VLGCs and options to acquire an additional three newbuilding VLGCs, which we have since exercised, and net proceeds of approximately $162 million as described in Note 1 to the consolidated financial statements included herein.
As of July 23, 2014 Scorpio Tankers, SeaDor Holdings, Kensico Capital Management and Dorian Holdings control a substantial ownership percentage in us, representing approximately 16.4%, 16.3%, 14.0% and 9.9% respectively of our outstanding shares. We own our vessels through separate wholly-owned subsidiaries that are incorporated in the Republic of the Marshall Islands. After the completion of the management transition described below under "Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions," vessel management services for our fleet is provided through our wholly‑owned subsidiaries Dorian LPG (USA) LLC, Dorian LPG (UK) Ltd and Dorian LPG Management Corp., incorporated in Delaware, the United Kingdom and the Republic of the Marshall Islands, respectively.
The following diagram depicts our organizational structure:

The LPG Shipping Industry

International seaborne LPG transportation services are generally provided by two types of operators: LPG distributors and traders and independent shipowner fleets. Traditionally the main trading route in our industry has been the transport of LPG from the Arabian Gulf to Asia. With the emergence of the United States as a major LPG export hub, the US Gulf to Asia has become an important trade lane as well. Vessels are generally operated under either time charters, bareboat charters, spot charters, or contracts of affreightment. LPG distributors and traders use their fleets not only to transport their own oil, but also to transport oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market. Our largest competitors for VLGC shipping services include BW LPG, Avance Gas, Petredec, Astomos, and numerous smaller, privately held vessel owners. We operate in markets that are highly competitive and based primarily on supply and demand of available vessels. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and vessel specifications (size, age and condition). We also believe that our in-house technical and commercial management allows us to provide superior customer service and reliability which enhances our relationships with our charterers. Our industry is subject to strict environmental regulation, including emissions regulations, and we believe our modern, ECO-class fleet and our high level of crew training and vessel maintenance make us a preferred provider of VLGC tonnage.

C.	Organizational Structure
Please see Exhibit 8.1 to this annual report for a list of our current subsidiaries.
D.	Property, Plant and Equipment
For a description of our fleet, see "Item 4. Information on the Company-B. Business Overview."
ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion of our financial condition and results of operations in conjunction with our and our Predecessor Businesses' consolidated and combined financial statements and related notes included elsewhere in this report. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP," and are presented in U.S. Dollars unless otherwise indicated. The following discussion contains forward‑looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this report, our actual results may differ materially from those anticipated in these forward‑looking statements. Please see the section "Forward‑Looking Statements" elsewhere in this report.
Overview
We are a Marshall Islands corporation headquartered in the United States and primarily focused on owning and operating VLGCs, each with a cargo‑carrying capacity of greater than 80,000 cbm. Our fleet currently consists of five LPG carriers, including one fuel-efficient 84,000 cbm VLGC, three 82,000 cbm VLGCs and one pressurized 5,000 cbm vessel. In addition, we have newbuilding contracts for the construction of 18 new 84,000 cbm VLGCs at Hyundai and Daewoo, both of which are based in South Korea, with scheduled deliveries between September 2014 and January 2016.
Our principal shareholders include Scorpio Tankers (NYSE:STNG); SeaDor Holdings, an affiliate of SEACOR Holdings Inc. (NYSE:CKH); Kensico Capital Management and Dorian Holdings which own 16.4%, 16.3% 14.0% and 9.9%, respectively, of our total shares outstanding, as of July 23, 2014 and are each represented on our board of directors and have the ability to exert significant influence over our operations.
Our customers include global energy companies such as Statoil and Shell, commodity traders such as Petredec, and industrial users. We intend to pursue a balanced chartering strategy by employing our vessels on a mix of multi‑year time charters, some of which may include a profit‑sharing component, and spot market voyages and shorter‑term time charters. While the Captain Markos NL is currently on a time charter  set to expire in November 2014, we have chartered the Captain Markos NL and our first newbuilding, the Comet, to Shell for five years beginning on or about November 1, 2014 and July 25, 2014, respectively.

For the period April 1, 2013 to July 28, 2013 and for the years ended March 31, 2013 and 2012, the combined financial statements include the accounts of the vessel owning companies of our Initial Fleet, which we refer to collectively as our Predecessor or the Predecessor Businesses. Our financial position, results of operations and cash flows reflected in our Predecessor combined financial statements are not indicative of those that would have been achieved had we operated as an independent stand‑alone entity for all periods presented or of future results.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts in the evaluation of our business and operations including the following:
Vessel Revenue
Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily rates that our vessels earn under our charters, which, in turn, are affected by a number of factors, including levels of demand and supply in the LPG shipping industry; the age, condition and specifications of our vessels; the duration of our charters; the timing of when the profit sharing arrangements are earned; the amount of time that we spend positioning our vessels; the availability of our vessels, which is related to the amount of time that our vessels spend in drydock undergoing repairs and the amount of time required to perform necessary maintenance or upgrade work; and other factors affecting rates for LPG vessels.
We generate revenue by providing seaborne transportation services to customers pursuant to two types of contractual relationships:
Time Charters.  A time charter is a contract under which a vessel is chartered for a defined period of time at a fixed daily or monthly rate. Under time charters, we are responsible for providing crewing and other vessel operating services, the cost of which is intended to be covered by the fixed rate, while the customer is responsible for substantially all of the voyage expenses, including bunker fuel consumption, port expenses and canal tolls. LPG is typically transported under a time charter arrangement, with terms ranging up to seven years. In addition, we also have profit sharing arrangements with some of our customers that provide for additional payments above a floor monthly rate (usually up to an agreed ceiling) based on the actual, average daily rate quoted by the Baltic Exchange for Very Large Gas Carriers on the benchmark Ras Tanura‑Chiba route over an agreed time period converted to a Time Charter Equivalent monthly rate. For the period July 1 (Inception) to March 31, 2014, approximately 59.9% of our revenue was generated pursuant to time charters.
Voyage Charters.  A voyage charter is a contract for transportation of a specified cargo between two or more designated ports. This type of charter is priced on a current or "spot" market rate, typically on a price per ton of product carried. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services. Revenues for voyage charters are more volatile as they are typically tied to prevailing market rates at the time of the voyage. For the period July 1, 2013 (Inception) to March 31, 2014, approximately 40.1% of our revenue was generated pursuant to voyage charters.
Calendar Days.  We define calendar days as the total number of days in a period during which each vessel in our fleet was owned. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.
Available Days.  We define available days as calendar days less aggregate off‑hire days associated with scheduled maintenance, which include major repairs, drydockings, vessel upgrades or special or intermediate surveys. We use available days to measure the aggregate number of days in a period that our vessels should be capable of generating revenues.
Operating Days.  We define operating days as available days less the aggregate number of days that our vessels are off‑hire for any reason other than scheduled maintenance. We use operating days to measure the number of days in a period that our operating vessels are on hire.
Fleet Utilization.  We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. An increase in non‑scheduled off‑hire days would reduce our operating days, and therefore, our fleet utilization. We use fleet utilization to measure our ability to efficiently find suitable employment for our vessels.
Time Charter Equivalent Rate.  Time charter equivalent rate, or "TCE rate", is a measure of the average daily revenue performance of a vessel. TCE rate is a shipping industry performance measure used primarily to compare period‑to‑period changes in a shipping company's performance despite changes in the mix of charter types (such as time charters, voyage charters) under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide revenue net of voyage expenses by operating days for the relevant time period.

Voyage Expenses.  Voyage expenses are all expenses unique to a particular voyage, including bunker fuel consumption, port expenses, canal fees, charter hire commissions, war risk insurance and security costs. Voyage expenses are typically paid by us under voyage charters and by the charterer under time charters. Accordingly, we generally only incur voyage expenses for our own account when performing voyage charters or during repositioning voyages between time charters for which no cargo is available or travelling to or from drydocking. Our gross revenue under voyage charters are generally higher than under comparable time charters so as to compensate us for bearing all voyage expenses. As a result, our revenue and voyage expenses may vary significantly depending on our mix of time charters and voyage charters.
Vessel Operating Expenses.  Vessel operating expenses are expenses that are not unique to a specific voyage. Vessel operating expenses are paid by us under each of our charter types (as we do not employ our vessels on bare boat charters). Vessel operating expenses include crew wages and related costs, the costs for lubricants, insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses will increase with the expansion of our fleet and are subject to change because of higher crew costs, higher insurance premiums, unexpected repair expenses and general inflation. Furthermore we expect maintenance costs will increase as our vessels age.
Daily Vessel Operating Expenses.  Daily vessel operating expenses are calculated by dividing vessel operating expenses by calendar days for the relevant time period.
Management Fees—Related Party.  Management fees to related parties are paid pursuant to management agreements entered into by each vessel owning subsidiary with Dorian (Hellas) S.A. ("Dorian (Hellas)" or the "Manager"). The Manager provides the financial, strategic, technical, crew and commercial management as well as insurance and accounting services to the vessel owning subsidiaries for a fee of $93,750 per vessel payable one month in advance effective from July 29, 2013. Prior to July 29, 2013 our Predecessor paid a fixed monthly management fee of $40,000 per VLGC and $32,000 for our 5,000 cbm pressurized vessel.
In addition, our Manager provides the Company with pre‑delivery services until the date of delivery of each newbuilding. Pre‑delivery services include engineering and technical support, liaising with the shipyard, and ensuring key suppliers are integrated into the production planning process for a fee of $15,000 per month for each newbuilding contract. The fees for pre‑delivery services are capitalized to the cost of the vessels under construction.
The management fees are charged on a monthly basis per vessel and newbuilding contract and the total fees are affected by the number of vessels in our fleet and the number of newbuilding contracts managed. Following the transition of our management operations to our wholly-owned subsidiaries, which occurred on July 1, 2014, we will pay no further management fees as all such functions will be in‑house. We expect the cost for these functions to approximate the level of management fees charged under these management contracts as of March 31, 2014. As our fleet grows, including with the delivery of our contracted newbuildings, the aggregate cost of these management functions will increase.
Pursuant to transition agreements entered into with Dorian (Hellas), we transitioned all management functions to our wholly‑owned subsidiaries Dorian LPG Management Corp., Dorian LPG (USA) LLC, and Dorian LPG (UK) LLC on July1, 2014. Subsequent to the completion of this transition, no fees for such services are paid to any related parties and no consideration is payable by us to Dorian (Hellas).  In addition, pursuant to the transition agreements, each of Dorian (Hellas), Eagle Ocean Transport Inc. ("Eagle Ocean Transport" or "Eagle Ocean") and Highbury Shipping Services Limited ("Highbury" or "HSSL")  transferred a certain number of employees and selected assets to our wholly‑owned subsidiaries. A limited number of transferred employees continue to supply selected services for a fee to Dorian (Hellas), Eagle Ocean and/or Highbury.
Depreciation and Amortization.  We depreciate our vessels on a straight‑line basis using an estimated useful life of 25 years and after considering estimated salvage values. Our Predecessor used an estimated useful life of 20 years to 25 years depending on the type of vessel.
We amortize the cost of capitalized drydocking expenditures on a straight‑line basis over the period through the date the next drydocking/special survey is scheduled to become due.
General and Administrative Expenses.  General and administrative expenses principally consist of the costs incurred in the corporate administration of the vessel and non‑vessel owning subsidiaries. Following our initial public offering, we incur additional expenses as a result of being a publicly‑traded corporation, including costs associated with annual reports to shareholders and SEC filings, investor relations and NYSE annual listing fees. Beginning July 1, 2014, we ceased to incur management fees-related party, as a result of the completion of the management transition described in "Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions," Therefore, as a result of this transition, general and administrative expenses will increase as we bring management in-house." In June 2014, we granted 655,000 restricted stock awards to certain of our officers under the equity incentive plan (see "Management—Equity Incentive Plan"), that vest over 5 years. Granting of restricted stock to our directors and officers results in an increase in expenses. Compensation expense is measured at the grant date based on the estimated fair value of the awards and is recognized over the vesting period.

Drydocking.  We must periodically drydock each of our vessels for any major repairs and maintenance and for inspection of the underwater parts of the vessel that cannot be performed while the vessels are operating and for any modifications to comply with industry certification or governmental requirements. We are required to drydock a vessel once every five years until it reaches fifteen years of age and thereafter every 2.5 years. We capitalize costs associated with the drydockings and amortize these costs on a straight‑line basis over the period through the date the next survey is scheduled to become due under the "Deferral" method permitted under U.S. GAAP. Costs incurred during the drydocking period which relate to routine repairs and maintenance are expensed as incurred. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
 Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Note 2 (Summary of Significant Accounting Policies) to the historical consolidated financial statements included elsewhere in this report.
Vessel Depreciation.  The cost of our vessels less their estimated residual value is depreciated on a straight‑line basis over the vessels' estimated useful lives. We estimate the useful life of each of our vessels to be 25 years from the date the vessel was originally delivered from the shipyard. Based on the current market and the types of vessels we plan to purchase, we expect the residual values of our vessels will be based upon a value of approximately $400 per lightweight ton. An increase in the useful life of our vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. An increase in the useful life of the vessel may occur as a result of superior vessel maintenance performed, favorable ocean going and weather conditions the vessel is subjected to, superior quality of the shipbuilding or yard, or high freight market rates, which result in owners scrapping the vessels later due to the attractive cash flows. A decrease in the useful life of our vessel or in its residual value would have the effect of increasing the annual depreciation charge and possibly result in an impairment charge. A decrease in the useful life of the vessel may occur as a result of poor vessel maintenance performed, harsh ocean going and weather conditions the vessel is subjected to, or poor quality of the shipbuilding or yard. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel's useful life to end at the date such regulations preclude such vessel's further commercial use.
Impairment of long‑lived assets.
We review our vessels for impairment when events or circumstances indicate the carrying amount of the vessel may not be recoverable. When such indicators are present, a vessel is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. An impairment charge is recognized if the carrying value is in excess of the estimated future undiscounted net operating cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair market value of the asset. The new lower cost basis would result in a lower annual depreciation than before the impairment.
Due to the absence of indicators of potential impairment of our vessels, we have not needed to perform the tests for recoverability described above. In the event that indicators of potential impairment are present in the future, we would determine estimated net operating cash flows by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled drydockings, management fees, expected offhire and scrap values. These assumptions would be based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management expects it would take into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are expected to be based on a combination of internally forecasted rates that are consistent with forecasts provided to senior management and our board of directors, and the trailing 10‑year historical average one‑year time charter rates, based on average rates published by maritime researchers. Recognizing that rates tend to be cyclical, and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and 10‑year historical average rates calculated as of the reporting date would be reasonable. Estimated outflows for operating expenses and drydocking expenses are expected to be based on historical and budgeted costs and would be adjusted for assumed inflation. Utilization would be based on historical levels achieved and estimates of a residual value consistent with scrap rates used in management's evaluation of scrap value. Such estimates and assumptions regarding expected net operating cash flows require considerable judgment and would be based upon historical experience, financial forecasts and industry trends and conditions.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:
•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
•	news and industry reports of similar vessel sales;
•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;
•	offers that we may have received from potential purchasers of our vessels; and
•	vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.
As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.
We are not aware of any indicators of impairment nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.
The table set forth below indicates the carrying value of each of our owned vessels as of March 31, 2014 at which time none of the vessels listed in the table below were being held for sale:

Vessels	Capacity (Cbm)	Year Built	Date of Acquisition	Purchase Price	Carrying value(1)
Captain Nicholas ML	82,000	2008	7/29/2013	67,848,473	66,123,231
Captain John NP	82,000	2007	7/29/2013	65,187,174	63,117,421
Captain Markos NL	82,000	2006	7/29/2013	61,421,882	59,448,443
Grendon	5,000	1996	7/29/2013	6,625,000	6,145,771
				201,082,529	194,834,866
(1)	Our vessels are stated at carrying values (refer to our accounting policy in Note 2 to our financial statements). As of March 31, 2014, the estimated market value of each of our vessels is greater than its carrying value and hence no impairment was recorded. Impairment charges, if any, would be determined as described above.
Drydocking and special survey costs.  We must periodically drydock each of our vessels to comply with industry standards, regulatory requirements and certifications. We are required to drydock a vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one‑half years.
Drydocking costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight‑line basis over the period through the date the next drydocking is scheduled to become due. Costs deferred include expenditures incurred relating to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works. Drydocking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, luboil consumption, insurance, management fees or management costs during the drydock period. Expenses related to regular maintenance and repairs of our vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as our drydocking.

If a drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written‑off and included in the calculation of the resulting gain or loss in the period of the vessel's sale. The nature of the work performed and the number of drydockings undertaken in a given period determine the level of drydocking expenditures.
Fair Value of Derivative Instruments.  We use derivative financial instruments to manage interest rate risks. The fair value of our interest rate swap agreements is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both us and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date
The fair value of our interest swap agreements at the end of each period are most significantly affected by the interest rate implied by the LIBOR interest yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest rate swap agreements are typically more sensitive to changes in short‑term rates, significant changes in the long‑term benchmark interest rates also materially impact our interest.
The fair value of our interest swap agreements is also affected by changes in our own and our counterparty specific credit risk included in the discount factor. Our estimate of our counterparty's credit risk is based on the credit default swap spread of the relevant counterparty which is publicly available. The process of determining our own credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile, which includes consideration of the margin we would be able to secure for future financing. A 10% increase / decrease in our own or our counterparty credit risk would not have had a significant impact on the fair value of our interest rate swaps.
The LIBOR interest rate yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long‑term debt and for long durations. As such, we have experienced, and we expect to continue to experience, material variations in the period‑to‑period fair value of our derivative instruments.
Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the interest rate swap agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material.
Compliance with New Accounting Standards
We have elected to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards under the JOBS Act and, as a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non‑emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.
Recent Accounting Pronouncements
Refer to Note 2 of our consolidated financial statements included in this report.
A.	Operating Results
Results of Operations—Dorian LPG Ltd.
For the period from July 1, 2013 (Inception) to March 31, 2014
The Company remained substantially inactive for the period from July 1, 2013 until July 29, 2013, the date of our business combination with the Predecessor Businesses of Dorian LPG Ltd. The results of operations of the Company for the period July 1, 2013 through March 31, 2014 include the operations of our Initial Fleet, comprising four vessels from the date we acquired them on July 29, 2013.

Revenues
Revenues of $29.6 million for the period July 1, 2013 to March 31, 2014 represent charter hire and voyage charters earned for our three VLGC vessels and our pressurized 5,000 cbm vessel. Revenues from time charter hire earned for our two VLGC vessels and the Grendon amounted to $17.8 million, of which $6.1 million represented profit sharing, and revenues from voyage charter for one VLGC vessel amounted to $11.8 million. The Captain Nicholas ML was in drydock for the period from August 28, 2013 to September 14, 2013 and did not earn revenue during this time.
Voyage Expenses
Voyage expenses were approximately $6.7 million during the period July 1, 2013 to March 31, 2014. Voyage expenses mainly related to bunkers of $5.3 million, port charges of $0.6 million, brokers' commissions of $0.4 million, security costs of $0.3 million, and other voyage expenses of $0.1 million.
Vessel Operating Expenses
Vessel operating expenses were approximately $8.4 million during the period July 1, 2013 to March 31, 2014, or $8,531 per vessel per calendar day. Vessel operating expenses are influenced by the age and size of the vessel, the condition of the vessel and other factors, as discussed above.
Management Fees—related party
Management fees expensed for the period July 1, 2013 to March 31, 2014 represent fees charged by Dorian (Hellas) amounting to approximately $3.0 million representing $93,750 per vessel per month and $0.1 million for Management fees relating to pre-delivery services, both in accordance with our management agreements entered into with Dorian (Hellas) for the period since the acquisition of our vessels. The management fees are charged on a monthly basis per vessel and the total fees are affected by the number of vessels in our fleet.
Depreciation and Amortization
Depreciation and amortization was approximately $6.6 million for the period July 1, 2013 to March 31, 2014 and mainly relates to depreciation expense for our Initial Fleet from the date of acquisition, July 29, 2013. The depreciation and amortization for a full year for our Initial Fleet is expected to amount to approximately $9.9 million, assuming all other variables are held constant.
Interest and Finance Costs
Interest and finance costs amounted to approximately $1.6 million for the period July 1, 2013 to March 31, 2014. The interest and finance costs consisted of interest incurred on our long-term debt of $1.7 million, amortization of financing costs of $0.8 million and $0.1 million of other financing costs less capitalized interest of $1.0 million. The average indebtedness during the period was $132.6 million and the outstanding balance of our long‑term debt as of March 31, 2014, was $128.7 million.
Interest Income
Interest income amounted to approximately $0.4 million for the period July 1, 2013 to March 31, 2014 derived from short term bank deposits.
Loss on Derivatives—net
Loss on derivatives—net, amounted to approximately $1.1 million for the period July 1, 2013 to March 31, 2014. The net loss on derivatives comprised of a realized loss of $3.7 million, partially offset by an unrealized gain of $2.6 million from the changes in the fair value of the interest rate swaps.

Foreign currency gain
Foreign currency gain amounted to approximately $0.7 million for the period July 1, 2013 to March 31, 2014, and comprised mainly of realized gains of $1.9 million from payments in U.S. dollars received in advance of the closing of the November 26, 2013 equity private placement transactions priced in Norwegian Kroner and converted to U.S. dollars, partially offset by realized losses of $1.2 million from payments in U.S. dollars received in advance of the closing of the February 12, 2014 equity private placement transactions priced in Norwegian Kroner and converted to U.S. dollars.
Results of Operations—Predecessor Businesses of Dorian LPG Ltd.
Also included in this report are the combined results of operations of the Predecessor Businesses of Dorian LPG Ltd that owned and operated the Captain Nicholas ML, Captain John NP, Captain Markos NL and LPG Grendon, respectively, prior to the sale of the vessels to us, for the periods from April 1, 2013 to July 28, 2013 and results for the years ended March 31, 2013 and March 31, 2012.
Period from April 1, 2013 to July 28, 2013
Revenues
Revenues of $15.4 million for the period April 1, 2013 to July 28, 2013 represent charter hire and voyage charters earned for three VLGC vessels and one PGC vessel. Revenues from time charter hire earned for two VLGC vessels and one PGC vessel amounted to $9.2 million, of which $2.7 million represented profit sharing. Revenues from voyage charter for one VLGC vessel amounted to $6.2 million for the period April 1, 2013 to July 28, 2013.
Voyage Expenses
Voyage expenses were approximately $3.8 million for the period April 1, 2013 to July 28, 2013. Voyage expenses were comprised mainly of bunkers of $2.8 million, charter hire commissions of $0.4 million, of which $0.2 million was paid to our Manager, port charges and other related expenses of $0.4 million and security costs of $0.2 million.
Vessel Operating Expenses
Vessel operating expenses were approximately $4.6 million for the period April 1, 2013 to July 28, 2013, or $9,745 per calendar day compared to $8,246 per calendar day for the year ended March 31, 2013. The higher vessel operating expenses per calendar day for the period to July 28, 2013 are mainly due to higher spares and stores costs for one of our vessels due to repairs during this period. Vessel operating expenses are influenced by the age and size of the vessel, the condition of the vessel, timing of vessel repairs and other factors, as discussed above.
Management Fees—related party
Management fees charged by our Manager for the period April 1, 2013 to July 28, 2013 were approximately $0.6 million relating to fees of $40,000 per VLGC vessel per month and $32,000 for the PGC vessel per month.
Depreciation and Amortization
Depreciation and amortization for our fleet for the period April 1, 2013 to July 28, 2013 was $4.0 million, which comprised of depreciation of $3.9 million and amortization of deferred charges from drydock and special survey costs of approximately $0.1 million.
Interest and Finance Cost
Interest and finance cost amounted to approximately $0.8 million for the period April 1, 2013 to July 28, 2013 primarily relating to the interest incurred on long-term debt.
Gain/(Loss) on Derivatives—net
Gain on derivatives—net, amounted to approximately $2.8 million for the period April 1, 2013 to July 28, 2013. The gain on derivatives comprised of a gain from the changes in the fair value of the interest rate swaps, of $4.7 million due to an increase in forward Libor curve rates, partially offset by a realized loss of $1.9 million for the period April 1, 2013 to July 28, 2013.

Year ended March 31, 2013 compared to Year ended March 31, 2012
Revenues.  Revenues increased by 11.8% to $38.7 million for the year ended March 31, 2013 from $34.6 million for the year ended March 31, 2012, and represent 1,454 available days, an increase of 29 days when compared to the year ended March 31, 2012, primarily due to:
•	Increases of $4.4 million in charter revenue and $0.5 million in demurrage revenue relating to one VLGC as it transitioned from time charter to voyage charter;
•	A decrease in profit share revenue of $0.8 million relating to one VLGC as it transitioned from time charter to voyage charter
•	An increase of $0.4 million in the year ended March 31, 2013 due to no drydockings in the year ended March 31, 2013.
Voyage Expenses.  Voyage expenses, excluding voyage expenses—related party, increased by 323% to $8.8 million for the year ended March 31, 2013, from $2.1 million for the year ended March 31, 2012. The increase of $6.7 million was primarily due to additional costs of bunkers, port expenses, and charter hire commissions from the transition of one of our VLGCs moving from time charter to voyage charter in the year ended March 31, 2013.
Vessel Operating Expenses.  Vessel operating expenses decreased by 16.5% or $2.4 million to $12.0 million, or $8,246 per calendar day, for the year ended March 31, 2013, from $14.4 million for the year ended March 31, 2012. Vessel operating expenses decreased most significantly in the areas of spares and repairs and maintenance, as drydockings were performed on the Captain John NP and the Captain Markos NL during the year ended March 31, 2012 and we took the opportunity to perform routine repairs and maintenance during the drydock period which increases these expenses. There were no drydockings performed in the year ended March 31, 2013. The vessel operating expenses per calendar day amounted to $8,246 and $9,843 per calendar day for the years ended March 31, 2013 and 2012, respectively, mainly due to the decreased spares and repairs and maintenance.
Depreciation and Amortization.  Depreciation and amortization expense increased 1.5% to $12.0 million for the year ended March 31, 2013, from $11.8 million for the year ended March 31, 2012. This increase was primarily due to an increase in the amortization of the drydocking costs as a result of the drydockings performed in 2012.
Interest and Finance Cost.  Interest and finance cost increased to $2.6 million for the year ended March 31, 2013, from $2.4 million for the year ended March 31, 2012. This increase was primarily due to increases in Libor rates, partially offset by a reduction in principal loan balances.
Loss on derivatives—net.  Loss on derivatives—net, decreased by 48.9%, or $5.3 million, to $5.6 million for the year ended March 31, 2013 from $10.9 million for the year ended March 31, 2012. The decrease was due to a reduction in the unrealized losses from the changes in the fair value of the interest rate swaps, amounting to $4.6 million, and due to a reduction in the realized losses amounting to $0.7 million, mainly due to a reduction in the notional amount of the derivative.
B.	Liquidity and Capital Resources
Our business is capital intensive, and its future success depends on our ability to maintain a high‑quality fleet through the commissioning of additional newbuildings and the acquisition of modern VLGCs. These investments will be principally subject to our expectation of future market conditions as well as our ability to acquire vessels on favorable terms. As of March 31, 2014, we had cash and cash equivalents of $279.1 million and current and non‑current restricted cash of $35.4 million.
Our primary sources of capital during the period July 1, 2013 (Inception) through March 31, 2014 were the net proceeds from the private placements of our common stock in July 2013, November 2013 and February 2014, which amounted to approximately $501.3 million, after the deduction of underwriting discounts and commissions and expenses payable by us, which were used to finance the purchase of the PGC vessel, to make progress payments for our VLGCs under construction and for working capital purposes. As of March 31, 2014, we had total outstanding indebtedness of $128.7 million which was assumed from our Predecessor as part of the acquisition of our VLGC vessels, of which $9.6 million is scheduled to be repaid within the next twelve months. We are required to maintain certain minimum liquidity amounts in order to comply with our term loan facility. Please see "—Secured Term Loan Facility."
In addition to operating expenses and financing costs, our medium‑term and long‑term liquidity needs primarily relate to contractual commitments to build nineteen VLGCs at shipyards as of March 31, 2014, with delivery dates between July 2014 and January 2016.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including credit facilities, debt borrowings and future equity offerings.
We expect to finance the remaining payments amounting to $1.0 billion as of July 24, 2014 for the nineteen VLGCs to be delivered between July 2014 and January 2016 from available cash through previously issued equity to private investors, the net proceeds of our public offering and public offering overallotment on May 13, 2014 and May 22, 2014, respectively, borrowings under new credit facilities to be negotiated with banks, or debt/equity offerings. We intend to finance the VLGC to be delivered in September 2014 entirely with existing restricted cash. Restricted cash will be reduced as advance payments for this vessel are made to the shipyard. As of March 31, 2014, restricted cash relating to this vessel was $30.9 million. This vessel will be pledged to the Royal Bank of Scotland under our existing secured credit facility upon its delivery from the shipyard.
Our dividend policy will also impact our future liquidity position. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. In addition, under the terms of our credit facility, we may only declare or pay any dividends from our free cash flow and may not do so if i) an event of default is occurring or ii) the payment of such dividend would result in an event of default. Our vessel owning subsidiaries who are party to our Secured Term Loan Facility are prohibited from paying dividends without the consent of the lender. Please see "Dividend Policy."
We anticipate that our current financial resources, together with cash generated from operations will be sufficient to fund the operations of our current fleet, including our working capital requirements, our capital expenditure payments under our newbuilding contracts through the end of March 31, 2015. In the event we acquire any additional vessels or commission any additional newbuildings, we will rely on additional equity and debt financing alternatives.
On May 13, 2014, the Company completed its initial public offering of 7,105,263 common shares on the New York Stock Exchange at a price of $19.00 per share, or $135.0 million in gross proceeds not including underwriting fees or closing costs.
On May 22, 2014, the Company completed the issuance of 245,521 common shares related to the overallotment exercise by the underwriters of the Company's initial public offering at a price of $19.00 per share, or $4.7 million in gross proceeds not including underwriting fees or closing costs.
Cash Flows
The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the periods presented:

	Dorian LPG Ltd.	Predecessor
	July 1, 2013 to March 31,	April 1, 2013 to	Years ended March 31,
	2014	July 28, 2013	2013	2012
Net cash provided by operating activities	$7,236,422	$4,670,470	$8,255,783	$10,329,677
Net cash used in investing activities	(221,434,724)	(90,492)	(469,929)	(309,717)
Net cash provided by/(used) in financing activities	493,322,093	(5,606,000)	(8,784,500)	(10,397,000)
Net increase/(decrease) in cash and cash equivalents	279,131,795	(1,026,022)	(998,646)	(377,040)

Operating Cash Flows.  Net cash provided by operating activities for the period July 1, 2013 to March 31, 2014 amounted to $7.2 million, primarily as a result of non-cash adjustments to net income, which were offset partially by payments for drydocking costs of $0.4 million.
Predecessor:  Net cash provided by operating activities amounted to $4.7 million for the period April 1, 2013 to July 28, 2013, as a result of favorable movements in working capital.
Net cash provided by operating activities for the year ended March 31, 2013 decreased to $8.3 million from $10.3 million for the year ended March 31, 2012, a decrease of 19.4%. This $2.0 million decrease in cash provided by operating activities for the year ended March 31, 2013, was primarily due to adverse movements in working capital, offset partially by an increase in revenue per calendar day of $2,867 due to a transition for one of the VLGCs to voyage charter from time charter and a 16.3% decrease in daily vessel operating expenses.

Net cash flow from operating activities depends upon overall profitability of the Company, the timing and amount of payments for: drydocking expenditures, any unscheduled repairs and maintenance activity, fluctuations in working capital balances, bunker costs and market rates to the extent we have vessels employed on voyage charters.
Investing Cash Flows.  Net cash used in investing activities of $221.4 million for the period July 1, 2013 to March 31, 2014 comprised mainly of a net increase in restricted cash of $35.4 million, which was comprised of an increase of $71.0 million from the original funding of the account from the July 2013 private placement offset by a decrease of $35.6 million due to an accelerated payment of $28.4 million to the shipyard in return for a reduction in the contract price of the vessel and the scheduled payment of $7.2 million, net payments to acquire the Predecessor Businesses of $13.7 million and payments for vessels and vessels under construction of $172.2 million.
Predecessor:  Net cash used in investing activities was $0.1 million for the period from April 1, 2013 to July 28, 2013 as a result of payments for vessel improvements. Net cash used in investing activities increased to $0.5 million for the year ended March 31, 2013 from $0.3 million for the year ended March 31, 2012, an increase of 66.7% or $0.2 million. The increase was due mainly to increased payments for vessel improvements.
Financing Cash Flows.  Net cash provided by financing activities was $493.3 million for the period July 1, 2013 to March 31, 2014 and consisted of cash proceeds from three private placements of common shares totaling $510.5 million, offset partially by repayments of long term debt of $6.5 million, payment of financing costs of $1.5 million and payments relating to equity issuance costs of $9.2 million.
Predecessor:  Net cash used in financing activities amounted to $5.6 million, $8.8 million and $10.4 million for the period April 1, 2013 to July 28, 2013 and the years ended March 31 2013 and 2012, respectively, and reflects the scheduled repayments due under our long‑term debt.
Capital Expenditures.  LPG transportation is a capital‑intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.
During the period July 1, 2013 to March 31, 2014 we acquired the four vessels which comprise our Initial Fleet.
We have entered into contracts for the construction of 19 newbuilding vessels, one of which was delivered in July 2014, in our VLGC Newbuilding Program. As of July 24, 2014, our remaining contractual commitments total approximately $1.0 billion.
We are required to complete a special survey for a vessel once every five years and an intermediate survey every 2.5 years after the first special survey. Drydocking each vessel takes approximately 10‑20 days.
We spend significant amounts for scheduled drydocking (including the cost of classification society surveys) for each of our vessels. The Captain Nicholas ML incurred seventeen days off hire during the period July 1, 2013 to March 31, 2014 and $600,394 of drydocking costs of which $385,077 was paid as of March 31, 2014.
As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of a special survey to be approximately $1,000,000 and the cost of an intermediate survey to be approximately $100,000. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and classification society survey costs. We are not aware of any future regulatory changes or environmental laws that we expect to have a material impact on our current or future results of operations that we have not already considered. Please see "Risk Factors—Risks Relating to Our Company—We may incur substantial costs for the drydocking or replacement of our vessels as they age."
Secured Term Loan Facility
Dorian LPG Ltd. and certain of our vessel‑owning subsidiaries entered into a secured term loan facility with the Royal Bank of Scotland beginning on July 29, 2013 or the "July 29 secured term loan facility," pursuant to which the Company assumed the debt obligations associated with the financing of the vessels that were acquired through the acquisition of CMNL LPG Transport LLC (CMNL), CJNP LPG Transport LLC (CJNP) and CNML LPG Transport LLC (CNML). The prior loan arrangement associated with those vessels required approval from the lender to change the ultimate beneficial owner of the vessels and agreement from the lender to transfer the borrowings to another party. As a consequence, the Company and the lender negotiated new borrowing terms in connection with this transaction. The new terms are described below. The total borrowings outstanding immediately prior to the debt modification and immediately after remained the same.

CMNL, CJNP, CNML and Corsair LPG Transport LLC (Corsair), as joint and several borrowers (the Borrowers"), and Dorian LPG Ltd as parent guarantor entered into a loan facility for an amount of $135.2 million, which replaced the prior borrowing arrangements of the Predecessor. The loan facility is divided into three tranches. Tranche A of $47.6 million, Tranche B of $34.5 million and Tranche C of up to $53.1 million and is associated with each of the Captain John NP, Captain Markos NL and the Captain Nicholas ML, respectively.
Tranche A is payable in twelve equal semi‑annual installments each in the amount of $1.7 million commencing on September 24, 2013 plus a balloon of $27.2 million payable concurrently with the last installment on March 24, 2019.
Tranche B is payable in eleven equal semi‑annual installments each in the amount of $1.3 million commencing on November 17, 2013 plus a balloon of $20.5 million payable concurrently with the last installment on November 17, 2018.
Tranche C is payable in fourteen equal semi‑annual installments each in the amount of $1.8 million commencing on January 21, 2014 plus a balloon of $27.5 million payable concurrently with the last installment on July 21, 2020.
The loan facility bears interest at LIBOR plus a margin of 1.5% per annum until the delivery of the vessel under construction contracted by Corsair but no later than September 30, 2014, upon which the margin will increase to 2.0%. The margin will be increased to 2.5% one year from the delivery of the Corsair Vessel until maturity.
The loan facility is secured by first priority mortgages on the vessels financed and first assignments of all freights, earnings and insurances. In addition the Borrowers were obliged to maintain $66.5 million in a restricted cash account (the "Newbuilding Cash Collateral") which is reduced on the date of the second, third and fourth pre‑delivery shipyard installments for the Corsair vessel to $59.1 million, $51.7 million and $44.4 million, respectively and on delivery of the Corsair vessel is reduced in full, unless otherwise agreed by the parties. In October 2013, the parties agreed to an accelerated payment of $28.4 million for the Corsair vessel in return for a reduction in the contract price of the vessel, resulting in an accelerated reduction in the amount of the restricted cash account. The Corsair vessel will be mortgaged as security upon delivery.
The loan facility also requires the Borrowers to maintain a minimum market adjusted security cover ratio (the "Security Cover Ratio") equal to at least 125% of the aggregate of the outstanding loan balance and 50% of the related swap exposure up to September 2014 or 100% thereafter, at all times using vessel values received from an approved independent ship broker. In the event of non‑compliance the Borrowers will be required within one month of being notified in writing by the lender to make such prepayment or provide such additional security to restore the security cover ratio. In the event the lender agrees to release Corsair or another borrower approved by the lender from joint and several liabilities under the agreement, the minimum market adjusted security cover is adjusted to 175% and the margin will be increased to 2.75%.
We paid arrangement and agency fees at the time of the closing of the July 29 secured loan facility. Agency fees are due annually. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus a bank margin, for interest periods of three, six or twelve months at the Company's option or any period if agreed by the lender.
Prepayments/Repayments.  The Borrowers may voluntarily prepay indebtedness under our secured term loan facility at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent, subject to customary compensation for LIBOR breakage costs. The Borrowers may not reborrow any amount that has been so prepaid.
Financial Covenants.  The secured loan agreement contains the following financial covenants which the Company is required to comply with, calculated on a consolidated basis, determined and defined according to the provisions of the loan agreement:

•	The ratio of cash flow from operations before interest expense to cash debt service costs (Debt Service Coverage Ratio) shall not be less than 0.8:1 through December 31, 2014; and 1:1 at all times thereafter.
•	The Minimum Shareholders' Funds as adjusted for any reduction in the vessel fair market value shall not be less than $85 million;
•	The ratio of Total Debt to Shareholders Funds shall not exceed 150% at all times;
•	Minimum cash of $10 million at the end of each quarter and $1.5 million per mortgaged vessel at all times.
Restrictive Covenants.  The secured term loan facility provides that the Borrowers may not pay dividends to us. However, the loan facility permits the Borrowers to make expenditures to fund our administration and operation. The secured term loan facility also limits the Borrowers from, among other things, incurring additional indebtedness, or entering into mergers and divestitures, or entering into bareboat charters. The secured term loan facility also contains general covenants that will require the Borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross‑default to other indebtedness and non‑compliance with security documents.
As of March 31, 2014, we were in compliance with all of the covenants contained in our loan agreement with RBS.
Interest Rate Swaps.  The Company uses interest rate swaps for the management of interest rate risk exposure. We have five interest rate swap agreements which convert part of our floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Note 19 to our consolidated financial statements for the period July 1, 2013 to March 31, 2014 included elsewhere in this report.
C.	Research and Development, Patents and Licenses, Etc.
Not applicable.
D.	Trend Information
See "Item 4. Information on the Company-B. Business Overview."
E.	Off-Balance Sheet Arrangements
We currently do not have any off‑balance sheet arrangements.
F.	Tabular Disclosure of Contractual Obligations
The following table summarizes our contractual obligations as of March 31, 2014:
		Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long‑term debt obligations	$128,718,500	$9,612,000	$19,224,000	$66,880,000	$33,002,500
Interest payments(1)	39,421,118	7,564,124	15,070,732	12,593,009	4,193,253
Management Fees(2)	1,980,000	1,980,000	—	—	—
Remaining payments on vessels under construction(3)	1,157,128,931	327,577,240	829,551,691	—	—
Total	$1,327,248,549	$346,733,364	$863,846,423	$79,473,009	$37,195,753
(1)	Our interest commitment on our long‑term debt is calculated based on an as assumed LIBOR rate of 0.329% (the six‑month LIBOR rate as of March 31, 2014), plus the applicable margin for the respective period as per the loan agreement and the estimated net settlement of our interest rate swaps.
(2)	Includes management fees under the management agreements through June 30, 2014 to reflect the extension of the termination date of the management agreements.
(3)	Includes $9.8 million of commitments for additional features not included in the contract price of the vessels and $0.7 million of supervision fees.

G.	Safe Harbor
See the section entitled "Forward Looking Statements" at the beginning of this annual report.
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
Set forth below are the names, ages and positions of our current directors and executive officers. The services of our executive officers will be provided by our wholly‑owned subsidiary, Dorian LPG (USA) LLC, upon the management transition completed on July 1, 2014 and described below under "Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions." Our directors are divided into three classes, one or another expiring each year, so that each term going forward will be three years. Each director holds office until his or her term expires or until his or her death, resignation, removal or the earlier termination of his or her term of office. All directors whose term expires are eligible for re‑election. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated. The business address of each of our directors and executive officers listed below is c/o Dorian LPG Ltd., 27 Signal Road, Stamford, Connecticut 06902.
Name	Age	Position	Term Expiration
John C. Hadjipateras	64	Chairman, President, Chief Executive Officer and Principal Executive Officer; President, Dorian LPG (USA) LLC	2016
Nigel D. Widdowson(1)	68	Director	2017
Charles Fabrikant	70	Director	2016
Øivind Lorentzen	64	Director	2015
Thomas J. Coleman(1)	48	Director	2017
Eric Fabrikant(1)	33	Director	2017
Robert Bugbee(2)	54	Director	2015
John C. Lycouris	64	Director; Chief Executive Officer, Dorian LPG (USA) LLC	2015
David G. Savett	33	Director	2016
Alexander C. Hadjipateras	35	Executive Vice President and Secretary, Dorian LPG (USA) LLC
Theodore B. Young	46	Chief Financial Officer, Treasurer and Principal Financial and Accounting Officer; Chief Financial Officer and Treasurer, Dorian LPG (USA) LLC
(1)	At the June 30, 2014 Annual General Meeting, these directors were elected to extend their term until the 2017 Annual General Meeting.
(2)	Scorpio Tankers has the right to appoint one director on our board of directors, which is currently Mr. Bugbee, so long as Scorpio Tankers owns at least 10% of our outstanding common shares.
Biographical information concerning the directors and executive officers listed above is set forth below.
John C. Hadjipateras has served as Chairman of the Board and as our President and Chief Executive Officer and as President of Dorian LPG (USA) LLC since our inception in July 2013. Mr. Hadjipateras has been actively involved in the management of shipping companies since 1972. From 1972 to 1992, Mr. Hadjipateras was the Managing Director of Peninsular Maritime Ltd., in London and subsequently served as President of Eagle Ocean. He has served as a member of the board of the Greek Shipping Cooperation Committee, of the Council of Intertanko and has been a member of the Baltic Exchange since 1972 and of the American Bureau of Shipping since 2011. He also served on the Board of Advisors of the Faculty of Language and Linguistics of Georgetown University and is a trustee of Kidscape, a leading U.K. charity organization. He was a Director of SEACOR Holdings Inc., a global provider of marine transportation equipment and logistics services, from 2000 until 2013.

Nigel D. Widdowson has served as a director of the Board since our inception in July 2013. Mr. Widdowson is currently a Director of Eagle Ocean Transport, a position he has held since 2002. Mr. Widdowson has spent over 40 years in tanker chartering and arranging for the sale and purchase of vessels operating for entities located in in London and New York. Mr. Widdowson's key focus areas include strategy development, market analysis, and managing relationships with key customers focusing on the LPG market.
Charles Fabrikant has served as a director of the Board since July 2013. Mr. Fabrikant currently serves as Executive Chairman of the Board and an officer and a director of SEACOR Holdings Inc. and several of its subsidiaries. Mr. Fabrikant is a director of Diamond Offshore Drilling, Inc., a contract oil and gas driller and Hawker Pacific Airservices Limited, an aviation sales product support company. Mr. Fabrikant serves as the Non‑Executive Chairman of the Board of Era Group Inc., an international helicopter operator. He served as the President and Chief Executive Officer of Era Group Inc. from October 2011 through April 2012. He is also President of Fabrikant International Corporation, a privately owned corporation engaged in marine investments. Mr. Fabrikant is a graduate of Columbia University School of Law and Harvard University.
Øivind Lorentzen has served as a director of the Board since July 2013. Mr. Lorentzen is currently Chief Executive Officer of SEACOR Holdings Inc., a position he has held since 2010. Mr. Lorentzen is a Director of Era Group Inc., an international helicopter operator. From 1990 until September 2010, Mr. Lorentzen was President of Northern Navigation America, Inc., an investment management and ship‑owning agency company concentrating in specialized marine transportation and ship finance. From 1979 to 1990, Mr. Lorentzen was Managing Director of Lorentzen Empreendimentos S.A., an industrial and shipping group in Brazil, and he served on its Board of Directors until December 2005. From 2000 to 2008, Mr. Lorentzen was Chairman of NFC Shipping Funds, a leading private equity fund in the maritime industry. Mr. Lorentzen is a director of Blue Danube, Inc., a privately owned inland marine service provider, and a director of Genessee & Wyoming Inc., an owner and operator of short line and regional freight railroads. Mr. Lorentzen earned his undergraduate degree at Harvard College and his Masters of Business Administration from the Harvard Business School.
Thomas J. Coleman has served as a director of the Board since September 2013. Mr. Coleman has served as co‑Founder and co‑President of Kensico Capital Management Corporation (Kensico) since 2000. Mr. Coleman is also the co‑principal of each of Kensico's affiliates. Prior to working with Kensico and its affiliates, Mr. Coleman was employed by Halo Capital Partners. Prior to his employment at Halo, Mr. Coleman founded and served as Chief Executive Officer and a director of PTI Holding Inc. from 1990 until 1995. From October 2012 until January 2014, Mr. Coleman served as a director of WebMD. From February 2011 until its sale in January 2012, Mr. Coleman served as a director of Tekelec, a publicly traded global provider of core network solutions.
Eric Fabrikant has served as a director of the Board since July 2013 and is the son of Charles Fabrikant. Mr. Fabrikant has been Vice President of SEACOR Holdings Inc. since May 2009. Mr. Fabrikant has been President of SEACOR Environmental Services Inc. since January 2011. Since January 2008 he served as Vice President of SEACOR Commodity Trading LLC, working to support the company in all administrative aspects of its development while seeking opportunities to develop other areas of business for SEACOR Holdings Inc. and its subsidiaries. He serves as Chief Executive Officer and director of Seabulk Tankers, Inc. and Seabulk Towing, Inc. In addition, Mr. Fabrikant holds various positions in other SEACOR Holdings Inc. subsidiaries including Chief Executive Officer and President. Mr. Fabrikant was Treasurer of Nabors Industries until the end of 2007. Mr. Fabrikant graduated from Georgetown University (B.S. B.A. Finance) in 2002.
Robert Bugbee has served as a director of the Board since November 2013. Mr. Bugbee has more than 25 years of experience in the shipping industry. He is a co‑founder and has served as a director since April 2013 and President since July 2013 of Scorpio Bulkers (NYSE: SALT). Mr. Bugbee also serves as President and Director of Scorpio Tankers (NYSE: STNG) since its initial public offering in April 2010. He joined Scorpio Group in February 2009 and has continued to serve there in senior management. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE‑listed tanker company sold in 2007. While at OMI, Mr. Bugbee most recently served as President from January 2002 until the sale of the company, and he previously served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President of OMI from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1993. Prior to this, he was employed by Gotaas‑Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical from 1987 for the M.I.B. Programme at the Norwegian School for Economics and Business administration in Bergen. He has a Fellowship from the International Shipbrokers Association and a B.A. (Honors) from London University.
John C. Lycouris has served as Chief Executive Officer of Dorian LPG (USA) LLC and a director of the Company since our inception in July 2013. Since joining Eagle Ocean in 1993, Mr. Lycouris attended to a multitude of sale and purchase contracts and pre and post delivery financing of newbuilding and second hand vessels in the tanker, LPG, and dry bulk sectors. Mr. Lycouris' responsibilities include investment strategy for a number of portfolios on behalf of domestic and foreign principals represented by Eagle Ocean. Before joining Eagle Ocean, Mr. Lycouris served as Director of Peninsular Maritime Ltd. a ship brokerage firm, which he joined in 1974, and managed the Finance and Accounts departments. Mr. Lycouris graduated from Cornell University, where he earned an MBA, and from Ithaca College with a Bachelor of Science.

David Savett has served as a director of the Board since April 2014. Mr. Savett is currently a Managing Partner at BH Logistics, a privately held advisory and investment firm that primarily focuses on the energy, infrastructure, logistics, and environmental services sectors. Mr. Savett has over a decade of energy finance experience that covers trading, portfolio management, structuring, sales, and investment banking. Prior to joining BH Logistics, Mr. Savett spent six years at Credit Suisse as a Director in the Global Commodities Group where he served as Head of Physical Natural Gas Trading and Head of Texas Electricity Trading. Mr. Savett was also influential in Credit Suisse's commodity structuring and marketing initiatives, where he worked closely with the broader investment bank to bring commodity solutions to project financings, acquisitions, and dividend recapitalizations. Prior to joining Credit Suisse, Mr. Savett worked at Bank of America for four years in the Global Commodities Group and, earlier, the Energy & Power Investment Banking Group. At Bank of America, Mr. Savett was responsible for starting the NGL trading business and managing the bank's NGL trading portfolio. Mr. Savett holds a B.A. from Emory University where he majored in Economics.
Alexander C. Hadjipateras has served as Executive Vice President of Business Development and Secretary of Dorian LPG (USA) LLC since July 2013 and is the son of John Hadjipateras. Mr. Hadjipateras' main areas of focus are business development and commercial strategy, and he also assists in the management of the Company's operations in Piraeus, Greece, where he is based. Since joining Eagle Ocean in 2006, Mr. Hadjipateras has been involved in managing its Aframax and VLGC newbuilding program at Sumitomo Shipyard in Japan and Hyundai Heavy Industries in South Korea and also has participated in its Aframax spot chartering from Highbury. Mr. Hadjipateras has worked closely with oil majors to secure approval for future time charter and newbuilding business development opportunities. Prior to joining Eagle Ocean, Mr. Hadjipateras worked as a Business Development Manager at Avenue A / Razorfish, a leading digital consultancy and ad‑agency based in San Francisco. Mr. Hadjipateras graduated from Georgetown University with a Bachelor of Arts in history.
Theodore B. Young has served as our Chief Financial Officer and Treasurer and as Chief Financial Officer and treasurer of Dorian LPG (USA) LLC since July 2013 and as head of corporate development for Eagle Ocean from 2011 to 2013. From 2004‑2011, Mr. Young was a Senior Managing Director and member of the Investment Committee at Irving Place Capital (IPC), where he worked on investments in the industrial, transportation, and business services sectors. Prior to joining IPC, Mr. Young was a Principal at Harvest Partners, a New York‑based middle market buyout firm, from 1997 to 2004. There he was active in industrial transactions and played a key role in the firm's multinational investment strategy. Prior to his career in private equity, Mr. Young was an investment banker with Merrill Lynch and Co. and SBC Warburg Dillon Read and its predecessors in New York, Zurich, and London. Mr. Young holds an AB from Dartmouth College and an MBA from the Wharton School of the University of Pennsylvania with a major in accounting.
B.	Compensation
Board of Directors and Executive Compensation
Our officers, who may also serve as our directors, will not receive additional compensation for their services as directors. We anticipate that each non‑management director will receive compensation for attending meetings of our board of directors, as well as committee meetings. Prior to July 1, 2013 the services of our executive management were provided pursuant to the management agreements with Dorian (Hellas) which terminated on June 30, 2014. As from July 1, 2014, on completion of the management transition described below under "Related Party Agreements—Management Agreements," the services of our management are provided by our wholly owned subsidiary, Dorian LPG (USA) LLC pursuant to a services agreement entered into with Dorian LPG (USA) LLC. For more information on the management agreements with Dorian (Hellas), please see "Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions." We expect to pay aggregate compensation in 2014 to our executive officers at an annualized rate of approximately $1.7 million. We expect non‑management directors will each receive a director fee of $12,000 plus $5,000 per meeting per year, and the chairman of the audit committee will receive a fee of $50,000 per year. In addition, each director will be reimbursed for out‑of‑ pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. Further, none of the members of our board of directors will receive any benefits upon termination of their directorship positions.
Our officers and directors are eligible to receive awards under an equity incentive plan that we adopted prior to the completion of our initial public offering and which is described below under "—Equity Incentive Plan." In June 2014, we granted 655,000 restricted stock awards to certain of our officers under this equity incentive plan, that vest over 5 years.

Equity Incentive Plan
We adopted an equity incentive plan in April, 2014, which we refer to as the Equity Incentive Plan, under which we expect that directors, officers, and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates, and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates, as well as entities wholly‑owned or generally exclusively controlled by such persons, may be eligible to receive non‑qualified stock options, stock appreciation rights, stock awards, restricted stock units and performance compensation awards that the plan administrator determines are consistent with the purposes of the plan and the interests of the Company. We have reserved 2,850,000 of our common shares for issuance under the Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the Equity Incentive Plan in April 2014. The plan is administered by our compensation committee. In June 2014, we granted 655,000 restricted stock awards to certain of our officers.
Under the terms of the plan, stock options and stock appreciation rights granted under the plan would have an exercise price as determined by the plan administrator, but in no event would the exercise price be less than the fair market value of a common share on the date of grant. We expect that options and stock appreciation rights would be exercisable at times and under conditions as determined by the plan administrator, but in no event would they be exercisable later than ten years from the date of grant.
Under the terms of the plan, the plan administrator would also be able to grant shares issued or transferred to participants with or without other payments therefor. Such share awards may be subject to such terms and conditions as the plan administrator may determine, including, without limitation, restrictions on the sale or other disposition of such shares, and/or the right of the Company to reacquire such shares for no consideration upon termination of the participant's employment or service within specified periods, and the plan administrator would have the authority to determine whether the grantee of any such share award would have all the rights of a holder of common shares of the Company, including the right to receive dividends and to vote the shares.
Under the terms of the plan, the plan administrator is permitted to grant awards of restricted stock units subject to vesting criteria as determined by the plan administrator. The plan administrator is authorized to provide for payment of restricted stock units in the form of cash or common shares or a combination of both. The plan administrator could grant dividend equivalents with respect to grants of restricted stock units.
Under the terms of the plan, performance compensation awards may be granted to participants as determined by the plan administrator. Such performance compensation awards could be in the form of our common shares or restricted stock units. Performance compensation awards could be awarded as short‑term or long‑term incentives. As is provided under the plan, the administrator has the authority to make adjustments to performance targets for performance compensation awards which the administrator deems necessary or desirable, unless at the time of establishment of goals the administrator shall have precluded its authority to make such adjustments. Payment of earned performance compensation awards would be made in accordance with terms and conditions prescribed or authorized by the administrator. The administrator is permitted to require or permit the deferral of the receipt of performance compensation awards upon such terms as the administrator deemed appropriate and in accordance with applicable tax laws.
Further, under the terms of the plan, the administrator is permitted to grant awards to individual participants who are subject to the tax laws of nations other than the United States, which awards may have terms and conditions as determined by the administrator as necessary to comply with applicable foreign laws, provided, however, that no such awards may be granted and no action may be taken with respect to such awards which would result in a violation of applicable law, including the U.S. Securities Exchange Act of 1934 or the Internal Revenue Code.
Under the plan, adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding would become fully vested and exercisable in full.
Under the terms of the plan, our board of directors are authorized to amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, no awards could be granted under the plan more than ten years after the date the plan is adopted.

C.	Board Practices
Board of Directors. For a discussion of our board of directors, relevant classes, terms of office and any benefits upon termination of their directorship, please see the sections entitled "Directors and Senior Management" and "Compensation", in Items 6-A and 6-B above. As of March 31, 2014, we had 8 members on our board of Directors.
Audit Committee. We have established an audit committee which consists of one independent director, Mr. Thomas J. Coleman . Under the audit committee charter, the audit committee, chaired by Thomas J. Coleman, confers with the Company's independent registered public accounting firm and reviews, evaluates and advises the board of directors concerning the adequacy of the Company's accounting systems, its financial reporting practices, the maintenance of its books and records and its internal controls. In addition, the audit committee reviews the scope of the audit of the Company's financial statements and results thereof.
Compensation Committee. Our compensation committee consists of Thomas J. Coleman as chairman. The compensation committee is responsible for, among other things, developing and recommending to the board of directors compensation for board members; and overseeing compliance with any applicable compensation reporting requirements of the SEC and the NYSE.
D.	Employees
As of the completion of our management transition described in "Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions," we employ approximately 30 people, including contracted labor, in our offices in Greece, the U.S. and the United Kingdom.
E.	Share ownership
See "Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders."
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table sets forth the beneficial ownership of shares as of July 23, 2014 held by beneficial owners of 5% or more of our shares and by all of our directors and officers as a group. The persons in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.
	Shares Beneficially Owned as of July 23, 2014
Name and Address of Beneficial Owner	Number	Percentage(1)
Scorpio Tankers Inc.	9,392,083	16.4%
SeaDor Holdings LLC(2)(3)	9,327,135	16.3%
Kensico Capital Management Corporation(5)	8,014,837	14.0%
Dorian Holdings LLC(2)(4)	5,642,823	9.9%
Directors and executive officers as a group	*	*
*	Less than 1%
(1)	Calculated based on 57,128,494 shares issued and outstanding.
(2)	Deemed to beneficially own these shares through Concord LPG Holdings LLC.
(3)	SeaDor Holdings LLC is wholly-owned by SEACOR Holdings Inc.
(4)	Dorian Holdings LLC is wholly-owned by Astromar LLC, of which John Hadjipateras, our Chairman, President and Chief Executive Officer, is a shareholder. The members of the Board of Directors of Astromar LLC are John Hadjipateras, Olympia Kedrou, Chrysanthi Xyla, Kyveli Lykouri and Eirini Dampasi.
(5)	Michael Lowenstein and Thomas J. Coleman serve as Co‑Presidents of Kensico Capital Management Corporation and may be deemed to have voting and dispositive power over the shares held by Kensico Capital Management Corporation.

B.	Related Party Transactions

Contribution and Conveyance Agreement
On July 29, 2013, we entered into a contribution and conveyance agreement with Dorian Holdings, pursuant to which we transferred 4,667,135 common shares to Dorian Holdings in exchange for the following:
•	100% of the interests in three vessel‑owning subsidiaries (these subsidiaries own the Captain Nicholas ML, Captain John NP and Captain Markos NL, respectively);
•	100% of the interests in two subsidiaries which collectively have newbuilding contracts for two VLGCs, option rights to construct an additional 1.5 VLGCs and $2.65 million in cash; and
•	$9.7 million in cash ($7.4 million of which was used to reimburse Dorian Holdings for an advance for vessels under construction and $2.3 million was used for the reimbursement of the cost of onboard inventories and LPG coolant).
Also on July 29, 2013, under the contribution and conveyance agreement, we acquired 100% of the interests in the vessel‑owning subsidiary that owns the Grendon, plus inventory onboard, for $6.6 million in cash.
Option and Assignment Agreement
On July 29, 2013, we entered into an option and assignment agreement with Dorian Holdings, Dorian (Hellas), an affiliate of Dorian Holdings, and SEACOR Gas Transport Corporation ("SEACOR Gas"), an affiliate of SeaDor Holdings, pursuant to which Dorian Holdings and SEACOR Gas have assigned, conveyed, transferred and delivered their rights under their respective option agreements for the construction of three additional newbuildings to us.
On February 14, 2014 we exercised our options for the construction of three newbuildings pursuant to the rights granted to us under the option and assignment agreement.
Contribution and Release Agreement
On July 29, 2013, we entered into a contribution and release agreement with Dorian (Hellas) and SeaDor Holdings, pursuant to which SEACOR Holdings Inc. provided to us $49.9 million in cash and transferred, assigned, set over and delivered its right, title and interest in Seacor LPG I LLC, one of the entities with an assigned newbuilding contract, to us against a consideration of an aggregate of 4,667,135 common shares and $301,173.
In connection with our transactions with SEACOR Holdings Inc. and its affiliates entered into on July 29, 2013, pursuant to arrangements between the shipbroker, an unrelated third party, and Eagle Ocean Transport, a company 100% owned by Mr. John Hadjipateras, up to 50% of the fees paid by us to the shipbroker may be rebated to Eagle Ocean Transport. Any amounts which are rebated to Eagle Ocean Transport in respect of the three vessels subject to options acquired in those transactions shall be shared evenly with SEACOR Holdings Inc. Pursuant to these arrangements, we expect that Eagle Ocean Transport may receive up to approximately $2.2 million and SEACOR Holdings Inc. may receive up to approximately $0.5 million.
License Agreement
On July 29, 2013, we entered into a license agreement with Dorian Holdings pursuant to which Dorian Holdings has granted us a non‑transferable, non‑exclusive, perpetual (subject to termination for material breach or a change of control event), worldwide, royalty‑free right and license to use the Dorian logo and "Dorian LPG" in connection with our LPG business.
Management Agreements
On July 26, 2013, each of CMNL LPG Transport LLC, CJNP LPG Transport LLC, CNML LPG Transport LLC and Grendon Tanker LLC, our wholly‑owned subsidiaries which own the four vessels of our Initial Fleet, entered into a ship management agreement with Dorian (Hellas) pursuant to which Dorian (Hellas), through its subcontractors Eagle Ocean and Highbury, provided management services to us on substantially the same terms as the management agreements between Dorian (Hellas) and our Predecessor. Under the management agreements, Dorian (Hellas) also provided strategic, financial and commercial management services through Eagle Ocean and chartering, legal and insurance services through Highbury, and receives a fixed annual fee of $1,125,000, or $93,750 per month, for each of the four vessels in our Initial Fleet. These management agreements were terminated at the end of the second calendar quarter of 2014, pursuant to our transition to in‑house management as described below.

In addition, pursuant to a newbuilding supervision agreement entered into with Dorian (Hellas), Dorian (Hellas) provides newbuilding supervision services through Eagle Ocean for a fee of $15,000 per month per vessel until the completion of the management transition described below. This newbuilding supervision agreement was terminated at the end of the second calendar quarter of 2014, pursuant to our transition to in‑house management as described below.
Pursuant to transition agreements entered into with Dorian (Hellas), we transitioned all management functions to our wholly‑owned subsidiaries Dorian LPG Management Corp., Dorian LPG (USA) LLC, and Dorian LPG (UK) LLC on July 1, 2014. Subsequent to the completion of this transition, no fees for such services were paid to any related parties and no consideration is payable by us to Dorian (Hellas). In addition, pursuant to the transition agreements, each of Dorian (Hellas), Eagle Ocean and Highbury transferred a certain number of employees and selected assets to our wholly‑owned subsidiaries. A limited number of transferred employees continue to supply selected services for a fee to Dorian (Hellas), Eagle Ocean and/or Highbury.
Shareholders Agreement and Purchase Agreement
On November 26, 2013, we entered into a purchase agreement with Scorpio Tankers, pursuant to which we issued 7,990,425 common shares to Scorpio Tankers in exchange for shipbuilding contracts for the construction of 13 newbuilding VLGCs, under which aggregate installments of $83.1 million had been paid, and cash in the amount of $1.93 million. Concurrently, we entered into a shareholders agreement with Scorpio Tankers and our existing shareholders SeaDor Holdings and Dorian Holdings, pursuant to which we granted Scorpio Tankers, SeaDor Holdings and Dorian Holdings certain rights, including consent rights, preemptive rights, rights of first offer and tag‑along rights, which expired prior to the closing of our initial public offering. Scorpio Tankers also received the right to appoint one director to our Board for so long as Scorpio Tankers beneficially owns at least 10% of our outstanding common shares. In addition, until the earlier of April 27, 2015 and the date that Scorpio Tankers ceases to be entitled to appoint one director to our Board, Scorpio Tankers, SeaDor Holdings and Dorian Holdings agreed not to compete with us, either directly or indirectly, in the business of owning and operating VLGC and large gas carrier ("LGC") vessels.
Pursuant to the shareholders agreement, Scorpio Tankers, SeaDor Holdings and Dorian Holdings have the right, subject to certain terms and conditions, to require us, on up to three separate occasions beginning 180 days following the closing of our initial public offering, to register under the Securities Act our common shares held by them for offer and sale to the public, including by way of underwritten public offering (provided that each such shareholder shall be entitled to request one additional demand registration to the extent such shareholder has not been included or did not participate in any demand registration). In addition, Scorpio Tankers, SeaDor Holdings and Dorian Holdings may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. Scorpio Tankers, SeaDor Holdings and Dorian Holdings also have the ability to exercise certain piggyback registration rights permitting participation in certain registrations of common shares by us. All expenses relating to our registration will be borne by us.
Registration Rights Agreement
In addition, our board of directors has approved and we entered into a registration rights agreement with Kensico Capital Management Corporation ("Kensico") granting Kensico the right, subject to certain terms and conditions, to require us, on up to three separate occasions beginning 180 days following the closing of our initial public offering, to register under the Securities Act our common shares held by them for offer and sale to the public, including by way of an underwritten public offering. In addition, the registration rights agreement grants Kensico the right to require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period, and to exercise certain piggyback registration rights permitting participation in certain registrations of common shares by us. Under the registration rights agreement all expenses relating to such registrations will be borne by us.
C.	Interests of Experts and Counsel
Not applicable.
ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information
See "Item 18. Financial Statements."

Legal Proceedings
We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time we expect to be subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.
Dividend Policy
While we have not paid any dividends since our inception in July 2013, our longer‑term objective is to pay dividends in order to enhance shareholder returns. We will evaluate the potential level and timing of dividends as soon as profits and newbuilding capital expenditure requirements allow. The timing and amount of any dividend payments will depend on, among other things, earnings, capital expenditure commitments, market prospects, current capital expenditure programs, investment opportunities, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, and the terms and restrictions of our loan agreement and other future credit facilities.
In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries' distributing to us their earnings and cash flows. Our subsidiaries that own the four vessels in our Initial Fleet and who are party to our existing secured term loan facility with the Royal Bank of Scotland are prohibited from paying dividends to us without the consent of the lender. However, the loan facility permits the borrowers to make expenditures to fund the administration and operation of Dorian LPG Ltd. Any future dividends declared will be at the discretion of our board of directors and will depend upon our financial condition, earnings and other factors, including the financial covenants contained in our loan agreements. Our ability to pay dividends is also subject to Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.
B.	Significant Changes
Not applicable.
ITEM 9.	OFFER AND THE LISTING
A.	Offer and Listing Details
Our common shares have traded on the Norwegian OTC List since July 30, 2013 under the symbol "DORIAN" and on the New York Stock Exchange, or NYSE, since May 9, 2014, under the symbol "LPG."
The following tables set forth the high and low prices for our common shares as reported on the Norwegian OTC List for the calendar periods listed below. On July 28, 2014, the exchange rate between the Norwegian Kroner and the U.S. dollar was NOK6.2060 to one U.S. dollar based on the Bloomberg Composite Rate in effect on that date.
The following information gives effect to a one-for-five reverse stock split of our common shares effected on April 25, 2014. Share prices are presented in Norwegian Kroner.

	NYSE		Norwegian OTC List
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
For the Fiscal Year Ended
March 31, 2014 (from July 30, 2013)	$—	$—	127.50	70.00
	NYSE		Norwegian OTC List
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
For the Quarter Ended
Third quarter 2013 (from July 30, 2013, the initial listing date, through September 30, 2013)	—	—	80.00	70.00
Fourth quarter 2013	—	—	115.00	75.00
First quarter 2014*	—	—	127.50	106.25

	NYSE		Norwegian OTC List
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
For the Month
January 2014	—	—	127.50	114.00
February 2014	—	—	122.50	107.50
March 2014	—	—	108.75	106.25
April 2014	—	—	118.75	107.50
May 2014*	20.55	17.95	118.00	105.00
June 2014	24.93	20.19	132.00	117.00
July 2014 (through and including July 28, 2014)	24.20	21.38	132.00	132.00

*	Period for the NYSE begins on May 9, 2014
B.	Plan of Distribution
Not applicable.
C.	Markets
Not applicable.
D.	Selling Shareholders
Not applicable.
E.	Dilution
Not applicable.
F.	Expenses of the Issue
Not applicable.
ITEM 10.	ADDITIONAL INFORMATION
A.	Share capital.
Not applicable.
B.	Memorandum and Articles of Association.
Our amended and restated articles of incorporation have been filed as exhibit 3.1 to our Registration Statement on Form F-1, filed with the SEC on March 7, 2014. Our amended and restated bylaws are filed as exhibit 3.2 to our Registration of Securities, Foreign Private Issuers, Business Combinations on Form F-4 filed on March 14, 2014. The information contained in these exhibits is incorporated by reference herein.
Information regarding the rights, preferences and restrictions attaching to each class of our shares of common stock is described in the section entitled "Description of Capital Stock" in the accompanying prospectus to our Registration Statement on Form F-1 with an effective date of May 7, 2014.

C.	Material contracts
Refer you to "Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Credit Facilities" and "Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions" for a discussion of agreements we consider to be both material and outside the ordinary course of business.
Other than as set forth above, there were no material contracts, other than contracts entered into in the ordinary course of business, to which we were a party during the two year period immediately preceding the date of this annual report.
D.	Exchange controls
Under the Republic of the Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of distributions, interest or other payments to non‑resident shareholders.
E.	Taxation
The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a United States Holder and a Non‑United States Holder, each as defined below, with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning our common shares to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax‑exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark‑to‑market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partnerships or other pass‑through entities for U.S. federal income tax purposes, dealers in securities or currencies, United States Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our shares of common stock, may be subject to special rules. This discussion deals only with holders who purchase common shares in connection with our initial public offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or non‑United States law of the ownership of common shares.
Marshall Islands Tax Considerations
In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and of our common shares to our shareholders. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.
United States Federal Income Tax Considerations
In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to United States Holders and Non‑United States Holders, each as defined below, of the common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in this report and assumes that we conduct our business as described herein. References in the following discussion to the "Company," "we," "our" and "us" are to Dorian LPG Ltd. and its subsidiaries on a consolidated basis.
United States Federal Income Taxation of Operating Income: In General
We anticipate that we will earn substantially all our income from the hiring of vessels for use on a time or spot charter basis and from the performance of services directly related to those uses, all of which we refer to as "shipping income."
Unless we qualify for an exemption from United States federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, a foreign corporation such as the Company will be subject to United States federal income taxation on its "shipping income" that is treated as derived from sources within the United States, to which we refer as "United States source shipping income." For United States federal income tax purposes, "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping income attributable to transportation exclusively between non‑United States ports will be considered to be 100% derived from sources entirely outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.
Shipping income attributable to transportation exclusively between United States ports is considered to be 100% derived from United States sources. However, we are not permitted by United States law to engage in the transportation of cargoes that produces 100% United States source shipping income.
Unless we qualify for the exemption from tax under Section 883, our gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.
Exemption of Operating Income from United States Federal Income Taxation
Under Section 883 and the Treasury Regulations thereunder, a foreign corporation will be exempt from United States federal income taxation of its United States source shipping income if:
(1)	it is organized in a "qualified foreign country" which is one that grants an "equivalent exemption" from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and
(2)	one of the following tests is met:
(A)	more than 50% of the value of its shares is beneficially owned, directly or indirectly, by "qualified shareholders," which as defined includes individuals who are "residents" of a qualified foreign country, to which we refer as the "50% Ownership Test"; or
(B)	its shares are "primarily and regularly traded on an established securities market" in a qualified foreign country or in the United States, to which we refer as the "Publicly‑Traded Test."
The Republic of The Marshall Islands, the jurisdiction where we and our ship‑owning subsidiaries are incorporated, has been officially recognized by the United States Internal Revenue Service, or the IRS, as a qualified foreign country that grants the requisite "equivalent exemption" from tax in respect of each category of shipping income we earn and currently expect to earn in the future. Therefore, we will be exempt from United States federal income taxation with respect to our United States source shipping income if we satisfy either the 50% Ownership Test or the Publicly‑Traded Test.
Prior to our initial public offering, we do not believe that we were able to qualify for exemption under Section 883 and as a consequence, our gross United States source shipping income for our first fiscal year ending March 31, 2014, derived from two vessel voyages transporting cargo from Houston to ports in Brazil is subject to a 4% gross basis tax of $39,266 (without allowance for deductions).
We anticipate that we will satisfy the Publicly‑Traded Test, a factual determination made on an annual basis, with respect to our taxable year ending March 31, 2015 and all subsequent taxable years. We do not currently anticipate circumstances under which we would be able to satisfy the 50% Ownership Test after our initial public offering.
Publicly‑Traded Test
The Treasury Regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Company's common shares, which constitute its sole class of issued and outstanding stock will, after our initial public offering, be "primarily traded" on the New York Stock Exchange, or the NYSE.
Under the Treasury Regulations, our common shares will be considered to be "regularly traded" on an established securities market if one or more classes of our shares representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the "listing threshold." Since, after our initial public offering, all our common shares will be listed on the NYSE, we expect to satisfy the listing threshold.

The Treasury Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one‑sixth of the days in a short taxable year, which we refer to as the "trading frequency test"; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the "trading volume" test. We anticipate that we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is expected to be the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.
Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding stock, to which we refer as the "5% Override Rule."
For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or "5% Shareholders," the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, qualified shareholders (as defined for purposes of Section 883) own sufficient number of shares to preclude non‑qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year.
We anticipate that we  will be able to satisfy the Publicly‑Traded Test and will not be subject to the 5% Override Rule for taxable years ending March 31, 2015 and all subsequent taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if "non‑qualified" 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non‑ qualified 5% Shareholders did not own 50% or more of our common shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. Given the factual nature of the issues involved, we can give no assurances in regards of our or our subsidiaries' qualification for the Section 883 exemption.
Taxation in Absence of Section 883 Exemption
If the benefits of Section 883 are unavailable, our United States source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, or the "4% gross basis tax regime," to the extent that such income is not considered to be "effectively connected" with the conduct of a United States trade or business, as described below. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.
To the extent our United States source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" United States source shipping income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at rates of up to 35%. In addition, we would generally be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.
Our United States source shipping income would be considered "effectively connected" with the conduct of a United States trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and
•	substantially all of our United States source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.
We do not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our United States source shipping income will be "effectively connected" with the conduct of a United States trade or business.
United States Taxation of Gain on Sale of Vessels
Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income tax with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
United States Federal Income Taxation of United States Holders
As used herein, the term "United States Holder" means a holder that for U.S. federal income tax purposes is a beneficial owner of common shares and is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.
If a partnership holds the common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the common shares, you are encouraged to consult your tax advisor.
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a United States Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in its common shares and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as foreign source dividend income and will generally constitute "passive category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
Dividends paid on our common shares to certain non‑corporate United States Holders will generally be treated as "qualified dividend income" that is taxable to such United States Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares will be traded), (2) the shareholder has owned the common stock for more than 60 days in the 121‑day period beginning 60 days before the date on which the common stock becomes ex‑dividend, and (3) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year.
There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of such non‑corporate United States Holders, although, as described above, we expect such dividends to be so eligible provided an eligible non‑corporate United States Holder meets all applicable requirements and we are not a passive foreign passive investment company in the taxable year during which the dividend is paid or the immediately preceding taxable year. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a non‑corporate United States Holder.
Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted tax basis in a common share—paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income," then any loss derived by certain non‑corporate United States Holders from the sale or exchange of such common shares will be treated as long term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares
Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such shares. Such gain or loss will be treated as long‑term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long‑term capital gains of certain non‑corporate United States Holders are currently eligible for reduced rates of taxation. A United States Holder's ability to deduct capital losses is subject to certain limitations.
Passive Foreign Investment Company Status and Significant Tax Consequences
Special United States federal income tax rules apply to a United States Holder that holds shares in a foreign corporation classified as a "passive foreign investment company," or a PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder holds our common shares, either
•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.
For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our ship‑owning subsidiaries in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
The PFIC rules contain an exception pursuant to which a foreign corporation will not be treated as a PFIC during its "start‑up year." Under this exception, a foreign corporation will not be treated as a PFIC for the first taxable year the corporation has gross income if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start‑ up year; and (3) the corporation is not in fact a PFIC for either of those taxable years. We may be able to rely upon the start‑up exception to avoid being treated as a PFIC for our initial taxable year. However, as discussed below, we may be treated as a PFIC during either our 2014 taxable year or our 2015 taxable year. Currently, our taxable year ends on March 31. In addition, there is limited guidance regarding the application of the start‑up exception. Therefore, there can be no assurance that we will be able to satisfy the exception.
We believe that income we earn from the voyage charters, and also from time charters, for the reasons discussed below, of our initial fleet during our initial taxable year 2014 and our taxable year 2015 will be treated as active income for PFIC purposes and as a result, we intend to take the position that the first leg of the PFIC criteria, the 75% income test, does not apply for either our initial taxable year 2014 or the taxable year 2015.
Whether we are or will be treated a PFIC for our initial taxable year 2014 and our taxable year 2015 will depend, in part, upon whether our newbuilding contracts and the deposits made thereon are treated as assets held for the production of passive income and the level of cash held on hand during each of these taxable years. In making such determination, we intend to take the position that the newbuilding contracts and the deposits thereon are assets held for the production of active income on the basis that we expect to either time or voyage charter all vessels upon their completion and delivery under the newbuilding contracts. However, there is no direct authority on this point and it is possible that the IRS may disagree with our position.
Assuming there is no substantial delay in the current vessel delivery schedules under our newbuilding contracts and all, or substantially all, of the vessels upon completion and delivery under such newbuilding contracts will be voyage or time chartered, we intend to take the position for the taxable year 2016 that we will not be treated as a PFIC on the basis that vessels operating on voyage or time charters should be treated as assets held for the production of active income. Our belief is based principally on the position that the gross income we derive from our voyage or time chartering activities should constitute services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, for any taxable year in which we are, or were to be treated as, a PFIC, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to make a "mark‑to‑market" election with respect to our common shares, as discussed below. A United States holder of shares in a PFIC will be required to file an annual information return containing information regarding the PFIC as required by applicable Treasury Regulations. We intend to promptly notify our shareholders if we determine we are a PFIC for any taxable year.
Taxation of United States Holders Making a Timely QEF Election
If a United States Holder makes a timely QEF election, which United States Holder we refer to as an "Electing Holder," the Electing Holder must report for United States federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as "qualified dividend income." Net capital gain inclusions of certain non‑corporate United States Holders would be eligible for preferential capital gains tax rates. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the Electing Holder's tax basis in the common shares. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A United States Holder would make a timely QEF election for our common shares by filing one copy of IRS Form 8621 with his United States federal income tax return for the first year in which he held such shares when we were a PFIC. If we take the position that we are not a PFIC for any taxable year, and it is later determined that we were a PFIC for such taxable year, it may be possible for a United States Holder to make a retroactive QEF election effective for such year. If we were to be treated as a PFIC for our initial taxable year 2015 and our taxable year 2015, we anticipate that, based on our current projections, we would not generate significant amounts of taxable income or gain that would be required to be included in income for each such year by United States Holders who have QEF elections in effect for such year. If we determine that we are a PFIC for any taxable year, we will provide each United States Holder with all necessary information required for the United States Holder to make the QEF election and to report its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the Electing Holder as described above.
Taxation of United States Holders Making a "Mark‑to‑Market" Election
Alternatively, for any taxable year in which we determine that we are a PFIC, and , assuming as we anticipate will be the case, our shares are treated as "marketable stock," a United States Holder would be allowed to make a "mark‑to‑market" election with respect to our common shares, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder's adjusted tax basis in the common shares. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark‑to‑market election. A United States Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount recognized. In a year when we are a PFIC, any gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark‑to‑market gains previously included by the United States Holder.
Taxation of United States Holders Not Making a Timely QEF or Mark‑ to‑Market Election
For any taxable year in which we determine that we are a PFIC, a United States Holder who does not make either a QEF election or a "mark‑to‑market" election for that year, whom we refer to as a "Non‑Electing Holder," would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non‑Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non‑Electing Holder in the three preceding taxable years, or, if shorter, the Non‑Electing Holder's holding period for the common shares), and (ii) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non‑Electing Holder's aggregate holding period for the common shares;
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be "qualified dividend income"; and
•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
United States Federal Income Taxation of "Non‑United States Holders"
As used herein, the term "Non‑United States Holder" means a holder that, for United States federal income tax purposes, is a beneficial owner of common shares (other than a partnership) that is not a United States Holder.
If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.
Dividends on Common Shares
A Non‑United States Holder generally will not be subject to United States federal income or withholding tax on dividends received from us with respect to our common shares, unless:
•	the dividend income is effectively connected with the Non‑United States Holder's conduct of a trade or business in the United States; or
•	the Non‑United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of receipt of the dividend income and other conditions are met.
Sale, Exchange or Other Disposition of Common Shares
A Non‑United States Holder generally will not be subject to United States federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:
•	the gain is effectively connected with the Non‑United States Holder's conduct of a trade or business in the United States; or
•	the Non‑United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
Income or Gains Effectively Connected with a United States Trade or Business
If the Non‑United States Holder is engaged in a United States trade or business for United States federal income tax purposes, dividends on our common shares and gain from the sale, exchange or other disposition of our common shares, that are effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, in the case of a corporate Non‑United States Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, and the payment of the gross proceeds on a sale of our common shares, made within the United States to a non‑corporate United States Holder will be subject to information reporting. Such payments or distributions may also be subject to backup withholding if the non‑corporate United States Holder:

•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that it has have failed to report all interest or dividends required to be shown on its federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.
Non‑United States Holders may be required to establish their exemption from information reporting and backup withholding with respect to dividends payments or other taxable distribution on our common shares by certifying their status on IRS Form W‑8BEN, W‑8ECI or W‑8IMY, as applicable. If a Non‑United States Holder sells our common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non‑United States Holder certifies that it is a non‑United States person, under penalties of perjury, or it otherwise establish an exemption. If a Non‑ United States Holder sells our common shares through a non‑United States office of a non‑United States broker and the sales proceeds are paid outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a Non‑ United States Holder sells our common shares through a non‑United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the Non‑ United States Holder is not a United States person and certain other conditions are met, or the Non‑United States Holder otherwise establishes an exemption.
Backup withholding is not an additional tax. Rather, a refund may generally be obtained of any amounts withheld under backup withholding rules that exceed the taxpayer's United States federal income tax liability by filing a timely refund claim with the IRS.
Individuals who are United States Holders (and to the extent specified in applicable Treasury regulations, Non‑United States Holders and certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the common shares are held in an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury Regulations, a Non‑United States Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. United States Holders (including United States entities) and Non‑United States Holders are encouraged consult their own tax advisors regarding their reporting obligations in respect of our common shares.
F.	Dividends and paying agents
Not applicable.
G.	Statement by experts
Not applicable.
H.	Documents on display
We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E. Washington, D.C. 20549, or from the SEC's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates.
Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address: Dorian LPG c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, CT 06902, +(203) 674-9695.
I.	Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We use interest rate swaps to manage interest rate risks, but will not use these financial instruments for trading or speculative purposes.
Interest Rate Risk
The LPG shipping industry is capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt contains interest rates that fluctuate with LIBOR. The Company has entered into interest rate swap agreements to economically hedge its exposure to fluctuations of interest rate risk associated with substantially all of its borrowings. As of March 31, 2014, we had economically hedged approximately 99% of our debt to changes in interest rates, and hence we were not materially exposed to interest rate risk. Increasing interest rates could however adversely impact future earnings on new borrowings.
Foreign Currency Exchange Rate Risk
Our primary economic environment is the international LPG shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, our revenues are in U.S. dollars and the majority of our operating expenses are in U.S. dollars. However, we incur some of our expenses in other currencies, particularly the Euro, British Pound Sterling, the Japanese Yen and the Singapore Dollar. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the cost of us paying such expenses. For the period ended March 31, 2014, 11% of our expenses, (excluding depreciation and amortization, interest and finance costs and gain/loss on derivatives), were in currencies other than the U.S. dollar, and we expect the foreign exchange risk associated with these operating expenses to be immaterial. We do not have foreign exchange exposure in respect of our credit facility and interest rate swap agreements, as these are denominated in U.S. dollars.
The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.
Inflation
Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Crewing costs in particular have risen over the past number of years as a result of a shortage of trained crews. Please read "Risk Factors—We may be unable to attract and retain key management personnel and other employees in the shipping industry without incurring substantial expense as a result of rising crew costs, which may negatively affect the effectiveness of our management and our results of operation." A shortage of qualified officers makes it more difficult to crew our vessels and may increase our operating costs. If this shortage were to continue or worsen, it may impair out ability to operate and could have an adverse effect on our business, financial condition and operating results" and "Business—Crewing and Staff." Inflationary pressures on bunker (fuel and oil) costs could have a material effect on our future operations if the number of vessels employed on voyage charters increases. In the case of the 3 of our 4 vessels that are time‑chartered to third parties, it is the charterers who pay for the fuel. If our vessels are employed under voyage charters, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level. Please read "Risk Factors—Changes in fuel, or bunker, prices may adversely affect profits.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
On May 13, 2014, we completed an initial public offering of 7,105,263 common shares on the New York Stock Exchange at a price of $19.00 per share, or $135.0 million in gross proceeds not including underwriting fees or closing costs of $11.5 million as described in Note 22 to the consolidated financial statements herein. On May 22, 2014, we completed the issuance of 245,521 common shares related to the overallotment exercise by the underwriters of the Company's initial public offering at a price of $19.00 per share, or $4.7 million in gross proceeds not including underwriting fees or closing costs of $0.3 million as described in Note 22 to the consolidated financial statements herein. We intend to use all of the net proceeds of this offering to partly finance the construction of the 19 vessels in our VLGC Newbuilding Program.
ITEM 15.	CONTROLS AND PROCEDURES
A.  Disclosure Controls and Procedures
Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of March 31, 2014, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
B.	Management's Report on Internal Control over Financial Reporting
This annual report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
C.	Attestation Report of the Registered Public Accounting Firm
Not applicable. See "Management's Annual Report on Internal Control Over Financial Reporting."
We are an "emerging growth company" as defined in the JOBS Act. As an "emerging growth company" we are exempt from having our independent auditor assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.
D.	Changes in internal control over financial reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee that consists of one director, Mr. Thomas J. Coleman, who qualifies as "independent" under Rule 10A‑3 under the Exchange Act. Our board of directors has determined that Mr. Coleman qualifies as an "audit committee financial expert" for purposes of SEC rules and regulations.
ITEM 16B.	CODE OF ETHICS
We have adopted a code of ethics applicable to officers, directors and employees, which complies with applicable guidelines issued by the SEC. Our code of ethics can be found on our website at www.dorianlpg.com. We will also provide a hard copy of our code of ethics free of charge upon written request to Dorian LPG c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, CT 06902.

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES
Our principal accountants, Deloitte Hadjipavlou Sofianos & Cambanis S.A., or Deloitte, an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, fees for the period ended March 31, 2014 for audit, audit-related and non-audit services are as follows:
(amounts in U.S. Dollars)
Audit fees	$653,391
Audit-related fees	—
Tax fees	—
All other fees	2,020
Total Fees	$655,411

Audit fees represent compensation for professional audit and review services rendered to the Company during the period ended March 31, 2014 including the audit of our Predecessor financial statements and audit services provided in connection with our Initial Public Offering completed in May 2014 and any other audit services required for SEC or other regulatory filings by us.

The audit committee charter sets forth our policy regarding retention of the independent auditors, giving the audit committee responsibility for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, our audit committee pre-approves the audit and non-audit services performed by our independent auditors in order to assure that they do not impair the auditor's independence from the Company. The audit committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.
ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES
Not applicable.
ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.	CORPORATE GOVERNANCE
Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com. Under SEC rules, the next determination with respect to our status as a foreign private issuer will be made with respect to us on September 30, 2014. In the event that we lose our status as a foreign private issuer, we will subsequently be required to comply with the corporate governance practices applicable to U.S. companies under the NYSE listing standards. For so long as we determine that we are a foreign private issuer, we intend to comply with the NYSE standards applicable to listed U.S. companies, except as set forth below. Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences.
Majority Independent Board.  As permitted under Marshall Islands law, upon the completion of our initial public offering, a majority of our directors did not qualify as independent under the independence tests set forth in Section 303A of the NYSE Listed Company Manual. In the event that we lose our status as a foreign private issuer as of the September 30, 2014 determination date, we will be required to maintain a majority independent board of directors within six months of such determination date, which may require us to appoint a number of additional independent directors.
Audit Committee.  The NYSE requires, among other things, that a listed company have an audit committee with a minimum of three independent members. As permitted under Marshall Islands law, our audit committee consists of one independent director. In the event that we lose our status as a foreign private issuer as of the September 30, 2014 determination date, we will be required to maintain an audit committee consisting of three independent directors within six months of such determination date.

Executive Sessions.  The NYSE requires that non‑management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law, our non‑management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.
Shareholder Approval of Equity Compensation Plans.  The NYSE requires listed companies to obtain prior shareholder approval to adopt or materially revise any equity compensation plan. As a foreign private issuer, however, and as permitted under Marshall Islands law and our bylaws, we do not need prior shareholder approval to adopt or revise equity compensation plans, including our equity incentive plan.
Corporate Governance Guidelines.  The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.
ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17.	FINANCIAL STATEMENTS
Not applicable.
ITEM 18.	FINANCIAL STATEMENTS
The financial information required by this Item is set forth on pages F-1 to F-34 and is filed as part of this annual report.
ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation, incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

1.2	Bylaws, incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

1.3	Amendment to Articles of Incorporation, incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

2.1	Form of Common Share Certificate, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.1	Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.2
Shareholders Agreement Dorian LPG Ltd., Scorpio Tankers Inc., SeaDor Holdings LLC and Dorian Holdings LLC, incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

†4.3
Purchase Agreement between Dorian LPG Ltd. and Scorpio Tankers Inc., dated November 26, 2013, incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.4
Management Agreement, dated July 26, 2013, between CMNL LPG Transport LLC and Dorian (Hellas), SA, incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.5
Management Agreement, dated July 26, 2013, between CJNP LPG Transport LLC and Dorian (Hellas), SA, incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.6
Management Agreement, dated July 26, 2013, between CNML LPG Transport LLC and Dorian (Hellas), SA, incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.7
Management Agreement, dated July 26, 2013, between Grendon Tanker LLC and Dorian (Hellas), SA, incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.8
Option and Assignment Agreement among Dorian LPG Ltd., Dorian Holdings, Dorian (Hellas) and Seacor Gas Transport Corporation, dated July 29, 2013, incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.9
Contribution and Release Agreement between Dorian LPG Ltd. and, Dorian (Hellas), SA and SeaDor Holdings LLC, dated July 29, 2013, incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.10
$135.2 million Term Loan Facility, dated July 29, 2013, between CJNP LPG Transport LLC, CMNL LPG Transport LLC, CNML LPG Transport LLC, Corsair LPG Transport LLC, Dorian LPG Ltd. and The Royal Bank of Scotland plc, incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.11
Contribution and Conveyance Agreement, dated July 29, 2013, between Dorian LPG Ltd. and Dorian Holdings LLC, incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.12
Charter Party Agreement with Petredec Limited with respect to Grendon, dated May 27, 2011, as amended, incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.13
Charter Party Agreement with Statoil ASA with respect to Captain Markos NL, dated October 20, 2010, incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.14
Charter Party Agreement with Statoil ASA with respect to Captain Nicholas ML, dated April 7, 2008, incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.15
Transition Agreement, dated July 29, 2013, as amended, by and between Dorian LPG (USA) LLC and Eagle Ocean Transport Inc., incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.16
Transition Agreement, dated July 29, 2013, as amended, by and between Dorian LPG (USA) LLC. and Highbury Shipping Services Ltd., incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.17
Transition Agreement, dated July 29, 2013, as amended, by and between Dorian LPG Management Corp. and Dorian (Hellas) S.A., incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.18
Newbuilding Services Agreement, dated July 26, 2013, by and between Dorian LPG Ltd. and Dorian (Hellas) S.A., incorporated by reference to Exhibit 10.18 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.19
Supplemental Letter to $135.2 million Term Loan Facility, dated October 18, 2013, incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.20
Form of Registration Rights Agreement by and between Dorian LPG Ltd. and Kensico Capital Management Corporation, incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form F-1 (Registration Number 333- 194434)

4.21	Form of Vessel Management Agreement with Dorian LPG Management Corp. (Captain Markos NL)

4.22	Form of General Agency Agreement with Dorian LPG Management Corp. (Captain Markos NL)

4.23	Newbuilding Service Agreement between Dorain LPG Ltd. and Dorian LPG (USA) LLC

4.24	Administrative, Advisory and Support Services Agreement between Dorian LPG Ltd. and Dorian LPG (USA) LLC

8.1	List of Subsidiaries

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Document

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE*	XBRLTaxonomy Extension Schema Presentation Linkbase

______________________
†   Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been submitted separately with the Securities and Exchange Commission.
*
Pursuant to Rule 406T of Regulation S-T, those interactive data files are deemed not filed or part of a registration statement or prospectus for purpose of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under such sections.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Dated July 29, 2014
Dorian LPG Ltd.
(Registrant)

/s/ John Hadjipateras
John Hadjipateras
Chief Executive Officer

INDEX TO THE FINANCIAL STATEMENTS
DORIAN LPG LTD.
PREDECESSOR BUSINESSES OF DORIAN LPG LTD.
Page
Report of Independent Registered Public Accounting Firm	F‑21
Predecessor Combined Balance Sheet as of March 31, 2013	F‑22
Predecessor Combined Statements of Operations for the period April 1, 2013 to July 28, 2013 and for the years ended March 31, 2013 and 2012	F‑23
Predecessor Combined Statements of Owners' Equity for the period April 1, 2013 to July 28, 2013 and for the years ended March 31, 2013 and 2012	F‑24
Predecessor Combined Statements of Cash Flows for the period April 1, 2013 to July 28, 2013, and for the years ended March 31, 2013 and 2012	F‑25
Notes to Predecessor Combined Financial Statements	F‑26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Dorian LPG Ltd.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheet of Dorian LPG Ltd. and subsidiaries (the "Company") as of March 31, 2014, and the related consolidated statements of operations,  shareholders' equity, and cash flows for the period July 1, 2013 (inception) to March 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dorian LPG Ltd. and subsidiaries as of March 31, 2014, and the results of their operations and their cash flows for the period July 1, 2013 (inception) to March 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
 July 29, 2014

Dorian LPG Ltd.
Consolidated balance sheet
As of March 31, 2014
(Expressed in United States Dollars)
	Notes	March 31, 2014
Assets
Current assets
Cash and cash equivalents		279,131,795
Restricted cash	11	30,948,702
Trade receivables, net and accrued revenue		1,966,746
Prepaid expenses and other receivables		343,047
Due from related parties	3	1,639,497
Inventories	5	1,058,329
Total current assets		315,088,116
Fixed assets
Vessels, net	6	194,834,866
Vessels under construction	7	323,206,206
Other fixed assets, net	8	60,904
Total fixed assets		518,101,976
Other non‑current assets
Deferred charges, net	9	2,555,674
Restricted cash	11	4,500,000
Total assets		840,245,766
Liabilities and Shareholders' equity
Current liabilities
Trade accounts payable		2,401,456
Accrued expenses	10	2,196,386
Due to related parties	3	113,465
Deferred income		554,111
Current portion of long‑term debt	11	9,612,000
Total current liabilities		14,877,418
Long‑term liabilities
Long‑term debt—net of current portion	11	119,106,500
Derivative instruments	19	14,062,416
Total long‑term liabilities		133,168,916
Total liabilities		148,046,334
Shareholders' equity
Preferred stock, $.01 par value, 50,000,000 shares authorized, none issued nor outstanding	12	—
Common stock, $.01 par value, 450,000,000 shares authorized, 48,365,012 shares issued and outstanding March 31, 2014	12	483,650
Additional paid‑in‑capital	12	688,881,939
Retained earnings		2,833,843
Total shareholders' equity		692,199,432
Total liabilities and shareholders' equity		840,245,766
The accompanying notes are an integral part of these consolidated financial statements.

Dorian LPG Ltd.
Consolidated statement of operations
For the period July 1, 2013 (inception) to March 31, 2014
(Expressed in United States Dollars, Except for Share Data)
	Notes
Revenues	13	29,633,700
Expenses
Voyage expenses	14	6,670,971
Vessel operating expenses	15	8,394,959
Management fees—related party	3	3,122,356
Depreciation and amortization	6, 9	6,620,372
General and administrative expenses		433,674
Total expenses		25,242,332
Operating income		4,391,368
Other income/(expenses)
Interest and finance costs	16	(1,579,206)
Interest income		428,201
Loss on derivatives—net	19	(1,104,001)
Foreign currency gain, net		697,481
Total other income/(loss), net		(1,557,525)
Net income		2,833,843
Earnings per common share, basic and diluted	21	0.09
Weighted average common shares outstanding,—basic and diluted		32,075,897
The accompanying notes are an integral part of these consolidated financial statements.

Dorian LPG Ltd.
Consolidated statement of shareholder's equity
For the period July 1, 2013 (inception) to March 31, 2014
(Expressed in United States Dollars, except for share data)
	Number of common shares	Common stock	Additional paid‑in capital	Retained Earnings	Due from shareholder	Total
Issuance on inception	100	1	99	—	(100)	—
Cancellation—July 29, 2013	(100)	(1)	(99)	—	100	—
Issuance—July 29, 2013 (refer Note 12)	18,644,324	186,443	229,804,569	—	—	229,991,012
Issuance—November 26, 2013 (refer Note 12)	24,071,506	240,715	361,957,921	—	—	362,198,636
Issuance—February 12, 2014 (refer Note 12)	5,649,200	56,492	97,119,449	—	—	97,175,941
Fractional shares cancelled	(18)	—	—	—	—	—
Net income for the period		—	—	2,833,843	—	2,833,843
Balance, March 31, 2014	48,365,012	483,650	688,881,939	2,833,843	—	692,199,432
The accompanying notes are an integral part of these consolidated financial statements.

Dorian LPG Ltd.
Consolidated statement of cash flows
For the period July 1, 2013 (inception) to March 31, 2014
(Expressed in United States Dollars)
Cash flows from operating activities:
Net income	2,833,843
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,620,372
Amortization of financing costs	800,806
Unrealized gain on derivatives	(2,623,456)
Unrealized exchange differences on cash and cash equivalents	(8,004)
Changes in operating assets and liabilities
Trade receivables	(1,966,746)
Prepaid expenses and other receivables	(343,047)
Due from related parties	(1,639,497)
Inventories	396,776
Trade accounts payable	1,799,616
Accrued expenses and deferred income	2,043,523
Due to related parties	(292,687)
Payments for drydocking costs	(385,077)
Net cash from operating activities	7,236,422
Cash flows from investing activities:
Payments for vessels and vessels under construction	(172,237,529)
Net payments to acquire Predecessor Businesses	(13,732,896)
Payments to acquire other fixed assets	(15,597)
Increase in restricted cash	(35,448,702)
Net cash used in investing activities	(221,434,724)
Cash flows from financing activities:
Repayment of long‑term debt	(6,506,000)
Financing costs paid	(1,516,847)
Cash proceeds from common shares issuances	510,496,990
Payments relating to issuance costs	(9,152,050)
Net cash from financing activities	493,322,093
Effects of exchange rates on cash and cash equivalents	8,004
Net increase in cash and cash equivalents	279,131,795
Cash and cash equivalents at the beginning of the period	—
Cash and cash equivalents at the end of the period	279,131,795
Supplemental disclosure of cash flow information
Cash paid during the period for interest	1,242,500
Non cash consideration of shares issued to acquire Predecessor businesses and acquisitions of assets	187,495,680
The accompanying notes are an integral part of these consolidated financial statements.

Dorian LPG Ltd.
Notes to consolidated financial statements
(Expressed in United States Dollars)
1.	Basis of Presentation and General Information
Dorian LPG Ltd. ("DLPG") was incorporated on July 1, 2013, under the laws of the Republic of the Marshall Islands, as a wholly-owned subsidiary of Dorian Holdings LLC ("Dorian Holdings"). Dorian Holdings ceased to have control over Dorian LPG on July 29, 2013 as a consequence of the transactions described below. DLPG has a fiscal year end of March 31, and was formed to acquire, own and operate liquefied petroleum gas ("LPG") tankers.
The terms "we," "us," "our," and the "Company" mean DLPG and all entities included in its consolidated financial statements.
Effective April 25, 2014 the Company effectuated a one‑for‑five reverse stock split (refer Note 12). Except for the 100 shares issued at inception and subsequently cancelled, all amounts related to number of shares, per share amounts and earnings per share presented in the accompanying consolidated financial statements give retroactive effect to the reverse stock split.
The Company remained dormant until July 29, 2013 when the following transactions were completed concurrently:
•	DLPG completed a private placement of 9,310,054 shares of its common stock with institutional investors and other investors in Norway ("NPP"). The shares were issued at NOK 75.00 per share, equivalent to USD 12.66 per share and realized gross proceeds of $117.9 million based on the exchange rate on July 29, 2013.
•	DLPG acquired from Dorian Holdings the following in exchange for 4,667,135 shares of its common stock and $9.7 million in cash:
(a)	100% interest in three ship owning entities, CNML LPG Transport LLC ("CNML"), CJNP LPG Transport LLC ("CJNP") and CMNL LPG Transport LLC ("CMNL"), which each owned a Very Large Gas Carrier ("VLGC") (the Captain Nicholas ML, the Captain John NP and the Captain Markos NL respectively), the related bank debt, interest rate swaps, and the inventory on board each vessel. The Captain Nicholas ML, Captain John NP and Captain Markos NL were previously owned by Cepheus Transport Ltd, Lyra Gas Transport Ltd and Cetus Transport Ltd., all owned by principals of Dorian Holdings until July 29, 2013 on which date they were sold to CNML, CJNP and CMNL, respectively. The sale of the vessels required approval from the bank that had provided the related financing that was assumed by the Company in connection with the transaction and resulted in a modification of the financing terms in connection with the acquisition. A further description of the loan arrangements is provided in Note 11.
(b)	100% interest in two entities, each a party to a contract for the construction of one VLGC, option rights to construct an additional 1.5 VLGCs and $2.67 million in cash.
DLPG acquired from an affiliate of Dorian Holdings a 100% interest in an LPG pressurized gas carrier, the LPG Grendon, and the inventory onboard the vessel for $6.672 million in cash.
The abovementioned acquisitions from Dorian Holdings and its affiliate were accounted as a business combination (refer Note 4) and the operations of LPG Grendon along with that of the three Very Large Gas Carriers referred to above are herein referred to as the Predecessor.
•	DLPG issued 4,667,135 shares of its common stock to SEACOR Holdings Inc., through its subsidiary, SeaDor Holdings LLC ("SeaDor") as consideration for the following:
(a)	100% interest in a subsidiary company, SEACOR LPGI LLC, a party to a contract for the construction of one VLGC
(b)	$49.9 million in cash and
(c)	the assignment to DLPG of option rights to purchase 1.5 VLGC vessels.

The above mentioned acquisitions from SeaDor were accounted for as an asset acquisition. The allocation of the purchase price between the assets acquired is described in Note 3(b).
At the closing of the NPP, Dorian Holdings surrendered the 100 shares of capital stock of DLPG, which were then cancelled. DLPG's shares issued under the private placements completed are listed on the Norwegian OTC A‑List under the symbol DORIAN. The Company successfully closed its initial public offering ("IPO") on May 13, 2014 and its shares issued in the IPO were listed on the NYSE and trade under the symbol LPG.
Following the completion of the above transactions on July 29, 2013, Dorian Holdings, whose chairman is Mr. John Hadjipateras, and SeaDor, each owned approximately 25.0% of the Company's outstanding common stock with the remaining 50% held by institutional investors and high net worth investors. No one party exercises control of the Company.
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of Dorian LPG Ltd. and its subsidiaries (collectively the "Company").
The Company's subsidiaries which are all wholly-owned and all are incorporated in Republic of the Marshall Islands (unless otherwise indicated below) as of March 31, 2014 are listed below.
Vessel Owning Subsidiaries
Subsidiary	Acquisition Date	Type of vessel(2)	Vessel's name	Built	CBM(1)
CNML LPG Transport LLC	July 29, 2013	VLGC	Captain Nicholas ML	2008	82,000
CJNP LPG Transport LLC	July 29, 2013	VLGC	Captain John NP	2007	82,000
CMNL LPG Transport LLC	July 29, 2013	VLGC	Captain Markos NL	2006	82,000
Grendon Tanker LLC	July 29, 2013	PGC	LPG Grendon	1996	5,000
Newbuild Vessel Owning Subsidiaries
Subsidiary	(Vessel's Name)	Acquisition Date	Type of vessel(2)	Hull number	Estimated vessel delivery date	CBM(1)
SeaCor LPG I LLC (Comet)		July 29, 2013	VLGC	2656	July 2014	84,000
SeaCor LPG II LLC (Corsair)		July 29, 2013	VLGC	2657	September 2014	84,000
Corvette LPG Transport LLC		July 29, 2013	VLGC	2658	December 2014	84,000
Dorian Shanghai LPG Transport LLC (Cougar)		November 26, 2013	VLGC	S749	April 2015	84,000
Dorian Houston LPG Transport LLC (Cobra)		November 26, 2013	VLGC	S750	April 2015	84,000
Dorian Sao Paulo LPG Transport LLC (Continental)		November 26, 2013	VLGC	S753	June 2015	84,000
Dorian Ulsan LPG Transport LLC (Constitution)		November 26, 2013	VLGC	S755	June 2015	84,000
Concorde LPG Transport LLC		February 12, 2014	VLGC	2660	June 2015	84,000
Dorian Amsterdam LPG Transport LLC (Commodore)		November 26, 2013	VLGC	S751	July 2015	84,000
Dorian Dubai LPG Transport LLC (Cresques)		November 26, 2013	VLGC	2336	August 2015	84,000
Dorian Monaco LPG Transport LLC (Cheyenne)		November 26, 2013	VLGC	S756	September 2015	84,000
Constellation LPG Transport LLC		February 12, 2014	VLGC	2661	September 2015	84,000
Dorian Geneva LPG Transport LLC (Cratis)		November 26, 2013	VLGC	2337	October 2015	84,000
Dorian Barcelona LPG Transport LLC (Clermont)		November 26, 2013	VLGC	S752	September 2015	84,000
Dorian Cape Town LPG Transport LLC (Chaparral)		November 26, 2013	VLGC	S754	October 2015	84,000
Dorian Tokyo LPG Transport LLC (Copernicus)		November 26, 2013	VLGC	2338	November 2015	84,000
Commander LPG Transport LLC		February 12, 2014	VLGC	2662	November 2015	84,000
Dorian Explorer LPG Transport LLC (Challenger)		November 26, 2013	VLGC	S757	December 2015	84,000
Dorian Exporter LPG Transport LLC (Caravel)		November 26, 2013	VLGC	S758	January 2016	84,000

Dormant Subsidiaries
Subsidiary		Incorporation Date
Capricorn LPG Transport LLC		November 15, 2013
Comet LPG Transport LLC		November 11, 2013
Constitution LPG Transport LLC		February 17, 2014
Corsair LPG Transport LLC		June 24, 2013
Dorian LPG Management Corp		July 2, 2013
Dorian LPG (USA) Ltd (incoporated in USA)		July 2, 2013
Dorian LPG (UK) Ltd (incorporated in UK)		November 18, 2013

_____________________________
(1)	CBM: Cubic meters, a standard measure for LPG tanker capacity.
(2)	Very Large Gas Carrier ("VLGC"), Pressurized Gas Carrier ("PGC")

The Company is engaged in the transportation of liquefied petroleum gas worldwide through the ownership and operation of LPG tankers. The Company outsourced the technical and commercial management of its vessels to Dorian (Hellas), S.A. ("Dorian Hellas" or the "Manager"), a related party, for the period ended March 31, 2014.
The following charterers individually accounted for more than 10% of the Company's revenue for the period ended March 31, 2014:
Charterer	% of revenue
Statoil ASA	51
Naftomar Shipping and Trading Co. Ltd	13
Kuwait Petroleum Corporation	10
2.	Significant Accounting Policies
(a)	Principles of consolidation: The consolidated financial statements incorporate the financial statements of the Company and its wholly‑owned subsidiaries. Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statements of income from the effective date of acquisition and up to the effective date of disposal, as appropriate. All intercompany balances and transactions have been eliminated.
(b)	Use of estimates: The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(c)	Other comprehensive income/(loss): The Company follows the accounting guidance relating to Comprehensive Income, which requires separate presentation of certain transactions that are recorded directly as components of stockholders' equity. The Company has no other comprehensive income/(loss) and accordingly, comprehensive income/(loss) equals net income/(loss) for the period presented and thus has not presented this in the statement of operations or in a separate statement.
(d)	Foreign currency translation: The functional currency of the Company is the U.S. Dollar. Foreign currency transactions are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate at the balance sheet date and any gains or losses are included in the statement of operations. For the period presented, the Company had no foreign currency derivative instruments.
(e)	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.
(f)	Restricted cash: Restricted cash represents pledged cash deposits or minimum liquidity to be maintained with certain banks under the Company's borrowing arrangements. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months or relates to general minimum liquidity requirements with no obligation to retain such funds in retention accounts, these deposits are classified as current assets otherwise they are classified as non‑current assets.
(g)	Trade receivables (net): Trade receivables (net), reflect receivables from vessel charters, net of an allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts for the period presented was zero.
(h)	Inventories: Inventories consist of bunkers on board the vessels when vessels are unemployed or are operating under voyage charters and lubricants and stores on board the vessels. Inventories are stated at the lower of cost or market. Cost is determined by the first in, first out method.
(i)	Vessels: Vessels are stated at cost, less accumulated depreciation. The costs of the vessels acquired as part of a business acquisition are recorded at their fair value on the date of acquisition. The cost of vessels purchased consists of the contract price, less discounts, plus any direct expenses incurred upon acquisition, including improvements, commission paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage. The initial purchase of LPG coolant for the refrigeration of cargo is also capitalized. Interest costs incurred to finance the cost of vessels during their construction period are capitalized. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are expensed as incurred.

(j)	Impairment of long‑lived assets: The Company reviews their vessels "held and used" for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the asset is evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset.
(k)	Vessel depreciation: Depreciation is computed using the straight‑line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of its vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.
(l)	Drydocking and special survey costs: Drydocking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight‑line basis over the period through the date the next survey is scheduled to become due. We are required to drydock each of our vessels every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one‑half years. Costs deferred are limited to actual costs incurred at the yard and parts used in the drydocking or special survey. Costs deferred include expenditures incurred relating to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written‑off and included in the calculation of the resulting gain or loss in the period of the vessel's sale. The amortization charge is presented within Depreciation and amortization in the consolidated statement of operations.
(m)	Financing costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized to interest expense over the respective term of the loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding Debt—Modifications and Extinguishments. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of the accounting guidance relating to Debt—Modifications and Extinguishments. The unamortized financing costs are reflected in Deferred charges in the accompanying consolidated balance sheet.
(n)	Revenues and expenses: Revenue is recognized when an agreement exists, the vessel is made available to the charterer or services are provided, the charter hire is determinable and collection of the related revenue is reasonably assured.
Time charter revenue:  Time charter revenues are recorded ratably over the term of the charter as service is provided. Time charter revenues received in advance of the provision of charter service are recorded as Deferred income and recognized when the charter service is rendered. Deferred income or Accrued revenue also may result from straight‑line revenue recognition in respect of charter agreements that provide for varying charter rates. Deferred income and Accrued revenue amounts that will be recognized within the next twelve months are presented as current, with amounts to be recognized thereafter presented as non‑current. Revenues earned through the profit sharing arrangements in the time charters represent contingent rental revenues that are recognized when earned and amounts are reasonably assured based on estimates provided by the charterer.
Voyage charter revenue:  Under a voyage charter, the revenues are recognized on a pro‑rata basis over the duration of the voyage determined on a discharge—to discharge port basis but the Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port for its next voyage. In the event a vessel is acquired or sold while a voyage is in progress, the revenue recognized is based on an allocation formula agreed between the buyer and the seller. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when earned and collection is reasonably assured. Dispatch expense represents payments by the Company to the charterer when loading or discharging time is less than the stipulated time in the voyage charter and is recognized as incurred. Voyage charter revenue relating to voyages in progress as of the balance sheet date are accrued and presented in Trade receivables and Accrued revenue in the balance sheet.
Commissions:  Charter hire commissions to brokers or the Manager, if any, are deferred and amortized over the related charter period and are included in Voyage expenses.

Vessel operating expenses:  Vessel operating expenses are accounted for as incurred on the accrual basis. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores and other miscellaneous expenses.
(o)	Repairs and maintenance: All repair and maintenance expenses, including underwater inspection costs are expensed in the period incurred. Such costs are included in Vessel operating expenses.
(p)	Segment reporting: Each of the Company's vessels serve the same type of customer, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Based on this, the Company has determined that it operates in one reportable segment, the international transportation of liquid petroleum gas with its fleet of vessels. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.
(q)	Derivative Instruments: The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. All derivatives are recognized in the consolidated financial statements at their fair value, as either a derivative asset or a liability. The fair value of the interest rate derivatives is based on a discounted cash flow analysis. When such derivatives do not qualify for hedge accounting, the Company recognizes their fair value changes in current period earnings. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of income. For the periods presented, no derivatives were accounted for as accounting hedges.
(r)	Fair value of financial instruments: In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at fair value in one of the following three categories:
Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.
(s)	Recent accounting pronouncements: On May 28, 2014, the FASB issued ASU 2014-09, Revenue From Contracts With Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company has not yet evaluated the impact, if any, of the adoption of this new standard.
3.	Transactions with Related Parties
(a)	Dorian Holdings: Dorian LPG Ltd. was formed by Dorian Holdings on July 1, 2013, to acquire and operate LPG tankers and initially to acquire the LPG tankers held by affiliates of Dorian Holdings. The acquisitions of the vessels from affiliates of Dorian Holdings were treated as a business acquisition, refer Notes 1 and 4. In addition on July 29, 2013, we entered into a license agreement with Dorian Holdings pursuant to which Dorian Holdings has granted us a non‑transferable, non‑exclusive, perpetual (subject to termination for material breach or a change of control event), world‑wide, royalty‑free right and license to use the Dorian logo and "Dorian LPG" in connection with our LPG business.
(b)	SEACOR Holdings Inc. ("SEACOR"): On April 29, 2013, affiliates of the Company entered into a series of agreements with subsidiaries of SEACOR under which the affiliates of the Company granted certain rights to SEACOR to purchase newbuilding contracts for VLGCs and associated options. The affiliates of the Company had the right to repurchase a portion of those contracts and the associated options. As part of these agreements, subsidiaries of SEACOR paid the first installment under the newbuilding contracts to the shipyard, which, under the terms of the agreements, could be partially acquired by Dorian affiliates for the amount of the installments paid, certain agreed third party expenses, and a capital charge of 6% per annum.
As described in Note 1, the Company acquired a 100% interest in SEACOR LPG I LLC, a party to a contract for the construction of one VLGC, $49.9 million in cash and the assignment to the Company of option rights to purchase 1.5 VLGC vessels, from SEACOR in exchange for 4,667,135 shares of its common stock. This transaction was accounted for as an asset acquisition.

The fair value of the transaction was determined based on the number of shares issued by the Company. The fair value of the common stock was determined to be NOK75.00 per share (or $12.66 per share at the exchange rate on July 29, 2013) which was the price per share for the Company's common shares issued to private investors on the same date.
The total transaction value of $59.4 million (including transaction costs) was allocated to the assets purchased as follows:
Cash	49,854,870
Purchase contract for one VLGC newbuilding contract (includes advance payment)	7,009,675
Purchase option contracts	2,529,126
59,393,671

The allocation between the newbuilding contract and the purchase options was based on their relative fair value. The fair value of the newbuilding contract and purchase options was computed as the excess of the purchase consideration for similar vessels with similar delivery dates based on valuation from an independent broker over the purchase consideration of the contracts acquired plus for newbuilding contracts any advance to the shipyard as of the acquisition date. The appraised value was determined using recent transactions involving comparable vessels as adjusted for age and features. The appraisal was performed on "willing Seller and willing Buyer" basis and based on the sale and purchase market condition prevailing at the acquisition date subject to the vessel being in sound condition and made available for delivery charter free.
(c)	Scorpio Tankers Inc. ("Scorpio"): On November 26, 2013, the Company issued 7,990,425 shares of its common stock to Scorpio as consideration for 100% interest in thirteen subsidiary companies, (each a party to a contract for the construction of one VLGC) and $1.9 million in cash. This transaction was accounted for as an asset acquisition.
The fair value of the transaction was determined based on the number of shares issued by the Company. The fair value of the common stock was determined to be NOK92.50 per share (or $15.16 per share at the exchange rate on November 26, 2013), which was the price per share for the Company's common shares issued to private investors on the same date.
The total transaction value of $121.3 million (including transaction costs) was allocated to the assets purchased as follows:
Cash	1,930,000
Purchase contract for thirteen VLGC newbuilding contracts (includes advance payments)	119,386,040
121,316,040
The cost of the group of non‑cash assets was allocated to each of the new building contracts based on their relative fair value. The fair value of each newbuilding contract was determined as the excess of the purchase consideration as of the acquisition date for similar vessels with similar delivery dates based on valuation from an independent broker over the purchase consideration of the contracts acquired plus any advance paid to the shipyard, The appraised value was determined using recent transactions involving comparable vessels as adjusted for age and features. The appraisal was performed on "willing Seller and willing Buyer" basis and based on the sale and purchase market condition prevailing at the acquisition date subject to the vessel being in sound condition and made available for delivery charter free.
(d)	Dorian (Hellas) S.A.:
A.  Ship‑Owning Companies Management Agreements:  Pursuant to management agreements entered into by each vessel owning subsidiary on July 26, 2013, as amended, with Dorian (Hellas), the technical, crew and commercial management as well as insurance and accounting services of its vessels was outsourced to the Manager. In addition, under these management agreements, strategic and financial services have also been outsourced to the Manager. The Manager has entered into agreements with each of Eagle Ocean Transport Inc. ("Eagle Ocean Transport") and Highbury Shipping Services Limited ("HSSL"), to provide certain of these services on behalf of the vessel owning companies. Mr. John Hadjipateras, our Chairman, President and CEO, who is also the chairman of Dorian Holdings, owns 100% of Eagle Ocean Transport, and our Vice President of Chartering, Insurance and Legal, Nigel Grey‑Turner, owns 100% of HSSL. The fees payable for the above services to our Manager amount to $93,750 per month per vessel, which is payable one month in advance. These management agreements terminated on June 30, 2014.
Management fees related to these agreements for the period July 1, 2013 to March 31, 2014 amounted to $3,028,889 and are presented in Management fees‑ related party in the consolidated statement of operations.

B.  Pre‑Delivery Services:  A fixed monthly fee of $15,000 per hull is payable to the Manager for pre‑delivery services provided during the period from July 29, 2013 until the date of delivery of each newbuilding. Management fees related to the pre‑delivery services for the period July 1, 2013 to March 31, 2014 amounted to $1,229,003 of which $93,467 is presented in Management fees‑related party in the consolidated statement of operations and $1,135,536 was capitalized and presented in vessels under construction in the consolidated balance sheet.
(e)	Eagle Ocean Transport Inc.: As part of the series of agreements with SEACOR, Eagle Ocean Transport, a company 100% owned by Mr. John Hadjipateras, is entitled to retain 100% of any portion of the shipbroker fee rebated to it as compensation for its services in securing the newbuilding contracts. To the extent that any fees are received in respect of option vessels under such agreements, the fees shall be shared evenly between SEACOR and Eagle Ocean Transport. For the period from July 1, 2013 to March 31, 2014 Eagle Ocean Transport received $457,940 of shipbroker rebates for its services in securing the newbuilding contracts. In addition, Eagle Ocean Transport was reimbursed for an amount of $293,869, representing costs incurred on behalf of the Company relating to equity issuances and debt restructuring for the period July 1, 2013 to March 31, 2014.
The amounts due to/from related parties represent amounts due to/from the Manager relating to payments made by the Manager on behalf of the Company relating to the vessels operations, fees due to the Manager for services rendered, net of amounts transferred to the Manager.
4.	Acquisition of Business
On July 29, 2013, Dorian Holdings sold to Dorian LPG in exchange for equity and $9.7 million in cash its 100% interest in CMNL, CJNP, CNML owners of the Captain Markos NL, Captain John NP and the Captain Nicholas ML, respectively and acquired the related inventory on board, and assumed the associated bank debt, and interest rate swap and 100% interest in two entities, each a party to a contract for the construction of one VLGC, and option rights to construct an additional 1.5 VLGCs and $2.67 million in cash. The $9.7 million cash related to the payment for inventories and LPG coolant on board of $2.3 million and to reimburse for an advance for vessels under construction of $7.4 million
In addition on July 29, 2013 Dorian LPG acquired 100% interest of Grendon Tanker LLC, the owner of the LPG Grendon, from an affiliate of Dorian Holdings for a cash consideration of $6,625,000 plus the value of inventory on board the vessel.
These acquisitions have been treated as business acquisitions and were initially recorded at fair value.
The following table summarizes the fair value of the consideration paid and assets/liabilities acquired.
Fair value of total consideration
	Acquisition from Dorian Holdings	Grendon acquisition	Total
Cash	9,732,911	6,672,485	16,405,396
Equity instruments (4,667,135 common shares of the Company at NOK 75.00 per share)	59,092,499	—	59,092,499
Total consideration	68,825,410	6,672,485	75,497,895
Fair value of identifiable assets and liabilities acquired:
Cash	2,672,500	—	2,672,500
Vessels	194,457,529	6,625,000	201,082,529
Inventories on board the vessels	1,407,622	47,485	1,455,107
Newbuilding vessels contracted for construction	17,593,130	—	17,593,130
Other assets—Vessel purchase options	4,605,000	—	4,605,000
Long term bank debt	(135,224,500)	—	(135,224,500)
Interest rate swaps	(16,685,871)	—	(16,685,871)
Net assets acquired—fair value	68,825,410	6,672,485	75,497,895
The fair value of the common stock was determined to be NOK75.00 per share (or $12.66 per share at the exchange rate on July 29, 2013) being the price the Company issued its common shares to private investors under its private placement which closed on the same date.

The vessels were acquired with attached charters. The attached charters for each vessel were evaluated by the Company based on market charter rates on the acquisition date and were found to be at market values, and thus none of the purchase consideration was allocated to the attached time charters or voyage charter.
The fair values of the vessels, excluding LPG coolant, on the date of acquisition were determined by the Company based on valuations from an independent broker. The appraised value was determined using recent transactions involving comparable vessels as adjusted for age and features. The appraisal was performed on "willing Seller and willing Buyer" basis and based on the sale and purchase market condition prevailing at the acquisition date subject to the vessel being in sound condition and made available for delivery charter free. The fair value of the LPG coolant at the date of acquisition was determined by the quantity purchased valued at the then current LPG rate. The fair value of the newbuilding contracts and vessel purchase options was computed as the excess of the purchase consideration for similar vessels with similar delivery dates based on valuation from an independent broker over the purchase consideration of the contracts acquired plus in respect of the newbuilding contracts any advance paid to the shipyard as of the acquisition date. The fair value of the interest rate swaps was determined using a discounted cash flow approach based on market‑based LIBOR swap yield rates. The fair value of the bank debt and cash was determined to be its face value.
In addition, on July 29, 2013 Dorian Holdings granted the Company a royalty‑free, non‑exclusive right and license to use the newly created Dorian logo and "Dorian LPG". The Company evaluated the license agreement and did not assign any value to the use of this logo and name based on the fact that it was a brand new logo, created shortly prior to the NPP and never used in the market place, and for which the Company does not have exclusive use.
The revenue and net income relating to the Predecessor operations acquired since their acquisition date are included in the consolidated statement of operations for the period ended March 31, 2014 and amount to $29,633,700 and $3,152,335, respectively.
Pro forma Information (unaudited)
The following table summarizes total net revenues and net income of the Company, had the acquisition of the Predecessor operations occurred on April 1, 2012:
$ in 000's	For the year ended March 31, 2014	For the year ended March 31, 2013
Net revenues	$45,017	$38,662
Net income/ (loss)	$6,613	$(6,639)
The combined results in the table above have been prepared for comparative purposes only and include acquisition related adjustments for depreciation, interest charges and management fees. The combined results do not purport to be indicative of the results of operations which would have resulted had the acquisition been effected at the beginning of the applicable period noted above, or the future results of operations of the combined entity.
5.	Inventories
The Company's inventories by type were as follows:
March 31, 2014
Bunkers	596,768
Lubricants	358,381
Victualing	83,840
Bonded stores	15,354
Communication cards	3,986
Total	1,058,329
6.	Vessels, Net
	Vessel cost	Accumulated depreciation	Net book Value
Balance, July 1, 2013	—	—	—
Vessel acquisitions through business combinations (Refer Note 4)	201,082,529	—	201,082,529
Other	307,606	—	307,606
Depreciation	—	(6,555,269)	(6,555,269)
Balance, March 31, 2014	201,390,135	(6,555,269)	194,834,866

The Company's VLGC vessels with a carrying value of $188.7 million as of March 31, 2014 are first‑priority mortgaged as collateral to secure the bank loan discussed in Note 11. No impairment loss was recorded for the period presented.
7.	Vessels Under Construction
Vessels under construction is comprised of the following as of March 31, 2014:
Acquisition of two newbuilding contracts from Dorian Holdings on July 29, 2013 (refer Note 4)	17,593,130
Acquisition of one newbuilding contract from SeaDor on July 29,2013 (refer Note 3b)	7,009,675
Acquisition of thirteen newbuilding contracts from Scorpio November 26, 2013 (refer Note 3c)	119,386,040
Acquisition cost of vessel purchase options from Dorian Holdings and SeaDor exercised on February 21, 2014 (refer Notes 3b and 4)	7,134,126
Installment payments to shipyards	169,271,536
Other capitalized expenditures	1,839,689
Capitalized interest	972,010
Vessels under construction	323,206,206

The installment payments to the shipyards, totaling $169.3 million, represent scheduled payments made by the Company to the shipyards subsequent to the acquisition of the newbuilding contracts and payments relating to the option exercise of three newbuilding contracts. Other capitalized expenditures represent fees paid to our Manager of $1.1 million and to third party vendors of $0.7 million for supervision fees and other newbuilding pre‑delivery costs including engineering and technical support, liaising with the shipyard, and ensuring key suppliers are integrated into the production planning process.
On February 21, 2014, pursuant to the option agreements with Hyundai Heavy Industries Co. Ltd., three newbuilding contracts were executed with a total contract price of $216.7 million (refer Notes 3b and 4).
8.	Other Fixed Assets, Net
Other fixed assets of $60,904 as of March 31, 2014, represent leasehold improvements, software and furniture and fixtures at cost and had no accumulated depreciation as of March 31, 2014 as they had not yet been brought into use.
9.	Deferred Charges, Net
Deferred charges of $2,555,674 as of March 31, 2014, represent deferred offering costs of $1,304,343 related to the Company's planned initial public offering, deferred financing costs of $716,040 and deferred drydocking costs of $535,291.
The movement of deferred financing costs and drydocking costs is presented in the table below:
	Financing costs	Drydocking costs
On inception , July 1, 2013	—	—
Additions	1,516,847	600,394
Amortization	(800,807)	(65,103)
Balance, March 31, 2014	716,040	535,291
The drydocking costs incurred during the period ended March 31, 2014 relate to the drydocking for Captain Nicholas ML which was drydocked during the period under review.
10.	Accrued Expenses
Accrued expenses comprised of the following:
March 31, 2014
Accrued loan and swap interest	1,439,237
Accrued IPO charges	469,707
Accrued voyage and vessel operating expenses	87,029
Other	200,413
Total	2,196,386

11.	Long‑Term Debt
The table below presents the loans outstanding as of March 31, 2014:
Secured bank debt
Royal Bank of Scotland plc. (RBS)
Tranche A	44,200,000
Tranche B	33,241,000
Tranche C	51,277,500
Total	128,718,500
Presented as follows:
Current portion of long‑term debt	9,612,000
Long‑term debt—net of current portion	119,106,500
Total	128,718,500
The minimum annual principal payments, in accordance with the loan agreement, required to be made after March 31, 2014 are as follows:
Year ending March 31,:
2015	9,612,000
2016	9,612,000
2017	9,612,000
2018	9,612,000
2019	57,268,000
Thereafter	33,002,500
Total	128,718,500
As discussed in Note 1, the Company assumed the debt obligations associated with the financing of the vessels that were acquired through the acquisition of CMNL, CJNP and CNML. The prior loan arrangements associated with those vessels required approval from the lenders to sell the vessels and agreement from the lenders to transfer the borrowings to another party. As a consequence, the Company and the lender negotiated new borrowing terms in connection with this transaction. The new terms are described below. The total borrowings outstanding immediately prior to the debt modification and immediately after remained the same.
CMNL, CJNP, CNML and Corsair as joint and several borrowers (Borrowers), and Dorian LPG, Ltd as parent guarantor entered into a loan facility of $135,224,500, which replaced the prior borrowing arrangements of the Predecessor. The loan facility is divided into three tranches. Tranche A of $47.6 million, Tranche B of $34.5 million and Tranche C of up to $53.1 million and is associated with each of the Captain John NP, Captain Markos NL and the Captain Nicholas ML, respectively.
Tranche A is payable in twelve equal semi‑annual installments each in the amount of $1,700,000 commencing on September 24, 2013 plus a balloon of $27,200,000 payable concurrently with the last installment on March 24, 2019.
Tranche B is payable in eleven equal semi‑annual installments each in the amount of $1,278,500 commencing on November 17, 2013 plus a balloon of $20,456,000 payable concurrently with the last installment on November 17, 2018.
Tranche C is payable in fourteen equal semi‑annual installments each in the amount of $1,827,500 commencing on January 21, 2014 plus a balloon of $27,520,000 payable concurrently with the last installment July 21, 2020.
The loan facility bears interest at LIBOR plus a margin of 1.5% per annum until the delivery of the vessel under construction contracted by Corsair (the "Corsair Vessel") but no later than September 30, 2014 upon which date the margin will be 2.0%. The margin will be increased to 2.5% one year from the delivery of the Corsair Vessel until maturity.
The loan facility is secured by first priority mortgages on the vessels financed and first assignments of all freights, earnings and insurances. In addition the Borrowers were obliged to maintain $66,538,170 in a restricted cash account (the Newbuilding Cash Collateral) which is reduced on the date of the second, third and fourth pre‑delivery shipyard installments for the Corsair vessel to $59,145,040, $51,751,910 and $44,358,780, respectively and on delivery of the Corsair vessel is reduced in full. The Corsair vessel will be mortgaged as security upon delivery. The restricted cash account can be reduced with the approval of the bank, if payments to the shipyard are accelerated in consideration of a reduction in the contract price, provided that it will not fall below $29,572,520 prior to delivery date. During October 2013, the Company made an accelerated payment of $28,418,740 to the shipyard in consideration of a reduction in the contract price and as a result the restricted cash account as of March 31, 2014 reduced to $30.9 million.

The loan facility also requires the Borrowers to maintain a minimum market adjusted security cover ratio equal to at least 125% of the aggregate of the outstanding loan balance and 50% of the related swap exposure up to September 2014 or 100% thereafter. In the event of non‑compliance the Borrowers will be required within one month of being notified in writing by the lender to make such prepayment. In the event the lender agrees to release Corsair or another borrower approved by the lender from joint and several liabilities under the agreement, the minimum market adjusted security cover is adjusted to 175% and the margin will be increased to 2.75%.
The loan facility also contains customary covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's prior consent before changes are made to the flag, class or management of the vessels, or enter into a new line of business. The loan facility also requires that Dorian Holdings maintain a minimum ownership percentage. The loan facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross‑default to other indebtedness and non‑compliance with security documents, and prohibit the Borrowers from paying dividends. However, the loan facility permits the Borrowers to make expenditures to fund the administration and operation of Dorian LPG.
Debt Covenants:  The secured loan agreement contains the following financial covenants which the Company is required to comply with, calculated on a consolidated basis, determined and defined according to the provisions of the loan agreement:
•	The ratio of cash flow from operations before interest and finance costs to cash debt service costs (Debt Service Coverage Ratio) shall not be less than 0.75:1 through December 31, 2013, 0.8:1 through December 31, 2014; and 1:1 at all times thereafter.
•	The Minimum Shareholders' Funds as adjusted for any reduction in the vessel fair market value shall not be less than $85 million;
•	The ratio of Total Debt to Shareholders Funds shall not exceed 150% at all times;
•	Minimum cash of $10 million at the end of each quarter and $1.5 million per mortgaged vessel at all times.
The Company was in compliance with the financial covenants as of March 31, 2014.
12.	Capital Structure
Under the articles of incorporation effective July 1, 2013, the Company's authorized capital stock consists of 500,000,000 registered shares, par value $.01 per share, of which 450,00,000 are designated as common share and 50,000,000 shares are designated as preferred shares.
On July 29, 2013, the Company issued the following shares:
•	9,310,054 common shares on completion of its NPP, at NOK75.00 per share, equivalent to USD12.66 per share based on the exchange rate on July 29, 2013
•	4,667,135 common shares to Dorian Holdings (refer Note 4)
•	4,667,135 common shares to SeaDor Holdings LLC (refer Note 3)
The fair value of the shares issued to Dorian and SeaDor was determined by the Company to be NOK75 (or USD12.66) per share based on the issue price of the NPP.
On November 26, 2013, the Company issued the following shares:
•	16,081,081 common shares on completion of a second Private Placement in Norway ("NPP2"), at NOK92.50 per share, equivalent to USD15.16 per share based on the exchange rate on November 26, 2013
•	7,990,425 common shares to Scorpio Tankers Inc. (refer Note 3)
On February 12, 2014, the Company issued the following shares:

•	5,649,200 common shares on completion of a third Private Placement in Norway ("NPP3"), at NOK110.00 per share, equivalent to USD17.92 per share based on the exchange rate on February 12, 2014
Each holder of common shares is entitled to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common shares are entitled to share equally in any dividends, which the Company's board of directors may declare from time to time, out of funds legally available for dividends. Upon dissolution, liquidation or winding‑up, the holders of common shares will be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock. Holders of common shares do not have conversion, redemption or pre‑emptive rights. Following the above mentioned private placements and share issuances and as of March 31, 2014, the Company's eight board seats and common shares were held by Dorian Holdings (three board seats and 11.7% ownership), SeaDor Holdings (three board seats and 19.3% ownership), Scorpio Tankers Inc. (one board seat and 26.5% ownership), and affiliates of Kensico Capital Management (one board seat and 9.5% ownership). These parties retain the ability to exercise significant influence over our operations.
On April 23, 2014 the Company completed a one-for-five reverse stock split and reduced the number of the Company's issued and outstanding common shares and affected all issued and outstanding common shares, outstanding immediately prior to the effectiveness of the reverse stock split. The number of the Company's authorized common shares was not affected by the reverse split and the par value of our common shares remained unchanged at $0.01 per share. The reverse stock split reduced the number of the Company's common shares outstanding at March 31, 2014 from 241,825,149 to 48,365,012 after the cancellation of 18 fractional shares. No fractional shares were issued in connection with the reverse stock split. Shareholders who otherwise held a fractional share of the Company's common stock as a result of the reverse stock split received a cash payment in lieu of such fractional share.  All amounts related to number of shares and per share amounts have been retroactively restated.
13.	Revenues
Revenues comprise the following for the period July 1, 2013 to March 31, 2014:
Time charter revenue	17,602,137
Voyage charter revenue	11,210,785
Other revenue	820,778
Total	29,633,700

Included in time charter revenue is $6,122,695, representing the profit‑sharing element of the time charter agreements. Other revenue represents demurrage income and income from charterers relating to reimbursement of expenses such as costs for security guards and war risk insurance.
14.	Voyage Expenses
Voyage expenses are comprised as follows for the period July 1, 2013 to March 31, 2014:
Bunkers	5,271,126
Port charges and other related expenses	552,634
Brokers' commissions	386,244
Security cost	298,820
War risk insurances	37,001
Other voyage expenses	125,146
Total voyage expenses	6,670,971
15.	Vessel Operating Expenses
Vessel operating expenses are comprised as follows for the period July 1, 2013 to March 31, 2014:
Crew wages and related costs	5,306,441
Spares and stores	1,395,287
Lubricants	480,279
Insurance	566,021
Repairs and maintenance costs	502,424
Miscellaneous expenses	144,507
Total	8,394,959

16.	Interest and Finance Costs
Interest and finance costs of $1,579,206 is comprised of interest incurred of $1,666,159, $800,807 of amortization of financing costs, and $84,250 of other finance costs less capitalized interest of $972,010 for the period July 1, 2013 to March 31, 2014.
17.	Income Taxes
The Company and its subsidiaries are incorporated in the Marshall Islands and under the laws of the Marshall Islands, are not subject to tax on income or capital gains and no Marshall Islands withholding tax will be imposed on dividends paid by the Company to its shareholders. The Company is also subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto attributable to the transport of cargo to or from the United States ("Shipping Income"), unless exempt from United States federal income taxation.
If the Company does not qualify for the exemption from tax under Section 883, of the Internal Revenue Code of 1986, as amended, the Company and its subsidiaries will be subject to a 4% tax on its "U.S. source shipping income," imposed without the allowance for any deductions. For these purposes, "U.S. source shipping income" means 50% of the Shipping Income derived by the Company and its subsidiaries that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.
We do not believe that we were able to qualify for exemption under Section 883 and as a consequence, our gross U.S. source shipping income for our first fiscal year ended March 31, 2014, derived from two vessel voyages transporting cargo from Houston to ports in Brazil is subject to a 4% gross basis tax (without allowance for deductions) equal to $39,266 and is included in Voyage expenses in the consolidated statement of operations.
18.	Commitments and Contingencies
Commitments under Newbuilding Contracts
As of March 31, 2014, the Company had commitments under shipbuilding contracts for nineteen newbuildings. The Company expects to settle these commitments as follows:
Period ending March 31,:
2015	327,577,240
2016	829,551,691
Total	1,157,128,931
Other
From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any claim, which is reasonably possible and should be disclosed or probable and for which a provision should be established in the accompanying consolidated financial statements.
19.	Derivative Instruments
The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert the Company's debt from a floating to a fixed rate. To hedge its exposure to changes in interest rates the Company is a party to five floating‑to‑fixed interest rate swaps with RBS. The Company became a party to these transactions as part of the business combination with Dorian Holdings LLC whereby RBS novated the interest rate swap agreements such that the exact terms of the original agreement with the Predecessor were transferred to the corresponding entities that retain the interests in each of the vessels which are the main collateral. The principal terms of the interest rate swaps are as follows:

Subsidiary	Termination Date	Fixed interest rate	Nominal value March 31, 2014
CMNL(1)	Nov 2018	5.395%	20,456,000
CMNL(1)	Nov 2018	4.936%	12,785,000
CJNP(2)	March 2019	4.772%	33,067,125
CJNP(2)	March 2019	2.960%	11,132,875
CNML(3)	July 2020	4.350%	49,880,000
			127,321,000

____________________
(1)	reduces semi‑annually by $1,278,500 with a final settlement of $21,734,500 due in November 2018.
(2)	reduces semi‑annually by $1,700,000 with a final settlement of $28,900,000 due in March 2019.
(3)	RBS exercised its right to extend the interest rate swap until July 2020 and based on the extension reduces semi-annually by $1,720,000 with a final settlement of $27,520,000 due in July 2020.

Tabular disclosure of financial derivatives is as follows:
		March 31, 2014
Derivatives not designated as hedging instruments	Balance sheet Location	Asset derivatives	Liability derivatives
Interest rate swap agreements	Long-term liabilities—Derivatives instruments	—	14,062,416
The effect of derivative instruments on the consolidated statement of operations for the period July 1, 2013 to March 31, 2014 is as follows:
Derivatives not designated as hedging instruments	Location of gain/(loss) recognized	July 1, 2013 to March 31, 2014
Interest Rate Swap—Change in fair value	Loss on derivatives—net	2,623,456
Interest Rate Swap—Realized loss	Loss on derivatives—net	(3,727,457)
Loss on derivatives—net		(1,104,001)
20.	Financial Instruments
The principal financial assets of the Company consist of cash and cash equivalents, amounts due from related parties and trade accounts receivable. The principal financial liabilities of the Company consist of long‑term bank loan, interest rate swaps, accounts payable, amounts due to related parties and accrued liabilities.
(a)            Interest rate risk:  The Company's long‑term bank loan is based on LIBOR and hence the Company is exposed to movements in LIBOR. The Company entered into interest rate swap agreements, discussed in Note 19, in order to hedge its variable interest rate exposure.
(b)            Fair value:  The carrying values of trade accounts receivable, amounts due from related parties, cash and cash equivalents, accounts payable, amounts due to related parties and accrued liabilities are reasonable estimates of their fair value due to the short‑term nature of these financial instruments. The fair value of long‑term bank loan approximates the recorded value, due to its variable interest rate, being the LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loan and hence long‑term bank loan is considered Level 2 item in accordance with the fair value hierarchy.
The interest rate swaps, discussed in Note 19, are stated at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market‑based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The fair value of the interest rate swap agreements approximates the amount that the Company would have to pay for the early termination of the agreements.
As of March 31, 2014, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's consolidated balance sheets. The Company did not have any other assets or liabilities measured at fair value on a nonrecurring basis during the period July 1, 2013 to March 31, 2014.
21.	Earnings Per Share
Basic earnings per share ("EPS") was calculated by dividing the net income for the period attributable to the owners of the common shares by 32,075,897 shares being the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is the same as basic earnings per share as there are no other potentially dilutive shares.

22.	Subsequent Events
On April 25, 2014, the Company completed a private placement of 1,412,698 common shares with a strategic investor at a price of NOK 110.00 or USD 18.40 based upon the exchange rate on April 24, 2014, which represents approximately $26.0 million in gross proceeds not including closing fees.
On May 13, 2014, the Company completed its initial public offering of 7,105,263 common shares on the New York Stock Exchange at a price of $19.00 per share, or $135.0 million in gross proceeds not including underwriting fees or closing costs.
On May 22, 2014, the Company completed the issuance of 245,521 common shares related to the overallotment exercise by the underwriters of the Company's initial public offering at a price of $19.00 per share, or $4.7 million in gross proceeds not including underwriting fees or closing costs. Subsequent to this offering, the Company has 57,128,494 shares issued and outstanding.
On June 25, 2014, the Company completed the exchange offer of unregistered common shares that it previously issued in its prior equity private placements, other than the common shares owned by its affiliates, for 15,528,507 common shares that have been registered under the Securities Act of 1933, as amended, the complete terms and conditions of which were set forth in a prospectus dated May 8, 2014 and the related letter of transmittal.
On June 30, 2014, the Company granted 655,000 restricted stock awards to certain of its officers under the equity incentive plan that vest over 5 years.
On July 25, 2014, the Company took delivery of its first vessel under the VLGC Newbuilding Program, the Comet, from Hyundai Heavy Industries Co. Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of the Predecessor Businesses of Dorian LPG Ltd:

We have audited the accompanying combined balance sheet of the Predecessor Businesses of Dorian LPG Ltd. as of March 31, 2013, and the related combined statement of operations, owners' equity, and cash flows for the period April 1, 2013 to July 28, 2013, and for the years ended March 31, 2013 and 2012. The combined financial statements include the accounts of the companies as defined in Note 1 to the Company's accompanying financial statements (hereinafter collectively referred to as the "Company"). These companies are under common management. These combined financial statements are the responsibility of the companies' management.  Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The companies are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the companies' internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Predecessor Businesses of Dorian LPG Ltd. as of March 31, 2013, and the combined results of their operations and their combined cash flows for the period April 1, 2013 to July 28, 2013 and for the years ended March 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
July 29, 2014

Predecessor Businesses of Dorian LPG Ltd.
Combined balance sheet
As of March 31, 2013
(Expressed in United States Dollars)
	Note	March 31, 2013
Assets
Current assets
Cash and cash equivalents		1,041,644
Trade receivables, net		1,036,187
Prepaid expenses and other receivables		64,576
Due from related parties	3	2,198,820
Inventories	4	1,708,241
Accrued revenue		108,551
Total current assets		6,158,019
Fixed assets
Vessels, net	5	187,077,722
Total fixed assets		187,077,722
Other non‑current assets
Deferred charges, net	6	1,211,863
Accrued revenue		—
Total assets		194,447,604
Liabilities and owners' equity Current liabilities
Trade accounts payable		3,314,624
Accrued expenses	7	1,418,585
Due to related parties	3	14,115,179
Deferred income		641,048
Current portion of long‑term debt	8	12,112,000
Total current liabilities		31,601,436
Long‑term liabilities
Long‑term debt—net of current portion	8	128,718,500
Derivative instruments	16	21,369,878
Total long‑term liabilities		150,088,378
Total liabilities		181,689,814
Owners' equity
Owners' capital	9	73,880,910
Accumulated deficit		(61,123,120)
Total owners' equity		12,757,790
Total liabilities and owners' equity		194,447,604
The accompanying notes are an integral part of these combined financial statements.

Predecessor Businesses of Dorian LPG Ltd.
Combined statements of operations
For the period April 1, 2013 to July 28, 2013,
For the years ended March 31, 2013 and 2012
(Expressed in United States Dollars)
		April 1, 2013 to	Year ended March 31,
	Note	July 28, 2013	2013	2012
Revenues	10	15,383,116	38,661,846	34,571,042
Expenses
Voyage expenses	11	3,623,872	8,751,257	2,075,698
Voyage expenses—related party	3,11	198,360	505,926	448,683
Vessel operating expenses	12	4,638,725	12,038,926	14,410,349
Management fees—related party	3	601,202	1,824,000	1,824,000
Depreciation and amortization	5,6	3,955,309	12,024,829	11,847,628
General and administrative expenses		28,204	157,039	80,552
Total expenses		13,045,672	35,301,977	30,686,910
Operating income		2,337,444	3,359,869	3,884,132
Other income/(expenses)
Interest and finance cost	13	(762,815)	(2,568,985)	(2,415,855)
Interest income		98	598	504
Gain/(Loss) on derivatives—net	16	2,830,205	(5,588,479)	(10,943,316)
Foreign currency (loss)/gain, net		(5)	(53,700)	2,215
Total other income/(expenses), net		2,067,483	(8,210,566)	(13,356,452)
Net income/(loss)		4,404,927	(4,850,697)	(9,472,320)
The accompanying notes are an integral part of these combined financial statements.

Predecessor Businesses of Dorian LPG Ltd.
Combined statements of owners' equity
For the period April 1, 2013 to July 28, 2013 and
For the years ended March 31, 2013 and 2012
(Expressed in United States Dollars)
	Owners' capital	Accumulated deficit	Total
Balance, April 1, 2011	73,880,910	(46,800,103)	27,080,807
Net loss for the year	—	(9,472,320)	(9,472,320)
Balance, March 31, 2012	73,880,910	(56,272,423)	17,608,487
Net loss for the year	—	(4,850,697)	(4,850,697)
Balance, March 31, 2013	73,880,910	(61,123,120)	12,757,790
Net income for the period	—	4,404,927	4,404,927
Balance, July 28, 2013	73,880,910	(56,718,193)	17,162,717
The accompanying notes are an integral part of these combined financial statements.

Predecessor Businesses of Dorian LPG Ltd.
Combined statements of cash flows
For the period April 1, 2013 to July 28, 2013 and
For the years ended March 31, 2013 and 2012
(Expressed in United States Dollars)
	April 1, 2013 to	Year ended March 31,
	July 28, 2013	2013	2012
Cash flows from operating activities:
Net income/(loss)	4,404,927	(4,850,697)	(9,472,320)
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Depreciation and amortization	3,955,309	12,024,829	11,847,628
Amortization of financing costs	15,437	48,307	50,286
Unrealized gain/(loss) on derivatives	(4,684,006)	13,681	4,607,769
Changes in assets and liabilities:
Trade receivables	(3,431,789)	(735,261)	(58,795)
Prepaid expenses and other receivables	8,646	487,966	(770,805)
Due from related parties	853,214	(2,198,820)	1,035,053
Inventories	415,631	(660,068)	(317,947)
Trade accounts payable	759,262	153,322	2,375,081
Accrued expenses and other liabilities	(336,312)	(384,265)	(473,196)
Due to related parties	2,710,151	4,755,938	2,585,806
Payment for drydocking costs	—	(399,149)	(1,078,883)
Net cash from operating activities	4,670,470	8,255,783	10,329,677
Cash flows from investing activities:
Payments for vessel improvements	(90,492)	(469,929)	(309,717)
Net cash used in investing activities	(90,492)	(469,929)	(309,717)
Cash flows from financing activities:
Repayment of long‑term debt	(5,606,000)	(8,784,500)	(10,397,000)
Net cash used in financing activities	(5,606,000)	(8,784,500)	(10,397,000)
Net (decrease)/increase in cash and cash equivalents	(1,026,022)	(998,646)	(377,040)
Cash and cash equivalents at the beginning of the period	1,041,644	2,040,290	2,417,330
Cash and cash equivalents at the end of the period	15,622	1,041,644	2,040,290
Supplemental disclosure of cash flow information
Cash paid during the period for interest	1,002,958	2,472,386	2,196,621
The accompanying notes are an integral part of the combined financial statements.

Predecessor Businesses of Dorian LPG Ltd.
Notes to combined financial statements
(Expressed in United States Dollars)
1.	Basis of Presentation and General Information
The accompanying combined financial statements include the accounts of entities listed below (collectively, the "Owning Companies" or "Company" or "Predecessor"). The Owning Companies have been presented on a combined basis, as they had common board of directors who functioned as the executive management and made all significant management decisions throughout the periods presented. In order to present the track record of this management team the entities are presented in a single combined set of financial statements.
Vessel owning Company	Date of incorporation	Type of vessel(3)	Vessel's name	Built	CBM(2)
Cepheus Transport Ltd. (Cepheus)(1)	March 17, 2004	VLGC	Captain Nicholas ML	2008	82,000
Lyra Gas Transport Ltd (Lyra)(1)	January 30, 2005	VLGC	Captain John NP	2007	82,000
Cetus Transport Ltd. (Cetus)(1)	January 27, 2004	VLGC	Captain Markos NL	2006	82,000

Orion Tankers Limited (Orion)(1)	October 26, 2005	PGC	Grendon	1996	5,000
(1)	Incorporated in Republic of Liberia.
(2)	CBM: Cubic meters, a standard measure for LPG tanker capacity.
(3)	Very Large Gas Carrier ("VLGC"), Pressurized Gas Carrier ("PGC")
The Owning Companies are engaged in providing international seaborne transportation services of liquefied petroleum gas (LPG) worldwide through the ownership of LPG tankers to LPG producers and users. The Owning Companies' vessels are managed by Dorian (Hellas) S.A.‑Panama (the "Manager"), a related party. The Manager is a company incorporated in Panama and has a registered branch in Greece, established in 1974 under the provisions of Law 89/1967, 378/1968 and article 25 of law 27/75, as amended by article 4 of law 2234/94.
The following charterers individually accounted for more than 10% of the Company's revenues as follows:
	% of total revenues
	April 1, 2013	Year ended March 31,
Charterer	to July 28, 2013	2013	2012
Statoil Hydro ASA	49	53	89
Petredec Ltd.	18	19	10
E1Corp.	19	17	—
Astomos Energy Corporation	12	—	—
2.	Significant Accounting Policies
(a)	Principles of combination: The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts and operating results of the legal entities comprising the Owning Companies as discussed in Note 1, which were all under common management. The combined statements represent an aggregation of the U.S. GAAP financial information of the entities comprising the Owning Companies. All intercompany balances and transactions have been eliminated upon combination.
(b)	Use of estimates: The preparation of the Predecessor combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(c)	Other comprehensive income/(loss): The Company follows the accounting guidance relating to Comprehensive Income, which requires separate presentation of certain transactions that are recorded directly as components of stockholders' equity. The Company has no other comprehensive income/(loss) and accordingly, comprehensive income/(loss) equals net income/(loss) for the periods presented.

(d)	Foreign currency translation: The functional currency of the Company is the U.S. Dollar. Each foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of the balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate at the balance sheet date and any gains or losses are included in the combined statement of operations.
(e)	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.
(f)	Trade receivables (net): Trade receivables (net), reflect receivables from vessel charters, net of an allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No allowance for doubtful accounts was recorded for the periods presented.
(g)	Inventories: Inventories consist of bunkers on board the vessels when vessels are unemployed or are operating under voyage charters and lubricants and stores on board the vessels. Inventories are stated at the lower of cost or market. Cost is determined by the first in, first out method.
(h)	Vessels: Vessels are stated at cost, less accumulated depreciation. The cost of the vessels consists of the contract price, less discounts, plus any direct expenses incurred upon acquisition, including improvements, commission paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage. The cost of vessels constructed includes financing costs incurred during the construction period. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are expensed as incurred.
(i)	Impairment of long‑lived assets: The Company reviews their vessels "held and used" for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the asset is evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.
(j)	Vessel depreciation: Depreciation is computed using the straight‑line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which is estimated to be $ 400 per lightweight ton. Management of the Owning Companies estimates the useful life of its vessels to be 20 years from the date of initial delivery from the shipyard for VLGC's and 25 years for PGC vessels. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.
(k)	Drydocking and special survey costs: Drydocking and special survey costs are accounted under deferral method whereby actual costs incurred are deferred and are amortized on a straight‑line basis over the period through the date the next survey is scheduled to become due. We are required to drydock a vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one‑half years. Costs deferred are limited to actual costs incurred at the yard and parts used in the drydocking or special survey. Costs deferred include expenditures incurred relating to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written‑off and included in the calculation of the resulting gain or loss in the period of the vessel's sale. The amortization charge is presented within "Depreciation and amortization" in the combined statements of operations.
(l)	Financing costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized to interest expense over the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding debt extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of the accounting guidance relating to debt extinguishment. The unamortized financing costs are reflected in Deferred Charges in the accompanying combined balance sheets.

(m)	Revenue and expenses: Revenue is recognized when an agreement exists, the vessel is made available to the charterer or services are provided, the charter hire is determinable and collection of the related revenue is reasonably assured.
Time charter revenue:  Time charter revenues are recorded ratably over the term of the charter as service is provided. Time charter revenues received in advance of the provision of charter service are recorded as deferred income and recognized when the charter service is rendered. Accrued revenue results from straight‑line revenue recognition in respect of charter agreements that provide for varying charter rates. Deferred income and accrued revenue amounts that will be recognized within the next twelve months are presented as current, with amounts to be recognized thereafter presented as non‑current. Revenues earned through the profit sharing arrangements in the time charters represent contingent rental revenues that are recognized when earned and amounts are reasonably assured based on estimates provided by the charterer.
Voyage charter revenue:  Under a voyage charter, the revenues are recognized on a pro‑rata basis over the duration of the voyage determined on a discharge—to discharge port basis but the Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port for its next voyage. In the event a vessel is sold while a voyage is in progress, the revenue recognized is based on an allocation formula agreed between the buyer and the seller. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when earned and collection is reasonably assured. Dispatch expense represents payments by the Company to the charterer when loading or discharging time is less than the stipulated time in the voyage charter and is recognized as incurred.
Commissions:  Charter hire commissions to brokers or the Manager are deferred and amortized over the related charter period and are included in Voyage expenses.
Vessel operating expenses:  Vessel operating expenses are accounted for as incurred on the accrual basis. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses.
(n)	Repairs and maintenance: All repair and maintenance expenses, including underwater inspection costs are expensed in the period incurred. Such costs are included in Vessel operating expenses.
(o)	Segment reporting: Each of the Owning Company's vessels serve the same type of customer, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Based on this, the Company has determined that it operates in one reportable segment, the international transportation of liquid petroleum gas with its fleet of vessels. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.
(p)	Derivative Instruments: The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. All derivatives are recognized in the combined financial statements at their fair value, as either a derivative asset or a liability. The fair value of the interest rate derivatives is based on a discounted cash flow analysis. When such derivatives do not qualify for hedge accounting, the Company recognizes their fair value changes in current period earnings.
(q)	Fair value of financial instruments:
In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at fair value in one of the following three categories:
Level 1:	Quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs that are not corroborated by market data.
(r)	Recent accounting pronouncements: There are no recent accounting pronouncements the adoption of which would have a material effect on the Company's combined financial statements in the current period or expected to have an impact on future periods.

3.	Transactions with Related Parties
Dorian (Hellas) S.A:
Ship‑Owning Companies Management Agreements:  The Owning Companies historically outsourced the technical, crew and commercial management as well as insurance and accounting services of the vessels to Dorian (Hellas) S.A., pursuant to management agreements ("Management Agreements") with each vessel owning subsidiary. These agreements had an initial term of 12 months and thereafter could be terminated by either party giving two months written notice. For each of the periods presented, under the Management Agreements the Manager received for each VLGC and PGC vessel a commission of 1.25% or 2%, respectively, of the gross freight, demurrage, dead freights and charter hire which are due and payable ("charter hire commission") and a fixed monthly management fee of $40,000 or $32,000 per vessel respectively. In addition, under the Management Agreements, the Manager is entitled to a commission of 1% on the contract price, for any vessel bought or sold.
The following amounts charged by the Manager are included in the combined statement of operations:
	April 1, 2013 to July 28,	Year ended March 31,
	2013	2013	2012
(i) Charter hire commissions , included in Voyage expenses—related party	198,360	505,926	448,683
(ii) Management fees	601,202	1,824,000	1,824,000
The amounts due to/from related parties represent amounts due to/from the Manager relating to payments made by the Manager on behalf of each of the Owning Companies net of amounts transferred to the Manager.
4.	Inventories
Inventories by type were as follows:
March 31, 2013
Bunkers	1,200,591
Victualing	64,969
Bonded stores	16,924
Lubricants	418,987
Communication cards	6,770
Total	1,708,241
5.	Vessels, Net
	Vessel cost	Accumulated depreciation	Net book value
Balance, April 1, 2012	252,023,353	(53,743,681)	198,279,672
Vessel improvements	469,929	—	469,929
Depreciation	—	(11,671,879)	(11,671,879)
Balance, March 31, 2013	252,493,282	(65,415,560)	187,077,722
Vessel improvements	90,492	—	90,492
Depreciation	—	(3,839,271)	(3,839,271)
Balance, July 28, 2013	252,583,774	(69,254,831)	183,328,943
All the Company's vessels were first‑priority mortgaged as collateral to secure the bank loans discussed in Note 8. No impairment loss was identified or recorded for the years ended March 31, 2013.
The vessel improvements relate to improvements to the vessels and include systems to improve the consumption of the main engines lubricating oil, fuel system modification (double fuel system), and modifications to increase the vessel cargo operation flexibility.

6.	Deferred Charges, Net
The deferred charges comprised of the following:
	Financing costs	Drydocking costs	Total
April 1, 2012	310,662	1,302,458	1,613,120
Amortization	(48,307)	(352,950)	(401,257)
March 31, 2013	262,355	949,508	1,211,863
Amortization	(15,437)	(116,038)	(131,475)
July 28, 2013	246,918	833,470	1,080,388
7.	Accrued Expenses
Accrued expenses comprise of the following:
March 31, 2013
Accrued loan and swap interest	1,407,673
Accrued voyage and vessel operating expenses	10,912
Total	1,418,585
8.	Long‑Term Debt
The table below presents the loans outstanding as of March 31, 2013:
Secured bank debt	March 31, 2013
(a) Royal Bank of Scotland plc (RBS)
Tranche B	35,798,000
Tranche C	47,600,000
Tranche D	54,932,500
Total RBS	138,330,500
(b) Deutsche Schiffsbank	2,500,000
Total	140,830,500
Presented as follows:
Current portion of long‑term debt	12,112,000
Long‑term debt	128,718,500
Total	140,830,500
The minimum annual principal payments, in accordance with the loan agreements, required to be made after March 31, 2013 are as follows:
Year ending March 31,
2014	12,112,000
2015	9,612,000
2016	9,612,000
2017	9,612,000
2018	9,612,000
Thereafter	90,270,500
Total	140,830,500

(a)	The Royal Bank of Scotland plc (RBS): On August 12 2005 Cepheus, Lyra, Cetus and Cygnus Transport Ltd, (Cygnus) a related party (collectively the "Borrowers"), jointly and severally entered into a loan facility divided into four tranches. Tranche A of up to $34.9 million related to Cygnus. Tranche B of up to $51.1 million, Tranche C of up to $68.0 million and Tranche D of up to $68.8 million related to the financing of approximately 80% of the construction cost of the Captain Markos NL, the Captain John NP and the Captain Nicholas ML respectively. Tranches B, C, and D were payable in twenty four equal consecutive six monthly installments of $1,278,500; $1,700,000 and $1,720,000 commencing six months after the final draw down date of each tranche, plus a balloon payment of $ $20,456,000, $27,200,000 and 27,520,000 respectively. The loan bears interest at LIBOR plus a margin of 0.925% per annum. The agreement also requires that Borrowers to maintain a minimum market adjusted a security cover ratio equal to at least 120% of amounts due to RBS under the loan agreement. In the event of noncompliance the Borrowers will be required within 30 days of being notified in writing by RBS to make such prepayment or provide such additional security to restore the security cover ratio. As of March 31, 2013 the Borrowers were not in compliance with the security cover which reflected a shortfall of approximately $7.7 million. The shortfall was effectively remedied by June 30, 2013 following normal scheduled debt repayments, a reduction in the out of the money exposure position on the interest rate swaps and an improvement in the aggregate fair market valuations of the mortgaged vessels.
(b)	Deutsche Schiffsbank: On July 25, 2007, Orion entered into a loan agreement for $8,000,000 to partially finance the acquisition of LPG Grendon. The loan is payable in twenty four (24) equal consecutive quarterly installments of $250,000, commencing in October 2007, plus a balloon payment of $2,000,000 payable together with the last installment. The loan bears interest at LIBOR plus a margin of 1.1% per annum. In addition Orion was required to maintain a minimum market adjusted asset cover ratio equal to at least 125% of the outstanding loan principal ("security cover ratio"). Orion was in compliance with the security cover ratio as of March 31, 2013. The loan was fully repaid on July 23, 2013.
Securities:  All loans are secured by first priority mortgages on the vessels discussed above and first assignments of all freights, earnings and insurances. The loan agreements also contain covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's prior consent before changes are made to the flag, class or management of the vessels, or enter into a new line of business, pay dividend if an event of default has occurred and is continuing, repay any shareholders loans or make any loans or advances, issue any shares in its capital other than to the shareholders, reduce its issued share capital, acquire any subsidiary and consolidate or amalgamate with, or merge into, any other entity.
9.	Owners' Capital
Each ship owning entity is a body corporate duly organized under the laws of the Republic of Liberia and has an authorized share capital divided into 500 registered and/or bearer shares of no par value, all of which have been issued in the bearer form. The holders of the shares are entitled to one vote on all matters submitted to a vote of owners and to receive all dividends, if any.
Ship‑owning entity	Date of incorporation
Cetus Transport Ltd.	March 17, 2004
Lyra Gas Transport Ltd.	January 30, 2005
Cepheus Transport Ltd.	January 27, 2004
Orion Tankers Limited	October 26,2005
As discussed in Note 1, the financial statements are comprised of the combined financial information of the entities that comprise the Owning Companies. As a result, the financial statements reflect owners' capital and not share capital and additional paid in capital of a parent company. Owners' capital represents contributions from owners. The owners' capital was used to partly finance the acquisition of the vessels.
10. Revenues
Revenues comprise the following:
	April 1, 2013 to July 28,	Year ended March 31,
	2013	2013	2012
Time charter revenue	8,850,543	24,143,606	33,399,609
Voyage charter revenue	6,236,525	13,581,561	142,500
Other income	296,048	936,679	1,028,933
Total	15,383,116	38,661,846	34,571,042

Included in time charter revenue is the profit‑sharing element of the time charter agreements of $2,702,635 for the period April 1, 2013 to July 28, 2013, $5,193,454 for the year ended March 31, 2013 and $5,966,726 for the year ended March 31, 2012. Other income represents demurrage income and income from charterers relating to expenses such as security guards and additional war risk insurance recovered from the charterers.
11.	Voyage Expenses
Voyage expenses, including voyage expenses—related party, are comprised as follows:
	April 1, 2013 to July 28,	Year ended March 31,
	2013	2013	2012
Brokers commission	396,720	1,025,761	897,367
Bunkers	2,755,445	6,678,660	481,903
Port charges and other related expenses	391,091	746,574	180,983
Security cost	206,940	582,112	668,458
War risk insurances	26,673	111,626	241,854
Other voyage expenses	45,363	112,450	53,816
Total voyage expenses	3,822,232	9,257,183	2,524,381
12.	Vessel Operating Expenses
Vessel operating expenses are comprised of the following:
	April 1, 2013 to July 28,	Year ended March 31,
	2013	2013	2012
Crew wages and related costs	2,519,315	7,932,836	8,007,295
Spares and stores	1,284,161	1,502,111	2,143,239
Lubricants	176,502	686,375	851,829
Insurance	298,249	942,847	997,801
Repairs and maintenance costs	279,921	848,576	2,237,825
Miscellaneous expenses	80,577	126,181	172,360
Total	4,638,725	12,038,926	14,410,349
13.	Interest and Finance Cost
Interest and finance cost is comprised of $659,832, $2,434,235, and $2,292,238 of interest on long-term debt and $102,983, $134,750 and $123,617 of other finance costs for the period ended July 28, 2013 and the years ended March 31, 2013 and March 31, 2012, respectively.
14.	Income Taxes
The Owning Companies are incorporated in the Republic of Liberia and under the laws of the Liberia, are not subject to income taxes, however, they are subject to registration and tonnage taxes, which are not income taxes and are included in vessel operating expenses in the accompanying combined statements of operations. Furthermore, the Owning Companies are subject to a 4% United States federal tax in respect of its U.S. source shipping income (imposed on gross income without the allowance for any deductions), which is not an income tax. Such taxes have been recorded within Voyage Expenses in the accompanying combined statements of operations. In many cases, these taxes are recovered from the charterers; such amounts recovered are recorded within Revenues in the accompanying combined statements of operations.
15.	Commitments and Contingencies
From time to time the Owning Companies expect to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. The Owning Companies are not aware of any claim, which is reasonably possible and should be disclosed or probable and for which a provision should be established in the accompanying financial statements.
The Company was jointly and severally liable together with a related party in respect of the related party's outstanding loan balance of $22,290,000 due under the bank loan as of March 31, 2013 (refer Note 8(a)).

16.	Derivative Instruments
The Owning Companies use interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company's debt from a floating to a fixed rate. To hedge its exposure to changes in interest rates the Company is a party to five floating‑to‑fixed interest rate swaps with RBS covering notional amounts aggregating approximately $136,718,000 as of March 31, 2013.
On March 31, 2005 and April 3, 2007 Cetus Transport Ltd entered into an interest rate swap agreement with RBS with effective date November 21, 2006 and November 17, 2006 respectively and termination dated November 21, 2018 and November 17, 2018. Under the terms of this arrangement the Company swaps the notional amount outstanding under the agreement from a floating rate of interest to a fixed rate of 5.395% and 4.936% respectively. The original notional amount of $51,140,000 is reduced semi‑annually by $1,278,500 with a final settlement of $20,456,000 due in November, 2018.
On March 9, 2007 and February 7, 2012, Lyra Gas Transport Ltd entered into an interest rate swap agreement with RBS with effective date March 22, 2007 and September 24, 2011 respectively and termination dated March 22, 2019. Under the terms of this arrangement the Company swaps the notional amount outstanding under the agreement from a floating rate of interest to a fixed rate of 4.772% and 2.960% respectively. The original notional amount of $64,146,313 is reduced semi‑annually by $1,700,000 with a final settlement of $28,900,000 due in March 22, 2019.
On January 8, 2009, Cepheus Transport Ltd entered into an extendable interest rate swap agreement with the RBS with effective date July 21, 2008 and termination dated July 21, 2014. RBS holds the right to extend the interest rate swap until the July 21 2020. Under the terms of this arrangement the Company swaps the notional amount outstanding under the agreement from a floating rate of interest to a fixed rate of 4.35%. The original notional amount of $68,800,000 is reduced semi‑annually by $1,720,000 with a final settlement of $29,240,000 due in July 21, 2020.
Tabular disclosure of financial derivatives is as follows:
		March 31, 2013
Derivatives not designated as hedging instruments	Balance sheet location	Asset derivatives	Liability derivatives
Interest Rate Swap Agreements	Long-term liabilities—Derivatives instruments	—	21,369,878
Total derivatives not designated as hedging instruments		—	21,369,878
The effect of derivative instruments on the combined statements of operations for the periods April 1, 2013 to July 28, 2013 and years ended March 31, 2013 and 2012 is as follows:
Derivatives not designated as	Location of	April 1, 2013 to July 28, 2013	Year ended March 31,
hedging instruments	gain/(loss) recognized	(Unaudited)	2013	2012
Interest Rate Swap—Change in fair value	Gain/(loss) on derivatives	4,684,007	(13,680)	(4,607,773)
Interest Rate Swap—Realized loss	Gain/(loss) on derivatives	(1,853,802)	(5,574,799)	(6,335,543)
Total gain/(loss) on derivatives		2,830,205	(5,588,479)	(10,943,316)
17.	Financial Instruments
The principal financial assets of the Company consist of cash and cash equivalents, amounts due from related parties and trade accounts receivable. The principal financial liabilities of the Company consist of long‑term bank loans, interest rate swaps, accounts payable, amounts due to related parties and accrued liabilities.
(a)
Interest rate risk:  The Company's long‑term bank loans are based on LIBOR and hence the Company is exposed to movements in LIBOR. The Company entered into interest rate swap agreements, discussed in Note 16, in order to hedge its variable interest rate exposure.

(b)	Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, amounts due from related parties, cash and cash equivalents. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, with high credit quality financial institutions.
(c)	Fair value: The carrying values of trade accounts receivable, amounts due from related parties, cash and cash equivalents, accounts payable, amounts due to related parties and accrued liabilities are reasonable estimates of their fair value due to the short‑term nature of these financial instruments. The fair value of long‑term bank loans approximate the recorded value, due to their variable interest rate, being the LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence long‑term bank loans are considered Level 2 items in accordance with the fair value hierarchy.
The interest rate swaps, discussed in Note 16, are stated at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market‑based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The fair value of the interest rate swap agreements approximates the amount that the Company would have to pay for the early termination of the agreements.
As of March 31, 2013, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's combined balance sheet. The Company did not have any other assets or liabilities measured at fair value on a nonrecurring basis during the year ended March 31, 2013.
18.	Subsequent Events
On July 29, 2013, the following transactions took place:
•	Cepheus, Lyra and Cetus sold the Captain Nicholas ML, the Captain John NP and the Captain Markos NL to CMNL LPG Transport LLC, CJNP LPG Transport LLC and CNML LPG Transport LLC (being newly created entities of the same shareholders), respectively, which also assumed the related outstanding bank debt and interest rate swaps related to each vessel.
•	100% interest in CMNL LPG Transport LLC, CJNP LPG Transport LLC and CNML LPG Transport LLC was contributed to Dorian LPG LTD in exchange for equity in Dorian LPG LTD.
•	The Grendon was sold to Grendon Tanker LLC, a wholly-owned subsidiary of Dorian LPG LTD.